Exhibit 2.1

SHARE PURCHASE AGREEMENT
by and among
DOCUSIGN INTERNATIONAL, INC.,
AND
SEAL SOFTWARE GROUP LIMITED
AND
FORTIS ADVISORS LLC as the SHAREHOLDERS’ REPRESENTATIVE
AND
DOCUSIGN, INC. (SOLELY FOR PURPOSES OF SECTION 10.13)
February 26, 2020

TABLE OF CONTENTS
Page

ARTICLE I SHARE PURCHASE	2

1.1	The Share Purchase. 2

1.2	Effect on Company Securities 2

1.3	Working Capital and Cash Adjustments. 4

1.4	Escrow Fund; Expense Fund 8

1.5	Loan Repayment 8

1.6	Further Action 8

ARTICLE II CLOSING, CLOSING CONDITIONS AND CLOSING PAYMENTS	8

2.1	The Closing 9

2.2	Closing Conditions. 9

2.3	Payment of Acquisition Consideration. 12

2.4	Withholding 16

2.5	Tax Consequences 16
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE WARRANTOR    16

3.1	Organization, Good Standing, Power and Subsidiaries. 16

3.2	Authority and Enforceability. 17

3.3	Restrictions on Business Activities 18

3.4	Compliance with Laws; Governmental Permits. 19

3.5	Company Capital Structure. 19

3.6	Company Financial Statements; No Undisclosed Liabilities; Absence of Changes. 22

3.7	Tax Matters. 23

3.8	Title to, Condition and Sufficiency of Assets. 31

3.9	Intellectual Property 31

3.10	Material Contracts. 43

3.11	Employee Benefit Plans and Employee Matters. 47

3.12	Foreign Corrupt Practices 48

3.13	Litigation 48

3.14	Insurance 49

3.15	Environmental, Health and Safety Matters 49

3.16	Customers and Suppliers. 49

3.17	Interested Party Transactions 49

3.18	Books and Records 50

3.19	Transaction Fees 50

3.20	Export Control Laws 50

3.21	Representations 51

3.22	No Additional Representations 51

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER	51

4.1	Organization and Standing 51

4.2	Authority and Enforceability. 51

4.3	Legal Proceedings 51

4.4	Financial Capability 52

4.5	Parents RSUs and PSUs 52

4.6	Transaction Fees 52

4.7	No Additional Representations 52

ARTICLE V CONDUCT OF COMPANY BUSINESS	52

5.1	Conduct of Company Business 52

5.2	Restrictions on Conduct of the Business 53

5.3	No Control of the Company’s Business 56

ARTICLE VI ADDITIONAL AGREEMENTS	57

6.1	[Reserved] 57

6.2	Joinders and Drag Along 57

6.3	No Solicitation 57

6.4	Confidentiality; Public Disclosure 58

6.5	Reasonable Best Efforts 59

6.6	Third-Party Consents; Notices 60

6.7	Actions 60

6.8	Access to Information. 60

6.9	Closing Spreadsheet 61

6.10	Expenses 62

6.11	Termination of Benefit Plans 62

6.12	Corporate Matters 62

6.13	Tax Matters 62

6.14	Parachute Payment Waivers 63

6.15	280G Stockholder Solicitation 64

6.16	Director and Officer Indemnification 64

6.17	Employee Matters 65

6.18	Performance Stock Units and Restricted Stock Units 66

6.19	R&W Policy 67

6.20	Confirmatory Deed of Assignments of Intellectual Property 67

ARTICLE VII TERMINATION	67

7.1	Termination 67

7.2	Effect of Termination 68

ARTICLE VIII POST-CLOSING INDEMNIFICATION	68

8.1	Survival of Representations and Warranties and Indemnity Matters 68

8.2	Indemnification 69

8.3	Limitations on Indemnification 70

8.4	Indemnification Claim Procedures 73

8.5	Third Party Claims 74

8.6	Overprovisions 75

ARTICLE IX SHAREHOLDERS’ REPRESENTATIVE	75

9.1	Appointment and Authority of Shareholders’ Representative. 75

ARTICLE X GENERAL PROVISIONS	79

10.1	Certain Interpretations 79

10.2	Notices 80

10.3	Amendment 81

10.4	Extension and Waiver 81

10.5	Assignment 81

10.6	Severability 81

10.7	Specific Performance and Other Remedies 81

10.8	Governing Law 82

10.9	Exclusive Jurisdiction; Waiver of Jury Trial 82

10.10	Entire Agreement 82

10.11	Privilege 83

10.12	Counterparts 83

10.12	Parent Guarantee 83

INDEX OF ANNEXES, EXHIBITS AND SCHEDULES

Annex    Description
Annex A    Certain Defined Terms
Exhibit    Description

Exhibit A    Agreement Date Shareholders
Exhibit B    Form of Joinder Agreement
Exhibit C    Form of Parachute Payment Waiver
Exhibit D    Knowledge Individuals
Exhibit E    Stock Transfer Form
Exhibit F    Form of Note Holder Joinder Agreement
Schedules    Description

Schedule A    Sample Working Capital Statement
Schedule B    Key Employees
Schedule C    Specified Matters
Schedule D    Consents, Waiver and Approvals
Schedule E    Terminated Agreements
Schedule F    Transition Employee Terms
Schedule G    R&W Policy Terms

SHARE PURCHASE AGREEMENT
This SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 26, 2020 (the “Agreement Date”), by and among DocuSign International, Inc., a Delaware corporation (“Purchaser”), Seal Software Group Limited, a company organized under the laws of England and Wales (the “Company”), DocuSign, Inc., a Delaware corporation and the parent company of Purchaser (solely for purposes of Section 10.13) (“Parent”) and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the shareholders’ representative (the “Shareholders’ Representative”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Annex A.
RECITALS
WHEREAS, the Shareholders of the Company set forth on Exhibit A hereto (the “Agreement Date Shareholders”) and Apogee Noteholders set forth on Exhibit A (the “Agreement Date Noteholders”) hold Company Capital Shares and Company Options representing approximately 80% of the share capital of the Company on a fully diluted basis as at the Agreement Date. Concurrently with the execution of this Agreement, the Agreement Date Shareholders are each entering into a joinder agreement with Purchaser in the form attached hereto as Exhibit B (the “Joinder Agreement”) and the Agreement Date Noteholders are each entering into a Note Holder Joinder Agreement.
WHEREAS, Parent holds Company Capital Shares representing approximately 7% of the share capital of the Company on a fully diluted basis as at the Agreement Date. On or immediately prior to Closing, the Parent shall transfer such Company Capital Shares to the Purchaser.
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Purchaser desires to acquire from each of the Company Shareholders, excluding Purchaser (the “Selling Shareholders”), all of the Company Capital Shares held by such Selling Shareholders immediately prior to the Closing (the “Acquisition”).
WHEREAS, the board of directors of the Company (the “Company Board”) has authorized the Company to enter into and perform this Agreement, the Acquisition and the other transactions contemplated by this Agreement (collectively, the “Transactions”).
WHEREAS, the Company has obtained all requisite corporate consents required to effect the Acquisition, including where applicable the sufficient consent of a majority of the Company Shareholders to effect the drag provisions in the Articles.
WHEREAS, the board of directors of Purchaser has made the determinations that are necessary under Delaware Law and Purchaser’s organizational documents in order for Purchaser to enter into this Agreement and complete the Acquisition and the Transactions.
WHEREAS, Purchaser desires to purchase the entire issued share capital of the Company not already owned by it or its Affiliates upon the Closing. The Agreement Date Shareholders hold “drag along” rights under the Articles, which permit such Agreement Date Shareholders to compel all Company Shareholders, and all Company Option Holders following the exercise of their Company Options, if applicable, to sell all of the Company Capital Shares held by them to Purchaser upon the terms described in the Articles (the “Drag Along Right”), and such Agreement Date Shareholders shall exercise the Drag Along Right in connection with the Acquisition, to the extent required.
WHEREAS, in addition to the Agreement Date Shareholders who have executed and delivered Joinder Agreements, the Selling Shareholders other than the Agreement Date Shareholders (the “Other Selling Shareholders”) will also sell all of their Company Capital Shares to Purchaser, including as a result of the exercise of the Drag Along Right, to the extent required.
WHEREAS, concurrently with the execution of this Agreement and as a material inducement to the willingness of Purchaser to enter into this Agreement, certain employees of the Company identified on Part 1 of Schedule B hereto (the “Key Employees”) have executed employee offer letters or employment agreements with Purchaser or an Affiliate of Purchaser (each, a “Key Employee Offer Letter”) together with a Confidential Information, Invention Assignment and Arbitration Agreement, if applicable, and in Purchaser’s or an Affiliate of Purchaser’s standard form in the applicable jurisdiction, in each case to become effective upon the Closing Date.
WHEREAS, concurrently with the execution of this Agreement and as a material inducement to the willingness of Purchaser to enter into this Agreement, each Key Employee is entering into non-competition agreements with Purchaser (each, a “Non-Competition Agreement and Non-Solicitation Agreements”), in each case to become effective upon the Closing Date.
WHEREAS, the Company, Purchaser, the Agreement Date Shareholders and the Selling Shareholders (excluding the Dragged Shareholders) desire to make certain representations, warranties, covenants and other agreements in connection with the Acquisition as set forth herein.
NOW, THEREFORE, in consideration of the mutual agreements, covenants, representations and warranties and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:
Article I
SHARE PURCHASE
1.1    The Share Purchase.
(a)    The Share Purchase. Upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of applicable Law, at the Closing, the Selling Shareholders shall sell to Purchaser, and Purchaser shall purchase from the Selling Shareholders, the Company Capital Shares held by the Selling Shareholders, free and clear from all Encumbrances, and with the benefit of all rights of any nature attaching or accruing to such Company Capital Shares, including rights to any unpaid dividends and distributions, in consideration for the payment to the Selling Shareholders of the applicable portion, in the aggregate, of the Total Selling Shareholders Consideration. Purchaser shall be entitled to designate an Affiliate of Purchaser as the purchaser of the Company Capital Shares and the Selling Shareholders hereby expressly consent to such designation right; provided that, for the avoidance of doubt, no such designation shall relieve Purchaser from its obligations under this Agreement.
(b)    Consideration. The consideration for the purchase by Purchaser of the Company Securities (which shall include the cash cancellation of any Company Securities in accordance with the terms of this Agreement) (excluding the Company Securities held by Purchaser) shall be the Total Acquisition Consideration, payable in accordance with the terms of this Agreement.
1.2    Effect on Company Securities. On the terms and subject to the conditions set forth in this Agreement, and without any action on the part of any Company Security Holder:
(a)    Company Capital Shares. At the Closing, subject to adjustment in accordance with Section 1.5, Purchaser shall procure payment to the Payment Agent for onward payment to each Selling Shareholder who holds Company Capital Shares an amount of cash (without interest) equal to the applicable Per Share Consideration with respect to each Company Capital Share held by the Selling Shareholder immediately prior to the Closing. The amount of cash each Selling Shareholder is entitled to receive for the Company Capital Shares held by such Selling Shareholder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Capital Shares held by such Selling Shareholder.
(b)    Company Options.
(i)    Vested Company Options. No Vested Company Options shall be assumed or continued by the Company in connection with the Acquisition or the other Transactions. As of immediately prior to the Closing, each Non-Continuing Employee Accelerated Company Option and each Transition Employee DT Option shall become immediately vested and exercisable in full. At the Closing, each Vested Company Option that is then outstanding shall be cancelled and converted automatically into the right to receive, with respect to each share subject thereto, and subject to the execution and delivery by such Company Option Holder of an option cancellation agreement (which shall include a customary release of claims against the Company and Purchaser) in a form to be mutually agreed by the Company and Purchaser prior to the Closing Date (an “Option Cancellation Agreement”), an amount in cash, without interest, equal to the excess, if any, of the Per Ordinary Share Consideration for each Company Ordinary Share issuable upon the exercise in full of such Vested Company Option, over the per share exercise price of such Vested Company Option (such excess amount being hereinafter referred to as the “Vested Company Option Cash Out Amount”), payable in accordance with Section 2.3(b). For purposes of calculating the aggregate amount of consideration payable in respect of each Vested Company Option pursuant to this Section 1.2(b)(i), (x) all shares of Company Ordinary Shares issuable upon the exercise in full of the Vested Company Options held by each holder of Vested Company Options shall be aggregated and (y) the amount of cash to be paid to each such holder of Vested Company Options shall be rounded down to the nearest whole cent.
(ii)    Unvested Company Options. No Unvested Company Options shall be assumed or continued by Purchaser and the Company in connection with the Acquisition or the other Transactions. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, by virtue of the Acquisition and without any further action on the part of Purchaser, the Company, or the holders or recipients of Unvested Company Options, each Unvested Company Option that is outstanding immediately prior to the Closing Date shall be cancelled and extinguished for no consideration or shall lapse and shall cease to exist.
(iii)    Necessary Actions. Prior to the Closing Date, and subject to the prior review and approval of Purchaser, the Company shall take all actions necessary to effect the transactions anticipated by this Section 1.2(b) under the Plans and any Contract applicable to any Company Option (whether written or oral, formal or informal), including delivering all required notices, obtaining all necessary approvals and consents, and delivering evidence satisfactory to Purchaser that all necessary determinations by the Company Board or applicable committee of the Company Board to terminate all Company Options in accordance with this Section 1.2(b) have been made. The Company shall take all actions necessary to terminate the Plans prior to the Closing Date.
(c)    Company Warrants.
(i)    Neither Purchaser nor any of its Affiliates shall assume or otherwise replace a Company Warrant in connection with the Acquisition or the other Transactions. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, by virtue of the Acquisition and the Warrant Cancellation Agreements in respect of the Company Warrants and without any action on the part of Purchaser, the Company, or the holders of Company Warrants (each such holder as of immediately prior to the Closing, a “Company Warrantholder”), each Company Warrant that is outstanding immediately prior to the Closing Date shall be cancelled, extinguished and shall cease to exist. In exchange for the cancellation and extinguishment of the Company Warrants pursuant to this Section 1.2(c)(i), each person who, at the Closing Date, was holding a Company Warrant shall receive an amount in cash (without interest) equal to, in respect of each Company Ordinary Shares Warrant, the product of (x) the excess, if any, of the Per Ordinary Share Consideration, without interest, over the per share exercise price of such Company Ordinary Shares Warrant and (y) the number of shares of Company Ordinary Shares into which such Company Ordinary Shares Warrant is convertible pursuant to the terms of its governing documents, in each case as of immediately prior to the Closing Date (“Warrant Consideration”). Company Ordinary Shares Warrants with a per share exercise price greater than or equal to the Per Ordinary Share Consideration (“Out-of-the-Money Warrants”) shall be cancelled without consideration. Payment of Warrant Consideration to any holder of Company Warrants entitled thereto shall be made at such time(s) provided in this Agreement to the Payment Agent for onward payment to the Company Warrantholders that would receive consideration under this Section 1.2(c). For purposes of calculating the aggregate amount of consideration payable in respect of a Company Warrant pursuant to this Section 1.2(c)(i), (x) all shares of Company Capital Shares issuable upon the exercise in full of the Company Warrants held by each holder of Company Warrants shall be aggregated and (y) the amount of cash to be paid to each such holder of Company Warrants shall be rounded down to the nearest whole cent.
(ii)    The Company shall, promptly after the date hereof and prior to the Closing, take or cause to be taken all actions (including providing any notices and obtaining Warrant Cancellation Agreements from each Company Warrantholder in a form to be mutually agreed to by Purchaser and the Company) that are required under any Company Warrant, or are otherwise reasonably necessary or appropriate to cause the Company Warrants to be treated in accordance with this Section 1.2(c)(ii), and shall ensure that any exercise of a Company Warrant occur at least five Business Days prior to Closing.
1.3    Working Capital and Cash Adjustments.
(a)    Pre-Closing Statements. At least three Business Days prior to the Closing Date, the Company shall deliver to Purchaser (i) a statement prepared in accordance with the Sample Working Capital Statement and that is reasonably acceptable to Purchaser (the “Pre-Closing WC Statement”) setting forth in reasonable detail the Company’s good faith estimate of (A) Closing Working Capital and (B) Closing Working Capital Adjustment (including all components thereof) (such estimate the “Estimated Closing Working Capital Adjustment”) and (ii) a written statement (the “Estimated Closing Statement”) setting forth the Company’s good faith estimate of (A) Closing Cash (such estimate, the “Estimated Closing Cash”), (B) Closing Indebtedness (such estimate, the “Estimated Closing Indebtedness”), and (C) Closing Third Party Expenses (such estimate, the “Estimated Closing Third Party Expenses”), in each case, accompanied by reasonably detailed back-up documentation for such calculations upon receipt of written request to do so from the Purchaser (the Pre-Closing WC Statement and together with the Estimated Closing Statement, the “Pre-Closing Statements” and each a “Pre-Closing Statement”). The Company shall prepare the Pre-Closing WC Statement in accordance with the Company Accounting Principles. The Company shall make available to Purchaser and its Representatives the work papers (subject to the execution of customary work paper access letters, if requested) and other books and records used in preparing the Pre-Closing WC Statement and Estimated Closing Statement and reasonable access to employees of the Company as Purchaser may reasonably request in connection with its review of such statements, and will otherwise cooperate in good faith with Purchaser’s and its Representatives review of such statements and shall take into consideration in good faith any comments of Purchaser on the Pre-Closing WC Statement or the Estimated Closing Statement, as applicable (it being understood that Purchaser shall not have any approval right in respect of the Pre-Closing Statements). Notwithstanding the foregoing, in no event will any of Purchaser’s rights be considered waived, impaired or otherwise limited as a result of Purchaser not making an objection prior to the Closing or its making an objection that is not fully implemented in a revised Pre-Closing WC Statement or Estimated Closing Statement, as applicable.
(b)    Post-Closing WC Statement; Post-Closing General Statement. As promptly as practicable, but in no event later than 60 calendar days after the Closing Date, Purchaser shall prepare and deliver, or cause to be prepared and delivered, to the Shareholders’ Representative (i), a statement (the “Post-Closing WC Statement”) setting forth in reasonable detail Purchaser’s calculations of (ii) the Closing Working Capital (including all components thereof), and (iii) a statement (the “Post-Closing General Statement” and together with the Post-Closing WC Statement, the “Post-Closing Statements”, and each a “Post-Closing Statement”) setting forth in reasonable detail Purchaser’s calculation of Closing Cash, Closing Indebtedness, and Closing Third Party Expenses, and the Post-Closing Adjustment Amount (as defined below). Purchaser shall prepare such Post-Closing Statement in accordance with the Company Accounting Principles.
(c)    Review of Post-Closing Statements. The Shareholders’ Representative shall have 30 calendar days following its receipt of any Post-Closing Statements (the “Review Period”) to review the Post-Closing Statements. During the Review Period, the Resolutions Period and any additional period until all items in the Dispute Statement are finally resolved as provided in Section 1.3(d), Purchaser and the Company shall make available to the Shareholders’ Representative and its Representatives the work papers (subject to the execution of customary work paper access letters, if requested) and other books and records used in preparing each of the Post-Closing Statements and reasonable access (on prior notice and during business hours) to employees of the Company as the Shareholders’ Representative (or its Representatives) may reasonably request in connection with its review of such statements. On or before the expiration of the Review Period, the Shareholders’ Representative shall deliver to Purchaser a written statement accepting or disputing each item set forth on the Post-Closing Statements. In the event that the Shareholders’ Representative disputes an item on a Post-Closing Statement, the Shareholders’ Representative shall deliver to Purchaser a statement (a “Dispute Statement”) that includes (i) a reasonably detailed itemization of the Shareholders’ Representative’s objections and the reasons therefor, together with supporting documentation, information and calculations and (ii) the Shareholders’ Representative’s alternative calculation of each disputed item. Any component of a Post-Closing Statement that is not disputed in a Dispute Statement shall be final and binding on the parties hereto and not subject to appeal. If the Shareholders’ Representative does not deliver a Dispute Statement to Purchaser within the Review Period or delivers a statement accepting all items detailed on one or both of the Post-Closing Statements, such Post-Closing Statement shall be final and binding on the parties hereto and not subject to appeal.
(d)    Dispute Resolution. If the Shareholders’ Representative delivers a Dispute Statement during the Review Period, Purchaser and the Shareholders’ Representative shall promptly meet and attempt in good faith to resolve their differences with respect to the disputed items set forth in the Dispute Statement during the 30 calendar days immediately following Purchaser’s receipt of the Dispute Statement, or such longer period as Purchaser and the Shareholders’ Representative may mutually agree (the “Resolution Period”). Any such disputed items that are resolved by Purchaser and the Shareholders’ Representative during the Resolution Period shall be final and binding on the parties hereto and not subject to appeal. If Purchaser and the Shareholders’ Representative do not resolve all such disputed items by the end of the Resolution Period, Purchaser and the Shareholders’ Representative shall submit all items remaining in dispute with respect to the Dispute Statement to PricewaterhouseCoopers LLP or such other independent public accounting firm of national standing mutually acceptable to the Shareholders’ Representative and Purchaser (the “Accounting Firm”) for review and resolution. The Accounting Firm shall act as an expert and not an arbitrator. The Accounting Firm shall make all calculations in accordance with the Company Accounting Principles, shall determine only those items remaining in dispute between Purchaser and the Shareholders’ Representative, and shall not be permitted or authorized to assign a dollar amount to any item in dispute greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. Each of Purchaser and the Shareholders’ Representative shall (i) enter into a customary engagement letter with the Accounting Firm at the time such dispute is submitted to the Accounting Firm and otherwise reasonably cooperate with the Accounting Firm, (ii) have the opportunity to submit a written statement in support of their respective positions with respect to such disputed items, to provide supporting material to the Accounting Firm in defense of their respective positions with respect to such disputed items and to submit a written statement responding to the other party’s position with respect to such disputed items and (iii) subject to customary confidentiality agreements, provide the Accounting Firm with access to their respective books, records, personnel and representatives and such other information as the Accounting Firm may require in order to render its determination. The Accounting Firm shall be instructed to deliver to Purchaser and the Shareholders’ Representative a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Firm by Purchaser and the Shareholders’ Representative) of the disputed items within 30 calendar days of receipt of the disputed items, which determination shall be final and binding on the parties hereto and not subject to appeal, absent manifest error or fraud. The fees and expenses of the Accounting Firm shall be borne by Purchaser, on the one hand, and the Shareholders’ Representative (first out of the Expense Fund, and only after the Expense Fund is exhausted, then from the Company Indemnitors directly), on the other hand, based on a percentage equal to (x) the portion of the total amounts disputed not awarded to each such party divided by (y) the total amounts disputed. For example, if the Shareholders’ Representative challenges the calculation of the Closing Working Capital by an amount of $100,000, but the Accounting Firm determines that the Shareholders’ Representative has a valid claim for only $60,000, the Shareholders’ Representative will bear (first out of the Expense Fund, and only after the Expense Fund is exhausted, then from the Company Indemnitors directly) forty percent (40%) of the fees and expenses of the Accounting Firm and Purchaser will bear the other sixty percent (60%) of such fees and expenses. For clarity, except with respect to claims of fraud, the process set forth in this Section 1.3(d) shall be the exclusive remedy for disputes related to the Closing Working Capital, Closing Working Capital Adjustment, and Closing Cash set forth in the Pre-Closing Statement, the Post-Closing Statements, or the Dispute Statement.
(e)    Post-Closing Payments.
(i)    If the Post-Closing Adjustment Amount (as finally determined pursuant to this Section 1.3) is negative (the absolute value of such negative amount, the “Post-Closing Deficit”), then the Participating Sellers shall owe Purchaser the Post-Closing Deficit (minus an amount equal to Purchaser’s Proportion of such Post-Closing Deficit). Payment of any Post-Closing Deficit shall come, first, from the Working Capital Escrow Fund and Purchaser and the Shareholders’ Representative shall provide a joint written instruction to the Escrow Agent to deliver an amount in cash equal to the amount of the Post-Closing Deficit from the Working Capital Escrow Fund. For avoidance of doubt, any recovery of any such Post-Closing Deficit shall not be subject to any of the limitations on indemnification set forth in Section 8.3.
(ii)    If the Post-Closing Adjustment Amount (as finally determined in accordance with this Section 1.3) is positive (the absolute value of such Post-Closing Adjustment Amount, the “Post-Closing Increase”), then Purchaser shall, no later than 10 Business Days after the final determination of the Post-Closing Adjustment Amount pursuant to this Section 1.3, pay the Post-Closing Increase (minus an amount equal to Purchaser’s Proportion of the Post-Closing Increase) in respect of (1) Employee Company Options that are Vested Company Options held by Company Option Holders, to the Company for further payment to such Company Option Holders through the Company’s payroll processing system net of applicable Tax withholding and deductions and in respect of Non-Employee Company Options that are Vested Company Options, shall be paid to the Payment Agent for further payment to the Non-Employee Company Option Holders and (2) Company Capital Shares and Company Warrants, to the Payment Agent for further distribution to the applicable Participating Sellers, in each case, in accordance with each Participating Seller’s respective Working Capital Pro Rata Portion.
(iii)     “Post-Closing Adjustment Amount” means the net amount (if disputed, as finally determined in accordance with this Section 1.3) which may be positive or negative (as to the overall net amount and each component used in the calculation of such net amount), equal to:
(A)    the Closing Cash, as finally determined pursuant to this Section 1.3, minus the Estimated Closing Cash, as set forth on the Estimated Closing Statement; plus
(B)    the Estimated Closing Third Party Expenses, as set forth on the Estimated Closing Statement, minus the Closing Third Party Expenses, as finally determined in accordance with this Section 1.3; plus
(C)    the Estimated Closing Indebtedness, as set forth on the Estimated Closing Statement, minus the Closing Indebtedness, as finally determined in accordance with this Section 1.3; minus
(D)    if the Closing Working Capital Adjustment as finally determined pursuant to this Section 1.3 is less than the Estimated Closing Working Capital Adjustment (the absolute value of such difference, the “Negative Closing Working Capital Adjustment Amount”), the Negative Closing Working Capital Adjustment Amount; plus
(E)    if the Closing Working Capital Adjustment as finally determined pursuant to this Section 1.3 is greater than the Estimated Closing Working Capital Adjustment (such excess, the “Positive Closing Working Capital Adjustment Amount”), the Positive Closing Working Capital Adjustment Amount.
(iv)    R&D Tax Credit Deferred Consideration.
(A)    The Purchaser shall pay to the Participating Sellers, by way of deferred consideration for the sale of the Company Securities, an amount in US dollars which is equal to the R&D Tax Credit Payment received by the Company after the Closing Date (the “R&D Tax Credit Deferred Consideration”).
(B)    The R&D Tax Credit Deferred Consideration payable under this Section shall be payable in instalments with each instalment payable on the date which is ten (10) Business Days following the date when the Company receives an R&D Tax Credit Payment and each instalment being an amount equal to the amount of such R&D Tax Credit Payment, less any reasonable out-of-pocket costs and expenses (including, if applicable, any Tax payable thereon) incurred by the Purchaser’s Tax Group in obtaining such payment, and converted into U.S. dollars at the Company’s main U.K. clearing bank’s spot rate of exchange for the purchase of U.S. dollars with the relevant currency in the London foreign exchange market at 11am on the date prior to payment; provided that Purchaser shall not be required to pay the Participating Sellers any amount in respect of any R&D Tax Credit Payment received by the Company after the date that is 18 months following Closing.
(C)    The provisions of Section 2.3(b)(i)(A)-(D) setting out the allocation of and the procedure for paying the Acquisition Consideration to the Participating Seller, shall apply mutatis mutandis to the allocation and payment of the R&D Tax Credit Deferred Consideration (if any) to the Participating Sellers.
(D)    The Purchaser shall not be required to make payments to the Participating Sellers in respect of any R&D Tax Credit Payment (a) more than once; or (b) to the extent such R&D Tax Credit Payment was already reflected or otherwise taken into account in the Closing Working Capital.
(f)    Any payment made under this Section 1.3 or Article VIII, to the maximum extent permitted by applicable Law, shall be treated, including for all Tax purposes, as an adjustment to the Total Acquisition Consideration.
1.4    Escrow Funds; Expense Fund. Each Participating Seller’s Working Capital Pro Rata Portion of each of the Working Capital Escrow Amount and the Expense Fund and each Company Indemnitor’s Escrow Pro Rata Portion of the Indemnity Escrow Amount shall be withheld from the Acquisition Consideration otherwise payable to such Participating Seller and Company Indemnitor on the Closing Date under Section 1.2.
1.1    Loan Repayment. Any Company Employee who owes an outstanding loan balance to the Company as of immediately prior to the Closing Date (including both principal and accrued interest and any applicable Tax withholdings and deductions due in respect of such loan balance, an “Outstanding Balance,” and each such Company Employee, a “Company Employee Borrower”) shall enter into a loan repayment agreement in a form mutually satisfactory to the Company and Purchaser (each, a “Loan Repayment Agreement”), which Loan Repayment Agreement shall provide that (a) if the Outstanding Balance is less than or equal to the amount of Acquisition Consideration listed for such Company Employee on the Closing Spreadsheet pursuant to Section 6.9(j), net of any withholding, and after any amounts to be contributed by such Company Employee to the Working Capital Escrow Fund or Expense Fund (such amount of Acquisition Consideration as listed, the “Closing Acquisition Consideration”), then the Outstanding Balance shall be satisfied by being deducted from any portion of the Closing Acquisition Consideration otherwise due to such Company Employee under Section 1.2, and (b) if the Outstanding Balance is greater than the Company Employee’s Closing Acquisition Consideration, then the portion of the Outstanding Balance that is less than or equal to the Closing Acquisition Consideration shall be satisfied by being deducted from any portion of the Closing Acquisition Consideration otherwise due to such Company Employee under Section 1.2, and the remaining portion of the Outstanding Balance shall be paid by the Company Employee to the Company no later than five Business Days prior to Closing. Any amount that is actually deducted from the Closing Acquisition Consideration of any Company Employee in accordance with the Loan Repayment Agreements shall be referred to as the “Offset Amount,” and reflected in the Closing Spreadsheet, and the aggregate of all Offset Amounts pursuant to the Loan Repayment Agreements shall be referred to as the “Aggregate Loan Repayment Amount.” All Offset Amounts shall be treated as fully paid to the applicable Company Employee pursuant to the terms of this Agreement for Tax purposes.
1.2    Further Action. If at any time from and after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement, Purchaser and the officers and directors of the Company and Purchaser are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action.
ARTICLE II
CLOSING, CLOSING CONDITIONS AND CLOSING PAYMENTS
2.1    The Closing. Unless this Agreement is validly terminated pursuant to Section 7.1, the closing of the Transactions (the “Closing”) shall take place no later than three Business Days following satisfaction or waiver (if permissible hereunder) of the conditions set forth in Section 2.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver (if permissible hereunder) of those conditions at the Closing), or such other time as may be agreed by Purchaser, Company and Shareholders’ Representative. The Closing shall take place by exchange of electronic deliveries and signatures, unless another place is mutually agreed upon in writing by Purchaser and the Company. The date upon which the Closing occurs hereunder shall be referred to herein as the “Closing Date.”
2.2    Closing Conditions.
(a)    Mutual Conditions. The respective obligations of Purchaser, the Selling Shareholders and the Company to effect the Acquisition shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions:
(i)    Regulatory Approvals. All required waiting periods (and any extension thereof) applicable to the Acquisition under the HSR Act and the Anti-Trust Laws of the jurisdictions listed on Schedule 2.2(a)(i) of the Disclosure Schedule shall have expired or early termination of such waiting periods shall have been granted.
(ii)    No Legal Restraints. No Law or Order (whether temporary, preliminary or permanent) shall be in effect which has the effect of making the Acquisition illegal or otherwise prohibiting or preventing consummation of the Acquisition in accordance with the terms hereof.
(iii)    Escrow Agreements. Purchaser, the Shareholders’ Representative and the Escrow Agent shall have entered into a Working Capital Escrow Agreement (the “Working Capital Escrow Agreement”) and Indemnity Escrow Agreement (the “Indemnity Escrow Agreement”) each in customary form and substance (the “Escrow Agreements”).
(b)    Additional Purchaser Conditions. The obligation of Purchaser to effect the Acquisition shall be subject to the satisfaction at or prior to the Closing Date of each of the following additional conditions, any of which may be waived in writing exclusively by Purchaser:
(i)    Warrantor’s Warranties. The General Representations shall have been true and correct as of the Agreement Date, and shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than any such representations and warranties of the Warrantor made only as of a specified date, which shall be true and correct in all respects as of such date) except in all cases to the extent that the failure of such representations and warranties to be so true and correct has not had a Company Material Adverse Effect (it being agreed that any “materiality” and “Company Material Adverse Effect” qualifications in particular representations and warranties shall be disregarded in determining whether any such failures to be true and correct have had a Company Material Adverse Effect for purposes of this sentence; provided that the word “Material” shall not be read out of the term “Material Contract” or “Material Contracts”; and provided further, that the term “Material Adverse Effect” shall not be read out of Section 3.6(f)(ii)). The Fundamental Representations shall have been true and correct in all material respects as of the Agreement Date, and shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than any such representations and warranties of the Warrantor made only as of a specified date, which shall be true and correct in all material respects as of such date).
(ii)    Company Covenants. The Company shall have performed and complied with, in all material respects, the covenants and obligations under this Agreement required to be performed and complied with by the Company on or prior to the Closing. The Company shall have delivered to Purchaser all certificates and other documents that it is required to deliver to Purchaser pursuant to this Agreement on or prior to the Closing, including the Closing Spreadsheet, the Company Closing Financial Certificate, the Pre-Closing WC Statement and the Estimated Closing Statement.
(iii)    No Company Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Company Material Adverse Effect that is continuing.
(iv)    No Actions. There shall be no Action of any kind or nature pending or threatened in writing by any Governmental Entity and no action of any kind or nature pending by any current or former Company Shareholder seeking to enjoin the consummation of the Transaction.
(v)    [Reserved].
(vi)    Drag Along Notice. A period of five Business Days shall have elapsed following the service of the last Drag Along Notice (as defined in the Articles) if required to be served. In the event a Dragged Shareholder has failed to provide a Stock Transfer Form to effect the transfer of their Company Capital Shares to the Purchaser at Closing (subject only to stamping) within the time period specified in the Drag Along Notice, a director of the Company shall have duly executed such Stock Transfer Form on the Dragged Shareholder’s behalf in accordance with article 43 of the Articles and delivered the same to the Purchaser.
(vii)    Parachute Payment Waivers. Each Company Employee who is required to sign a Parachute Payment Waiver, in the form attached hereto as Exhibit C (the “Parachute Payment Waiver”) as determined pursuant to Section 6.14 hereof shall have previously executed and delivered to the Company a Parachute Payment Waiver, and such Parachute Payment Waiver shall continue to be in effect immediately prior to the Closing Date.
(viii)    Tax Forms. Unless this requirement is waived by Purchaser or (with the prior written consent of Purchaser) the Payment Agent, Escrow Agent or any of their designees or agents, Purchaser shall have received a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, if applicable, from the Company and from each Person entitled to receive any payment of Closing Indebtedness or Closing Third Party Expenses in connection with the Closing.
(ix)    Non-Competition and Non-Solicitation Agreements; Offer Letters.
(A)    Each of the Non-Competition and Non-Solicitation Agreements executed concurrently with this Agreement by the Key Employees shall be in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto.
(B)    Each of the Key Employee Offer Letters executed concurrently with this Agreement by the Key Employees shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by the respective signatories thereto, and no Key Employee shall have terminated or given notice to terminate his or her employment with the Company (or one of its Subsidiaries, as applicable) or (to the Knowledge of the Company) intends to terminate his or her employment with the Company or Purchaser (or one of its Subsidiaries, as applicable) following the Closing.
(x)    Consents, Waivers, Releases, Approvals and Terminations.
(A)    Purchaser shall have received reasonably satisfactory evidence that all notices, consents, waivers and approvals required in connection with the Transactions pursuant to the Contracts set forth on Part 1 of Schedule D have been obtained from the relevant parties.
(B)    Purchaser shall have received evidence reasonably satisfactory to Purchaser that each of the Contracts set forth on Schedule E has been terminated (or will be terminated as of the Closing Date) and is of no further force or effect (or will be of no further force or effect as of the Closing Date).
(xi)    Termination of Certain Employee Plans. Purchaser shall have received the evidence of the termination of any Company Employee Plans contemplated by Section 6.11.
(xii)    Resignation of Directors & Officers. Unless otherwise directed by Purchaser in writing prior to Closing, the Company shall deliver an executed resignation letter from each officer and each director of the Company and each of its Subsidiaries with respect to such role, in form and substance acceptable to Purchaser, effective as of the Closing Date.
(xiii)    Payoff Letters and Invoices. Purchaser shall have received (A) an executed payoff letter, dated no more than three Business Days prior to the Closing Date, with respect to all Closing Indebtedness of the Company owed to such lender and the amounts payable to the lender (and, if relevant, the amount withheld and payable to a Tax Authority as a result of a requirement to withhold tax) thereof to (x) satisfy such Indebtedness as of the Closing Date and (ii) terminate and release any Encumbrances related thereto (each, a “Payoff Letter”); and (B) an invoice from each advisor or other service provider to the Company (other than any employee, director or officer of the Company) with respect to all Closing Third Party Expenses due and payable to such advisor or other service provider as of the Closing Date, or a statement from such advisor or other service provider that all Closing Third Party Expenses estimated to be due and payable as of the Closing have been paid, in either case dated no more than three Business Days prior to the Closing Date (each, an “Invoice”).
(xiv)    Section 280G Matters. The Company shall have complied with Section 6.15 regarding the Section 280G Approval.
(xv)    Company Closing Certificates.
(A)    Officer’s Certificate. Purchaser shall have received a certificate from the Company (the “Officer’s Certificate”), validly executed by the Chief Executive Officer of the Company for and on the Company’s behalf, to the effect that, as of the Closing the conditions set forth in Sections 2.2(b)(i)-(iv) have been satisfied.
(B)    Company Closing Financial Certificate. Purchaser shall have received the Company Closing Financial Certificate, validly executed by the Company’s Senior Vice President, Finance.
(xvi)    Required Warrant Cancellation Agreement. The Company shall have obtained and delivered to Purchaser a Warrant Cancellation Agreement from each Company Warrantholder holding, as of immediately prior to the Closing Date, any Company Warrants.
(xvii)    Stock Transfer Forms. Share Certificates and Indemnities for Lost Share Certificates. Stock Transfer Forms in favor of the Purchaser shall be delivered to the Purchaser duly executed by each Selling Shareholder, together with share certificates representing all of the Company Capital Shares, or an indemnity in a form of agreed between the Purchaser and the Company in respect of any missing share certificates.
(xviii)    Voting Powers of Attorney. The Agreement Date Shareholders and those other Company Shareholders who have executed and delivered Joinder Agreements prior to the Closing shall deliver powers of attorney in a form agreed between the Company and the Purchaser, duly executed and in favor of the Purchaser to enable the Purchaser (subject to stamping of the Stock Transfer Forms) to exercise all voting and other rights attaching to their Company Capital Shares.
(c)    Additional Company Conditions. The obligations of the Company and the Selling Shareholders to effect the Acquisition shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any of which may be waived in writing exclusively by the Company and the Shareholders’ Representative:
(i)    Purchaser Representations and Warranties. The representations and warranties of Purchaser that are not qualified by materiality shall have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of Purchaser made only as of a specified date, which shall be true and correct in all material respects as of such date). The representations and warranties of Purchaser that are qualified by materiality shall have been true and correct in all respects on the date they were made and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than any such representations and warranties of Purchaser made only as of a specified date, which shall be true and correct in all respects as of such date).
(ii)    Purchaser Covenants. Purchaser shall have performed and complied with, in all material respects, each of the covenants and obligations under this Agreement required to be performed and complied with by it prior to the Closing.
2.3    Payment of Acquisition Consideration.
(a)    Closing Spreadsheet. At least three Business Days prior to the Closing, the Company shall deliver to Purchaser the Closing Spreadsheet prepared in accordance with Section 6.9, and a draft of the Company Closing Financial Certificate.
(b)    Delivery of Acquisition Consideration and Escrow Funds.
(i)    Acquisition Consideration. As soon as reasonably practicable following the Closing (but in no event later than the next Business Day after Closing), Purchaser shall transfer, by wire transfer of immediately available funds:
(A)    to the Payment Agent for exchange in accordance with this Article II, that portion of the Acquisition Consideration payable pursuant to Section 1.2 in exchange for shares of Company Capital Shares outstanding as of immediately prior to the Closing Date (less any amounts to be withheld and transferred to the Escrow Agent or Shareholders’ Representative in respect of the Working Capital Escrow Amount and/ or the Indemnity Escrow Amount or Expense Fund);
(B)    to the Payment Agent for exchange in accordance with this Article II, that portion of the Acquisition Consideration payable pursuant to Section 1.2(b)(i) to Company Option Holders in exchange for Vested Company Options which are Non-Employee Company Options outstanding as of immediately prior to the Closing Date (less any amounts to be withheld and transferred to the Escrow Agent or Shareholders’ Representative in respect of the Working Capital Escrow Amount and/ or the Indemnity Escrow Amount or Expense Fund), subject to delivery by each such Company Option Holder of an Option Cancellation Agreement, duly executed and completed in accordance with its terms;
(C)    to the Payment Agent for exchange in accordance with this Article II, that portion of the Acquisition Consideration payable to Company Warrantholders pursuant to Section 1.2(c) in exchange for Company Warrants outstanding as of immediately prior to the Closing Date (less any amounts to be withheld and transferred to the Escrow Agent or Shareholders’ Representative in respect of the Working Capital Escrow Amount and/ or the Indemnity Escrow Amount or Expense Fund);
(D)    to the Company for further payment through the Company’s payroll processing system net of applicable Tax withholding and deductions (including, to the extent permitted by applicable Law, secondary class 1 (employer’s) National Insurance contributions and any equivalent Tax in any other jurisdiction) in accordance with this Article II, that portion of the Acquisition Consideration payable to Company Option Holders pursuant to Section 1.2(b)(i) in exchange for Vested Company Options which are Employee Company Options outstanding as of immediately prior to the Closing Date (less any amounts to be withheld and transferred to the Escrow Agent or Shareholders’ Representative in respect of the Working Capital Escrow Amount and/ or the Indemnity Escrow Amount or Expense Fund), subject to delivery by each such Company Option Holder of an Option Cancellation Agreement, duly executed and completed in accordance with its terms; provided that (1) in the case of such Employee Company Options that are not Transition Employee DT Options, such portion of Acquisition Consideration attributable to such Employee Company Options shall be paid through the Company’s payroll processing system net of applicable Tax withholding and deductions (including, to the extent permitted by applicable Law, secondary class 1 (employer’s) National Insurance contributions and any equivalent Tax in any other jurisdiction) as soon as practicable, and in any event no later than the first regular payroll period following the Closing Date, and (2) in the case of such Employee Company Options that are Transition Employee DT Options, such portion of Acquisition Consideration attributable to the Transition Employee DT Options (the “DT Consideration”) shall be paid as set forth in such Transition Employee’s Transition Agreement.
(ii)    Escrow Funds.
(A)    As soon as reasonably practicable after the Closing, but in no event later than one Business Day following Closing, Purchaser shall, or shall cause the Payment Agent to, transfer, by wire transfer of immediately available funds (i) the Indemnity Escrow Amount to the Escrow Agent to hold in trust as an escrow fund (the “Indemnity Escrow Fund”); and (ii) the Working Capital Escrow Amount to the Escrow Agent to hold in trust as an escrow fund (the “Working Capital Escrow Fund”), under the terms of this Agreement and the Escrow Agreements. Upon deposit of the Escrow Amounts with the Escrow Agent in accordance with the preceding sentence, Purchaser shall be deemed to have contributed on behalf of each Participating Sellers and the Company Indemnitors its, his or her Pro Rata Portion of the Escrow Amounts (as applicable) to the Working Capital Escrow Fund and/ or Indemnity Escrow Fund. The parties hereto agree that, for Tax purposes only, Purchaser is the owner of the cash in the Working Capital Escrow Fund and Indemnity Escrow Fund and that all interest on or other taxable income, if any, earned from the investment of such cash in the Working Capital Escrow Fund and Indemnity Escrow Fund pursuant to this Agreement shall be treated for Tax purposes as earned by Purchaser. Furthermore, the parties acknowledge and agree that (i) the portion of the Working Capital Escrow Fund payable in respect of Employee Company Options is intended to be compensation or wages and subject to withholding and deductions as such (including, to the extent permitted by applicable Law, secondary class 1 (employer’s) National Insurance contributions and any equivalent Tax in any other jurisdiction), and (ii) the portion of the Working Capital Escrow Fund payable in respect of Company Capital Shares and Company Warrants is intended to be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of non-U.S. or U.S. state or local Tax Law, as appropriate and if and to the extent any such portion of the Working Capital Escrow Fund is actually distributed to applicable Company Indemnitors, interest may be imputed on such amount, as required by Section 483 or Section 1274 of the Code.
(B)    The Escrow Agreements shall provide Purchaser with recourse against the Working Capital Escrow Fund with respect to the Participating Sellers obligations under Section 1.3 until such time that a Post-Closing Adjustment Amount is determined and the Indemnity Escrow Fund with respect to the Company Indemnitors obligations under Article VIII during the period through the 18 month anniversary of the Closing Date (the “Escrow Period”), provided that if Purchaser delivers an Indemnification Claim Notice to the Shareholders’ Representative and the Escrow Agent prior to the end of the Escrow Period, an amount in respect of the claims set forth in such Indemnification Claim Notice shall be retained by the Escrow Agent until final resolution of such claims, subject to the terms and conditions set forth in the Indemnity Escrow Agreement. For any portion of the Working Capital Escrow Fund and/or the Indemnity Escrow Fund released for the benefit of the Participating Sellers and/or Company Indemnitors, the portion of the relevant Escrow Fund payable in respect of (1) holders of Employee Company Options shall be paid to the Company for further payment to such holders through the Company’s payroll processing system net of applicable Tax withholding and deductions (including, to the extent permitted by applicable Law, secondary class 1 (employer’s) National Insurance contributions and any equivalent Tax in any other jurisdiction), (2) Non-Employee Company Option Holders shall be paid to the Payment Agent for further payment to the Non-Employee Company Option Holders and (3) holders of Company Capital Shares and Company Warrants shall be paid to the Payment Agent for further distribution to such recipients, in each case, based on each Participating Seller’s and Company Indemnitor’s respective Pro Rata Portion.
(iii)    Expense Cash. As promptly as practicable following the Closing (but in no event later than one Business Day following the Closing), Purchaser shall transfer, by wire transfer of immediately available funds, the Expense Cash to the Shareholders’ Representative for use as set forth in Article IX. For any portion of the Expense Cash released for the benefit of the Participating Sellers, the Shareholders’ Representative shall pay the portion of the Expense Cash payable in respect of (1) holders of Employee Company Options to the Company for further payment to such holders through the Company’s payroll processing system net of applicable Tax withholding and deductions (including, to the extent permitted by applicable Law, secondary class 1 (employer’s) National Insurance contributions and any equivalent Tax in any other jurisdiction) and (2) holders of Non-Employee Company Options, Company Capital Shares and Company Warrants, to the Payment Agent for further distribution to such recipients, in each case, based on each Participating Seller’s respective Pro Rata Portion.
(c)    Third Party Expenses and Indebtedness. At the Closing, Purchaser and the Company shall ensure that all Indebtedness and all Third Party Expenses are repaid or paid in accordance with any applicable Payoff Letter and/ or Invoices as set out in the Closing Spreadsheet.
(d)    Payment Procedures.
(i)    As soon as reasonably practicable following the Closing, Purchaser shall cause the Payment Agent to mail a letter of transmittal in the form supplied by Purchaser (the “Letter of Transmittal”) to each Company Shareholder, Company Warrantholder and each Non-Employee Company Option Holder at the address set forth opposite each such Person’s name on the Closing Spreadsheet.
(ii)    For Company Shareholders, after receipt by the Payment Agent of a Letter of Transmittal (with respect to shares of Company Capital Shares) and any other customary documents (including applicable Tax forms and a duly executed Joinder Agreement) that Purchaser or the Payment Agent (or any of their respective designees or agents) may reasonably require in connection therewith (the “Exchange Documents”), duly completed and validly executed in accordance with the instructions thereto and the original certificate representing shares of Company Capital Shares (a “Company Share Certificate”) or affidavit of loss therefor, Purchaser shall cause the Payment Agent to pay to the holder of such Company Share Certificate in exchange therefor that portion of the Acquisition Consideration payable in respect thereto pursuant to Section 1.2 (less (A) the cash amounts to be withheld and deposited in the Indemnity Escrow Fund with respect to such holder pursuant to Section 2.3(b)(ii), and, if applicable, (B) the cash amounts to be deposited with the Shareholders’ Representative on such holder’s behalf pursuant to Section 2.3(b)(iii)), and the Company Share Certificate so surrendered shall be cancelled. No portion of the Acquisition Consideration shall be paid or payable to the holder of any Company Share Certificate until the holder of record of such Company Share Certificate shall surrender such Company Share Certificate (or affidavit of loss therefor) and validly executed Exchange Documents in accordance with the terms and conditions hereof.
(iii)    For Company Warrantholders and Non-Employee Company Option Holders, after receipt by the Payment Agent of the Exchange Documents and any other documents (including applicable Tax forms) that Purchaser or the Payment Agent may reasonably require in connection therewith (which for the avoidance of doubt, will not include a Joinder Agreement), each of which shall be duly completed and validly executed in accordance with the instructions thereto, Purchaser shall cause the Payment Agent to pay to the applicable Company Warrantholder or Non-Employee Company Option Holder in exchange therefor that portion of the Acquisition Consideration payable in respect thereto pursuant to Section 1.2(b)(i) and Section 1.2(c)(as applicable). No portion of the Acquisition Consideration shall be paid or payable to a Company Warrantholder or Non-Employee Company Option Holder without executed Exchange Documents in accordance with the terms and conditions hereof.
(e)    Lost, Stolen or Destroyed Certificates. In the event any Company Share Certificate shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such amount, if any; provided, however, that Purchaser may, in its reasonable discretion, or as required by the Payment Agent, and as a condition precedent to the issuance thereof, require the Person who is the owner of such lost, stolen or destroyed certificates to provide an indemnification agreement in a form and substance reasonably acceptable to Purchaser, against any claim that may be made against Purchaser or the Payment Agent with respect to the certificates alleged to have been lost, stolen or destroyed.
(f)    Transfers of Ownership. If any cash amounts are to be disbursed pursuant to Section 1.1 to a Person other than the Person whose name is reflected on the Company Share Certificate surrendered in exchange therefor, it will be a condition of the issuance or delivery thereof that the certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the payment of any portion of the Total Acquisition Consideration in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such Tax has been paid or is not payable.
(g)    Payment Agent to Return Acquisition Consideration. At any time following the date that is 12 months following the Closing Date, Purchaser shall be entitled to require the Payment Agent to deliver to Purchaser or its designated successor or assign all cash amounts that have been deposited with the Payment Agent pursuant to Section 2.3(b)(i), and any and all interest thereon or other income or proceeds thereof, not disbursed to the holders of Company Share Certificates pursuant to Section 2.3(d), and thereafter the holders of Company Share Certificates shall be entitled to look only to Purchaser (subject to the terms of Section 2.3(i)) only as general creditors thereof with respect to any and all cash amounts that may be payable to such holders of Company Share Certificates pursuant to Section 1.1 upon the due surrender of such Company Share Certificates and duly executed Exchange Documents in the manner set forth in Section 2.3(d). No interest shall be payable for the cash amounts delivered to Purchaser pursuant to the provisions of this Section 2.3(g) and which are subsequently delivered to the holders of Company Share Certificates.
(h)    No Further Ownership Rights in Company Capital Shares. The cash amounts paid in respect of the surrender for exchange of shares of Company Capital Shares in accordance with the terms of this Agreement shall be deemed to be full satisfaction of all rights pertaining to such shares of Company Capital Shares, and there shall be no further registration of transfers on the records of the Company of shares of Company Capital Shares which were outstanding immediately prior to the Closing Date. If, after the Closing Date, Company Share Certificates are presented to the Company for any reason, they shall be canceled and exchanged as provided in this Article II.
(i)    No Liability. Notwithstanding anything to the contrary in this Section 2.3, none of Purchaser, the Payment Agent, the Company, nor any other party hereto shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Total Acquisition Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Law shall, to the extent permitted by applicable Law, become the property of Purchaser, free and clear of all claims or interest of any Person previously entitled thereto.
2.4    Withholding. The Company, the Payment Agent, the Escrow Agent and Purchaser (and any of their designees or agents) shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any provision of Tax Law or under any Laws or Orders, and shall be provided any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
2.5    Tax Consequences. Notwithstanding any statement or inference to the contrary in any provision of this Agreement or any other agreement, except for representations and warranties made expressly to Purchaser pursuant to this Agreement, no party shall be considered to have made any representations or warranties regarding the Tax treatment of the Transactions, or any of the Tax consequences to the Company or any Company Indemnitor of this Agreement, or any other aspect of the Transactions. The Company acknowledges that the Company and the Company Indemnitors are relying solely on their own Tax advisors in connection with this Agreement and the Transactions.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE WARRANTOR
Subject to the disclosures set forth in the disclosure letter of the Warrantor dated as of the Agreement Date and delivered to Purchaser concurrently with the execution of this Agreement (the “Disclosure Letter”) (each of which disclosures shall clearly indicate the Section and, if applicable, the Subsection of this Article III to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosure on its face), and each of which disclosures shall also be deemed to be representations and warranties made by the Selling Shareholders to Purchaser under this Article III), the Warrantor represents and warrants to Purchaser as follows:
3.1    Organization, Good Standing, Power and Subsidiaries.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company has the corporate power to own, operate, distribute and lease its properties and to conduct its business as now being conducted and as currently proposed by it to be conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to be material to the Company. The Company is not in violation of any of the provisions of its certificate of incorporation (“Certificate of Incorporation”) or Articles or other governing documents. Other than as set forth on Schedule 3.1(e)-1 of the Disclosure Letter, the Company has no Subsidiaries, and has never had any Subsidiaries, nor does the Company control, directly or indirectly, or have any direct or indirect equity ownership of or participation in any other Person. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person.
(b)    The Company has made available true, correct and complete copies of its Certificate of Incorporation and Articles each in full force and effect on the Agreement Date (collectively, the “Charter Documents”). The Company Board has not approved or proposed any amendment to any of the Charter Documents.
(c)    Schedule 3.1(c) of the Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the board of directors (or similar body) of the Company and each Subsidiary, (ii) the names of the members of each committee of the board of directors (or similar body) of the Company and each Subsidiary and (iii) the names and titles of the officers of the Company and each Subsidiary.
(d)    Schedule 3.1(d) of the Disclosure Letter lists every jurisdiction in which the Company or its Subsidiaries has Company Employees or facilities or otherwise conducts its business, in each case as of the Agreement Date.
(e)    Schedule 3.1(e)-1 of the Disclosure Letter lists each Subsidiary. Each Subsidiary is a corporation, limited liability company or similar entity, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has been in continuous existence since its incorporation or formation, applicable. Each Subsidiary has the requisite power to own its assets and properties and to carry on its business as currently conducted. Each Subsidiary is duly qualified or licensed to do business and is in good standing as a non-U.S. corporation in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate, would be material to the Company. A true, correct and complete copy of each Subsidiary’s charter or formation documents and bylaws, and all other similar organizational documents of the Subsidiary, each as amended to date and in full force and effect on the Agreement Date, has been made available to Purchaser. All of the outstanding shares of each Subsidiary are owned of record and beneficially by the Company and are listed on Schedule 3.1(e)-2 of the Disclosure Letter. All outstanding shares of each Subsidiary are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by applicable Law, the charter documents, bylaws or other similar organizational documents of such Subsidiary, or any Contract to which such Subsidiary is a party or by which it is bound, and have been issued in compliance with all applicable Laws. There are no options, warrants, calls, rights, or Contracts of any character, written or oral, to which any Subsidiary is a party or by which any Subsidiary is bound obligating the Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock of such Subsidiary or obligating such Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call right or Contract. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any of the Subsidiaries. Schedule 3.1(e)-3 of the Disclosure Letter lists the current directors and officers of each Subsidiary as of the Agreement Date.
3.2    Authority and Enforceability.
(a)    The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of the rights and remedies of creditors generally and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. The Company Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Company Board, has approved this Agreement in accordance with the Charter Documents and applicable Law. No other votes, approvals or consents on the part of the Company and/or any of the Company Security Holders are necessary under applicable Law, any of the Charter Documents or any Contracts to which the Company or any Subsidiary is a party to approve this Agreement and the Transactions and to approve the Acquisition.
(b)    The execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or any Subsidiary or any of the shares of Company Capital Shares or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit (other than a Tax benefit) under, (A) any provision of the Charter Documents or the organizational documents of any Subsidiary, in each case as amended to date, (B) (assuming the making of all filings as may be required under the HSR Act and applicable Anti-Trust Laws and the expiration or termination of the applicable waiting period) any Law or any judgement, order or decree to which the Company or any Subsidiary is subject, or (C) except as set forth on Schedule 3.5(b)(ii)(C) of the Disclosure Letter, any Material Contract.
(c)    No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for (ii) such filings and notifications as may be required under the HSR Act and the expiration or early termination of applicable waiting periods under the HSR Act and (ii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or to consummate the Transactions in accordance with this Agreement and applicable Law.
(d)    The Company, the Company Board and the Company Shareholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the organizational or governing documents of the Company will not be applicable to any of Purchaser, the Company or to the execution, delivery or performance of the Transactions, including the consummation of the Acquisition or any of the other Transactions.
3.3    Restrictions on Business ActivitiesThere is no Contract or Order binding upon the Company or any of its Subsidiaries that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or immediately after consummation of the Acquisition, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company, any acquisition of property by the Company or any of its Subsidiaries or the conduct or operation of the Company’s or any of its Subsidiaries’ businesses or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company or any of its Subsidiaries to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company-Owned Intellectual Property, or to make use of any Company-Owned Intellectual Property, including any grants by the Company of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.
3.4    Compliance with Laws; Governmental Permits.
(a)    Since January 1, 2016, the Company and each of its Subsidiaries has complied in all material respects with, is not (and has never been), in violation in any material respect of, and has not received any written or, to the Company’s Knowledge, other notices of violation with respect to, applicable Law.
(b)    The Company has obtained each material U.S. federal, state, county, local or non-U.S. governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Company’s or any Subsidiary’s business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect, except for failures to obtain licenses or maintain licenses in full force and effect that are, individually or in the aggregate, de minimis. Since January 1, 2016, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s Knowledge, other communication from any Governmental Entity regarding (A) any actual or possible violation of any Company Authorization or any failure to comply with any term or requirement of any Company Authorization or (B) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the Knowledge of the Company, no such notice or other communication is forthcoming. The Company and each Subsidiary, as applicable, has complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions, except for non-compliance by the Company that is, individually or in the aggregate, de minimis.
3.5    Company Capital Structure.
(a)    The issued Company Capital Shares consists solely of (i) 26,874,397 Company Ordinary Shares, and (ii) 98,069,431 Company Preferred Shares. There are no other issued and outstanding Company Capital Shares and no commitments or Contracts to issue any Company Capital Shares other than pursuant to the exercise of Company Options set forth on Schedule 3.5(b)-1 of the Disclosure Letter, and the Company Warrants set forth on Schedule 3.5(c) of the Disclosure Letter. The Company holds no treasury shares. Schedule 3.5(a) of the Disclosure Letter sets forth, as of the Agreement Date a true, correct and complete list of the Company Shareholders, and which further sets forth for each such Person: (i) the number and type of such shares of Company Capital Shares so owned by each such Company Shareholder, (ii) the applicable stock certificate number(s) representing such shares, (iii) the extent to which the shares are Company Restricted Stock, (iv) whether any of such shares are or were eligible for an election under Section 83(b) of the Code or section 431 of ITEPA, including the date of issuance of such shares, and, to the Company’s Knowledge, whether such election under Section 83(b) of the Code or section 431 of ITEPA (as applicable) was timely made, and (v) whether any of such shares were issued upon the “early exercise” of a Company Option that was granted so as to qualify as an “incentive stock option” as defined in Section 422 of the Code. Each Company Preferred Share is convertible on a one-share for one-share basis into Company Ordinary Shares. All issued and outstanding Company Capital Shares are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, other than any restrictions pursuant to federal or state securities Laws outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Charter Documents or any Contract to which the Company is a party or by which the Company or any of its assets is bound. The Company has never declared or paid any dividends on any Company Capital Shares. There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act or any other Law any Company Capital Shares, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. To the Knowledge of the Company, no Company Shareholder that is a limited partnership or a limited liability company has any limited partners or members who are employees of Purchaser. All issued and outstanding Company Capital Shares and all Company Options, Company Warrants and any other securities convertible into Company Capital Shares were issued in compliance with Law and all requirements set forth in the Charter Documents and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.
(b)    As of the Agreement Date, the Company has reserved 21,219,234 shares of Company Ordinary Shares for issuance pursuant to the Plans, of which 19,380,308 shares are subject to outstanding and unexercised Company Options, and 234,385 shares remain available for issuance thereunder. Schedule 3.5(b)-1 of the Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Option Holders, and each Company Option, whether or not granted under the Plan, and which further sets forth for each such Person: (i) the number and type of shares of Company Capital Shares subject to each Company Option, (ii) the number of such shares that are vested or unvested, (iii) the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), (iv) the vesting commencement date and the vesting schedule (and the terms of any acceleration thereof), (v) the exercise price per share, (vi) the Tax status of such Company Option under Section 422 of the Code (or any applicable non-US Tax Law), (vii) whether such Company Option was granted with an “early exercise” right in favor of the holder, (viii) the term of each Company Option, including whether and the extent to which all or part of such Company Option is subject to “single trigger” or “double trigger” vesting, (ix) the particular Plan from which such Company Option was granted (if any), and (x) the country and state of residence of such Company Option Holder. All Company Options listed on Schedule 3.5(b)-1 of the Disclosure Letter that are denoted as incentive stock options under Section 422 of the Code so qualify. Schedule 3.5(b)-2 of the Disclosure Letter indicates, as of the Agreement Date, which Company Option Holders are Persons that are not employees of the Company (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company. True, correct and complete copies of the Plans and each standard form award agreement and instrument relating to or issued under each Plan have been provided to Purchaser, together with details of the individuals who have been granted Company Options on such standard forms (by reference to their jurisdiction of residence and/or status as employee, non-employee director or independent contractor), and such Plans and Contracts comply with, and have been operated in compliance with, applicable Law, have not been amended, modified or supplemented since being provided to Purchaser, and no Company Options differ in any material respect from such form agreement (other than any vesting acceleration provisions contained therein as indicated in Schedule 3.5(b)-1 of the Disclosure Letter).
(c)    Schedule 3.5(c) of the Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of Company Warrants, and each Company Warrant, including, with respect to each such holder, the date of the Company Warrant held by such holder, the number, class, and series of Company Capital Shares exercisable under each Company Warrant, the exercise price of each Company Warrant, and the expiration date of each Company Warrant. No such holder of a Company Warrant is or, upon the consummation of the Transactions, will be entitled to consideration in excess of the amount determined in accordance with Section 1.2(c) if such Company Warrant remains outstanding as of the Closing and, upon payment of such consideration on the Closing Date in accordance with the provisions of this Agreement and the delivery of the Warrant Cancellation Agreements, each outstanding Company Warrant shall, by virtue of such payment and without any further action by any Person not contemplated by this Agreement or the Company Warrant, automatically terminate and be cancelled and shall thereafter be of no further force and effect. Following the Closing Date, Purchaser shall have no further Liability under or with respect to any such Company Warrant except for the payment of the consideration contemplated by Section 1.2(c).
(d)    As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company or any Subsidiary other than shares of Company Capital Shares, Company Warrants and Company Options. Other than as set forth on Schedule 3.5(a), Schedule 3.5(b)-1 and Schedule 3.5(c) of the Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company or any Subsidiary, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company, any of its Subsidiaries, or an Company Security Holder is a party or by which it or its assets is bound, (i) obligating the Company, such Subsidiary, or such Company Security Holder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or any of its Subsidiaries, or other rights to purchase or otherwise acquire any Equity Interests of the Company or any of its Subsidiaries, whether vested or unvested, or (ii) obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, call, right or Contract.
(e)    There is no Indebtedness of the Company or any Subsidiary (i) granting its holder the right to vote on any matters on which any Company Security Holder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).
(f)    There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Shares (i) between or among the Company or any Subsidiary and any Company Security Holder, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the Knowledge of the Company, between or among any of the Company Security Holders. Except as set forth on Schedule 3.5(f) of the Disclosure Letter, neither the Plans nor any Contract of any character to which the Company or any of its Subsidiaries is a party to or by which the Company, any Subsidiary, or any assets of the Company or any Subsidiary is bound relating to any Company Options requires or otherwise provides for any accelerated vesting of any Company Options or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company, any Subsidiary, or Purchaser, or any other event, whether before, upon or following the Closing Date or otherwise.
(g)    As of the Closing, (i) the number of shares of Company Capital Shares set forth in the Closing Spreadsheet as being owned by a Person, or subject to Company Options owned by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Capital Shares or any other Equity Interests of the Company, (ii) no Person not disclosed in the Closing Spreadsheet will have a right to acquire from the Company any shares of Company Capital Shares, Company Options, Company Warrants, or any other Equity Interests of the Company and (iii) the shares of Company Capital Shares, Company Warrants, and the Company Options disclosed in the Closing Spreadsheet will be free and clear of any Encumbrances.
3.6    Company Financial Statements; No Undisclosed Liabilities; Absence of Changes.
(a)    The Company has delivered to Purchaser its unaudited consolidated financial statements as of and for the year ended December 31, 2019, and its audited consolidated financial statements as of and for the years ended December 31, 2018 and December 31, 2017 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 3.6(a) of the Disclosure Letter. The Financial Statements for the years ended December 31, 2019 and December 31, 2018 (i) are derived from and in accordance with the books and records of the Company and its Subsidiaries, (ii) complied as to form with applicable accounting requirements with respect thereto as of their respective dates as historically applied by the Company, (iii) fairly and accurately present in all material respects the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or will be material in amount), and (iv) were prepared in accordance with the Company Accounting Principles, except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods indicated and consistent with each other.
(b)    Neither the Company nor any Subsidiary has any Liabilities of any nature other than (i) those set forth on or adequately provided for in the balance sheet included in the Financial Statements as of December 31, 2019 (the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since December 31, 2019 (the “Company Balance Sheet Date”) in the ordinary course consistent with past practice that are of the type that ordinarily recur, and do not result from any breach of Contract, warranty, infringement, tort or violation of Law, (iii) those incurred by the Company or its Subsidiaries in connection with the execution of this Agreement and (iv) those arising under Material Contracts (other than the payment of liquidated damages or arising as a result of a default or breach thereof) in accordance with their terms, which are readily apparent to Purchaser from the actual text of the Material Contracts, and which are not required to be identified as liabilities in a balance sheet prepared under U.K. GAAP. Except for Liabilities reflected in the Financial Statements, neither the Company nor any Subsidiary has any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company or any Subsidiary. Neither the Company nor any Subsidiary has ever guaranteed any debt or other obligation of any other Person. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with U.K. GAAP as consistently applied by the Company for pre-Closing periods and are adequate. For clarity, the mere existence of a claim, complaint or notice from a third party involving the Company and/or the Subsidiaries arising after the Agreement Date shall not in itself constitute a breach of this Section 3.6(b) on the theory that such claim (absent an underlying breach of another applicable representation, warranty or covenant) constitutes an unknown, contingent, unmatured or other debt, liability or obligation of the Company and/or the Subsidiaries.
(c)    Schedule 3.6(c) of the Disclosure Letter sets forth as of the Agreement Date a true, correct and complete list of all Company Indebtedness, including, for each item of Company Indebtedness, the agreement governing the Company Indebtedness, any assets securing such Company Indebtedness and any prepayment or other penalties payable in connection with the repayment of such Company Indebtedness at the Closing.
(d)    Schedule 3.6(d) of the Disclosure Letter sets forth as of the Agreement Date the names and locations of all banks and other financial institutions at which the Company or its Subsidiaries maintain accounts, indicating in each case the account number and the names of all Persons authorized to make withdrawals therefrom.
(e)    The Company and each Subsidiary has established and maintains a system of internal accounting controls designed to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company and its Subsidiaries are being executed and made only in accordance with appropriate authorizations of management and the Company Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with U.K. GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Company and (iv) the assets of the Company and its Subsidiaries have been recorded in conformity with U.K. GAAP. None of the Company, any Subsidiary, the Company’s independent auditors nor, to the Knowledge of the Company, any Company Employee or former employee, consultant, advisor or director of the Company or any Subsidiary, has identified or been made aware of any fraud, whether or not material, that involves the Company’s or such Subsidiary’s management or other Company Employee or former employees, consultants directors of the Company or such Subsidiary who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or such Subsidiary, or any claim or allegation regarding any of the foregoing. None of the Company, any Subsidiary nor, to the Knowledge of the Company, any Representative of the Company or any Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or its internal accounting controls or any material inaccuracy in the Company’s financial statements. There are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls. There has been no material change in the Company’s accounting policies since January 1, 2016, except as described in the Financial Statements.
(f)    Except for the transactions specifically contemplated in this Agreement, since the Company Balance Sheet Date, (i) the Company and each Subsidiary has conducted its business only in the ordinary course of business consistent with past practice, (ii) there has not occurred a Company Material Adverse Effect with respect to the Company or any Subsidiary and (iii) none of the Company nor any Subsidiary has done, caused or permitted any actions that would violate Section 5.2 (other than clauses (f), (r) and (s) and grants of Company Options) if taken after the Agreement Date.
(g)    The accounts receivable as reflected on the Company Balance Sheet arose in the ordinary course of business and represented bona fide claims against debtors for sales and other charges. Allowances for doubtful accounts have been prepared in accordance with U.K. GAAP as consistently applied by the Company for pre-Closing periods and in accordance with the Company’s past practice. The accounts receivable of the Company arising after the Company Balance Sheet Date and before the Closing Date arose or shall arise in the ordinary course of business and represented or shall represent bona fide claims against debtors for sales and other charges. None of the accounts receivable of the Company is subject to any claim of offset, recoupment, setoff or counter-claim, and, to the Knowledge of the Company, there are no specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No amount of accounts receivable is contingent upon the performance by the Company of any obligation or Contract other than normal warranty repair and replacement. No Person has any Encumbrance on any of such accounts receivable and no agreement for deduction or discount has been made with respect to any of such accounts receivable.
3.7    Tax Matters.
(a)    The Company and each of its Subsidiaries has properly completed and timely filed, or caused to be properly completed and timely filed, all Tax Returns required to be filed by it and has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return). All such Tax Returns were complete and accurate in all material respects when filed and were prepared in compliance with Law. The Company and each of its Subsidiaries maintain, in all material respects, complete and accurate records, invoices and other information in relation to Tax, that meet all legal requirements and enable the Company to calculate any Tax liability or Relief and to deliver Tax Returns which are correct and complete in all material respects. The Company and each of its Subsidiaries are not, and have not at any time with the last six years been, liable to pay any interest, penalty or surcharge in respect of any unpaid Tax or as a result of a default in respect of any Tax matter or are otherwise subject to the operation of any penal provision under any enactment relating to Tax. There is no claim for Taxes that has resulted in an Encumbrance against any of the assets of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any liability for any Taxes pursuant to Section 965 of the Code.
(b)    The Company has delivered to Purchaser true, correct and complete copies of all income, sales and use, VAT, and other material Tax Returns for the Company and each of its Subsidiaries for all Taxable periods remaining open under the applicable statute of limitations, and all examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of Taxes of the Company and each of its Subsidiaries which remain outstanding. The Company and each of its Subsidiaries are not and will not be required to file a Tax Return following the Closing with respect to any Pre-Closing Tax Period other than in their respective jurisdictions of incorporation. No written claim has ever been made by any Governmental Entity in a jurisdiction where the Company (or any of its Subsidiaries) does not file Tax Returns that the Company (or such Subsidiary) is or may be subject to taxation by that jurisdiction. Neither the Company nor any of its Subsidiaries has received nor requested any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity). No power of attorney with respect to Taxes has been granted with respect to the Company or any of its Subsidiaries (other than authorizations to contact Tax Return preparers that were included in Tax Returns filed by the Company or its Subsidiaries) that will remain in effect after the Closing.
(c)    The unpaid Taxes of Company and its Subsidiaries (i) did not, as of the Company Balance Sheet Date, exceed the reserve for Liability for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Company and its Subsidiaries in filing their Tax Returns. Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice. No accounting period of the Company or any of its Subsidiaries for corporation tax purposes has ended, and neither the Company nor any of its Subsidiaries has made any distribution, since the Company Balance Sheet Date. The Company and its Subsidiaries have identified all uncertain tax positions contained in all Tax Returns filed by the Company and its Subsidiaries and has established adequate reserves and made any appropriate disclosures in the Financials in accordance with the requirements of ASC 740-10 and ASC 450-20 or U.K. GAAP equivalent.
(d)    There is no ongoing, pending or, to the Knowledge of the Company, threatened Action associated with, any Tax Return or Taxes of the Company or any of its Subsidiaries that is being conducted by a Tax Authority and no Action associated with any Tax Return or Taxes of the Company or any of its Subsidiaries has been conducted by a Tax Authority within the four year period ending on the Agreement Date. Neither the Company nor any of its Subsidiaries has received from any Tax Authority (including jurisdictions where the Company has not filed Tax Returns) any (i) written (or, to the Company’s Knowledge, oral) notice indicating an intent to open an audit, enquiry or other review, (ii) written request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax Authority against the Company or any of its Subsidiaries. There is no waiver or extension of any statute of limitations on the assessment of any Taxes granted with respect to any Tax Return of the Company or any of its Subsidiaries currently in effect, and no agreement to any extension of time for filing any Tax Return of the Company or any of its Subsidiaries (excluding, for clarity, routine extensions available by statute) that has not been filed.
(e)    The Company’s US Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of U.S. state or local applicable Law. Neither the Company nor any of its Subsidiaries has consummated or participated in, or is currently participating in, any transaction that was or is a “tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any of its Subsidiaries has participated in, or is currently participating in, a “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b).
(a)    Neither the Company or any of its Subsidiaries has been involved in or a party to any scheme, arrangement, transaction or series of transactions either (i) the main purpose, or one of the main purposes of which was or might be held to have been the avoidance, deferral or reduction of Tax on the part of the Company or any of its Subsidiaries, (ii) that produced a loss for Tax purposes with no corresponding commercial loss, or (iii) containing one or more steps which have no commercial purpose other than avoiding, deferring or saving Tax or obtaining a Tax advantage on the part of the Company or any of its Subsidiaries. Neither the Company or any of its Subsidiaries has at any time entered into or been party to any transactions, schemes or arrangements which either were notifiable arrangements for the purposes of Part 7 Finance Act 2004 or was a notifiable scheme for the purposes of Schedule 11A VATA 1994.
(b)    None of the Company, any of its predecessors or any of its Subsidiaries has (i) ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation, (ii) ever been a party to or bound by any Tax sharing, Tax indemnity, Tax allocation or similar agreement with any third party relating to allocating, indemnification or sharing the payment of, or Liability for, Taxes (other than an agreement entered into in the ordinary course of business, no principal purpose of which is the sharing, indemnification or allocation of Taxes), (iii) or is likely to have any Liability for the Taxes of any Person (other than the Company and its Subsidiaries) including under Section 1.1502-6 of the Treasury Regulations (or any similar provision of U.S. state or local, or non-US Law, or under any arrangement for group or consortium relief or similar arrangement) as a transferee or successor, by Contract or otherwise (other than by an agreement entered into in the ordinary course of business, no principal purpose of which is the sharing, indemnification or allocation of Taxes), or (iv) ever been a party to any joint venture, partnership or other Contract or arrangement that could reasonably expected to be treated as a partnership for U.S. federal income Tax purposes.
(c)    Seal Software Inc is and always has been a corporation taxable under subchapter C of the Code for U.S. federal income Tax purposes, and Apogee Legal LLC has, since the date of its acquisition by the Company, been classified as a disregarded entity for U.S. federal income tax purposes, and each of the foregoing entities has had comparable status under the Laws of any other jurisdiction in which it has filed any Tax Return at the time it was required to file such Tax Return. Schedule 3.7(h) of the Disclosure Letter lists any entity classification elections made under Section 7701 of the Code with respect to any of the Company or its Subsidiaries. The Company and each of its Subsidiaries use the accrual method of accounting for income Tax purposes.
(d)    Neither the Company nor any of its Subsidiaries has ever been or, to the Knowledge of the Company, will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under U.S. state or local, or non-US Tax Laws as a result of transactions, events or accounting methods employed prior to the Acquisition.
(e)    Neither the Company nor any of its Subsidiaries has ever been or will be required to include any material item of income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local, or non-US Tax Law) executed on or prior to the Closing Date, (iii) intercompany transactions (including any intercompany transaction subject to Section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of U.S. state or local, or non-US Tax Law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date, (vi) prepaid amount received outside of the ordinary course of business on or prior to the Closing Date, or (vii) election under Section 965(h) of the Code made on or prior to the Closing Date.
(f)    Neither the Company nor any of its Subsidiaries has ever (i) been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, (ii) made an election pursuant to Section 897(i) of the Code to be taxed as a U.S. corporation, or (iii) constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 or Section 361 of the Code.
(g)    Neither the Company nor any of its Subsidiaries is (or has, in the six year period ending on the Agreement Date, been) resident for Tax purposes in any jurisdiction other than its country of incorporation or subject to Tax in any jurisdiction other than its country of incorporation, including by virtue of having employees, a permanent establishment or any other fixed place of business in such other jurisdiction. The Company and each of its Subsidiaries have in their possession official government receipts for any Taxes paid by them to any Tax Authorities for which receipts have been provided. The Company has provided to Purchaser all documentation relating to any applicable Tax holidays or incentives that is not generally available to Persons without specific application therefor that have current applicability to the Company or any of its Subsidiaries. The Company and each of its Subsidiaries are currently in compliance with the requirements for any such applicable Tax holidays or incentives and have been in compliance since such holiday or incentive was originally claimed by the Company or such Subsidiary, in each case, in all material respects.
(h)    No Tax Authority has agreed to operate any special arrangement which has current applicability (being an arrangement not based on a strict and detailed application of the relevant legislation) in relation to the affairs of the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has taken any action which would or might alter, prejudice or in any way disturb any such special arrangement or agreement which it has negotiated with any Tax Authority nor will any transaction carried out pursuant to this Agreement have such an effect. All clearances and consents obtained by the Company and each of its Subsidiaries from any Tax Authority within the period of four years preceding the Agreement Date have been fully disclosed in the Disclosure Letter and were based on full and accurate disclosure of all the facts and circumstances material to the decision of the Tax Authority. The Company and each of its Subsidiaries have complied in all respects with any conditions to which any such consents or clearances are subject and have not taken any action which would reasonably be expected to alter, prejudice or in any way disturb any such consent or clearance.
(i)    The Company and each of its Subsidiaries have (i) complied in all material respects with all Laws relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code or similar provisions under any non-U.S. Law), and (ii) collected or withheld (within the time and in the manner prescribed by Law) from any amounts paid or owing to any employee, independent contractor, customer, creditor, stockholder or other third party and paid over to the proper Tax Authority (or is properly holding for such timely payment) all amounts required to be so collected or withheld and paid over under all applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding Laws.
(j)    The Company and each of its Subsidiaries are in compliance in all material respects with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and each of its Subsidiaries (as required under Section 482 of the Code and any other applicable federal, state, local or U.K. Laws and regulations). Neither the Company nor any of its Subsidiaries has entered into a qualified cost sharing arrangement within the meaning of Section 1.482-7 of the Treasury Regulations or any other arrangement to share research and development costs and jointly own or exploit rights to any developed Intellectual Property.
(k)    To the extent required by applicable Law, the Company and each of its Subsidiaries have timely filed all reports and have created and/or retained all records required under Sections 6038, 6038A, 6038B, 6038C, 6046 and 6046A of the Code (and any comparable provisions of any non-U.S. Tax Law). Neither the Company nor any of its Subsidiaries has transferred intangible property in a transfer which was subject to the rules of Section 367(d) of the Code. Neither the Company nor any of its Subsidiaries is subject to any gain recognition agreement under Section 367 of the Code. Neither the Company nor any of its Subsidiaries has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.
(l)    Each recipient of Company Restricted Stock who is or may be subject to Tax in the U.S. has made a timely and valid election with the IRS under Section 83(b) of the Code with respect to such Company Restricted Stock. The Company has delivered or made available to Purchaser true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Center with respect to any Company Restricted Stock, in each case that are in the Company’s possession. In relation to all employment-related securities (as defined in Section 421B(8) ITEPA) in relation to which the Company or any of the Subsidiaries is, has been or will be the employer (as defined in Section 421B(8) ITEPA), each relevant employee or officer who is or may be subject to Tax in the United Kingdom has entered into an election pursuant to Section 431(1) ITEPA in the form approved by HMRC no later than 14 days after the acquisition of the employment-related securities (by him or any other person) and in relation to all securities options (as defined for the purposes of Chapter 5 Part 7 ITEPA), such an election is required to be entered into by the relevant employee or officer as a condition of exercise of the option where the relevant employee or officer is or may be subject to Tax in the United Kingdom.
(m)    Neither the Company nor any of its Subsidiaries is, or has been, a party to any Contract, arrangement or plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) that has not been at all times in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder in all material respects. No additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Company Employee Plan or other Contract, plan, program, agreement, or arrangement. Neither the Company nor any of its Subsidiaries is a party to, or otherwise obligated under, any Contract that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) of the Code. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.
(n)    The exercise price of all Company Options held by Company Option Holders who are subject to taxation in the U.S. is at least equal to the fair market value of the Company Ordinary Shares on the date such Company Options were granted or repriced, and neither the Company, nor any of its Subsidiaries nor Purchaser has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options held by Company Option Holders who are subject to taxation in the U.S. constitute options to purchase “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.
(o)    No person has acquired a right to acquire shares or securities, or has acquired any shares or securities, which in either case may give rise to a liability in respect of income tax or National Insurance contributions (or other payroll or social security Taxes) on the Company or any of the Subsidiaries upon the exercise or disposal of that right or upon the acquisition or disposal of those shares or securities.
(p)    Neither the Company nor any of the Subsidiaries or any employee benefit trust or other third party has made, or agreed to make, any payment to, or provided or agreed to provide any benefit for, any director or former director, officer or employee (or associate of any of the foregoing) of the Company or any of the Subsidiaries within the period of six years preceding the Agreement Date. The Disclosure Letter contains details of any payments or loans made to, any assets made available or transferred to, or any assets earmarked, however informally, for the benefit of, any employee or former employee (or anyone linked with such employee or former employee) of the Company or any of the Subsidiaries by an employee benefit trust or another third party, falling within the provisions of Part 7A of ITEPA and details of any trust or arrangement capable of conferring such a benefit (other than for the avoidance of doubt the RSU Awards and PSU Awards).
(q)    No part of the consideration for the Company Securities will be treated as employment income, whether as employment income of any Company Shareholder or any other person (other than the Employee Company Options). There is no arrangement, formal or informal between the Company Shareholders to redistribute (or which has the effect of redistributing) the consideration payable under the Agreement, or for any payment to be made to, or for any benefit to be received by, any current, former or prospective employee or office holder of the Company or any of the Subsidiaries in connection with this Agreement or the Transactions.
(r)    The Disclosure Letter sets out full details of all R&D Claims by the Company and any of its Subsidiaries made within the period of six years preceding the Agreement Date. All such claims have been duly made on a proper basis within applicable time limits, and HMRC have not disputed or challenged and, so far as the Company Indemnitors are aware, are not likely to dispute or challenge the Company or relevant Subsidiary’s entitlement to make any such claim and/or the amount of any such claim. Any expenditure by the Company or any of its Subsidiaries which has been included in such R&D Claim or to which such R&D Claim relates qualifies for relief under one or more of Chapters 2 to 4 of Part 13 CTA 2009.
(s)    Neither the Company nor any of its Subsidiaries has ever been a close investment-holding company as defined in section 34 of the CTA 2010. Neither the Company nor any of its Subsidiaries has been treated as making a distribution within Section 1064 CTA 2010 (payments, etc. to participators and associates) within the period of six years preceding the Agreement Date. No loan or advance or debt within Sections 455, 459 or 460 CTA 2010 has been (or treated as having been) incurred, made or agreed to be made by the Company or any of its Subsidiaries within the period of six years preceding the Agreement Date, and neither the Company nor any of its Subsidiaries has since the Company Balance Sheet Date released, written off or agreed to release or write off the whole or part of any such loan or advance. No arrangements are or have been within the period of six years preceding the Agreement Date in place that give rise or, to the Company’s Knowledge, could give rise to a charge to tax under Section 464A CTA 2010.
(t)    No distribution or deemed distribution, within the meaning of Section 1000 or Sections 1022-1027 CTA 2010, has been made (or will be deemed to have been made) by the Company or any of its Subsidiaries within the period of six years preceding the Agreement Date, except dividends shown in its audited accounts, and neither the Company nor any of its Subsidiaries is bound or liable to make any such distribution. The Company and each of its Subsidiaries has not, within the period of seven years preceding the Agreement Date, been engaged in, or been a party to, any of the transactions set out in Chapter 5 of Part 23 CTA 2010 (demergers).
(u)    Neither the Company nor any of its Subsidiaries is liable, and, to the Knowledge of the Company, there are no circumstances in existence as a result of which any of them may become liable, to be assessed to inheritance tax or any other Taxation as donor or donee of any gift, or transferor or transferee of value and there are no other circumstances by reason of which any liability in respect of inheritance tax has arisen or, to the Knowledge of the Company, could arise for the Company or any of its Subsidiaries, or any charge in relation to unpaid inheritance tax has arisen or, to the Knowledge of the Company, could arise, in respect of the assets of the Company or any of its Subsidiaries or the Company Capital Shares.
(v)    If the Company or any of its Subsidiaries is a large company within the meaning of regulation 3 of the Corporation Tax (Instalment Payment) Regulations 1998, the Disclosure Letter gives details of instalments of corporation tax paid in respect of the current accounting period and preceding accounting period and instalments expected to be payable in respect of the current accounting period of the Company or relevant Subsidiaries (ignoring the effect of the Company being acquired under the terms of this Agreement).
(w)    The Company and each of its Subsidiaries have duly submitted all claims, disclaimers and elections the making of which has been assumed for the purposes of the Pre-Closing WC Statement.
(x)    The Company and each of its Subsidiaries are not and have never been a member of a group of companies for any Tax purposes other than with each other. Neither the Company nor any of its Subsidiaries has within the period of six years preceding the Agreement Date entered into, or agreed to enter into, an election pursuant to Sections 171A of TCGA 1992, paragraph 16 of Schedule 26 to the Finance Act 2008, or Section 792 of CTA 2009 (or paragraph 66 of Schedule 29 to the Finance Act 2002). Neither the signing of this Agreement nor the sale, transfer cancellation or any other action taken (or deemed to be taken for Tax purposes) in respect to the Company Securities nor any other event since the Company Balance Sheet Date will result in any profit or gain being deemed to accrue to the Company or any of its Subsidiaries for Tax purposes and neither the Company nor any of its Subsidiaries owns any asset in respect of which any such liability may arise in the future. Neither the Company nor any of its Subsidiaries has ever been party to any arrangements pursuant to section 59F of Tax Management Act 1970 (group payment arrangements). Neither the signing of this Agreement nor the sale of the Company Securities to the Purchaser pursuant to this Agreement will result in any profit or gain being deemed to accrue to the Company or any of its Subsidiaries for Tax purposes, whether pursuant to section 179 TCGA, section 780 CTA 2009 or otherwise.
(y)    There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any of its Subsidiaries to which the Company or such Subsidiary is a party or by which the Company, such Subsidiary or any of their assets is bound that, considered individually or collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of U.S. state or local, or non-U.S. Tax Law). No securities of the Company, any of its Subsidiaries or any Company Security Holder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code.
(z)    All documents in the possession of the Company or any of its Subsidiaries, or to the production of which such entity is entitled, and which attract stamp or transfer duty or taxes, have been properly stamped. Neither entering into this Agreement nor Closing will result in the withdrawal of any stamp duty, stamp duty land tax, transfer or registration tax relief granted on or before Closing which will affect the Company or any of its Subsidiaries.
(aa)    No member of the Company Group has made any applications to defer payment of any stamp duty land tax (or any corresponding or similar stamp or transfer duty or tax) and no circumstance exists where any consideration paid is contingent, uncertain or unascertained within the meaning of Section 51 of the U.K. Finance Act 2003 in circumstances which could result in any member of the Company Group becoming liable to stamp duty land tax (or further stamp duty land tax) in the future. No assignment of any lease owned by the Company or any of its Subsidiaries will be treated as being the grant of lease under paragraph 11 of Schedule 17A of the Finance Act 2003.
(bb)    The Company and each of its Subsidiaries have in place (and have had in place at all times since September 30, 2017) such prevention procedures (as defined in sections 45(3) and 46(4) of CFA 2017) as are proportionate to their business risk and are in line with any guidance published from time to time pursuant to Section 47 of CFA 2017.
(cc)    Neither the Company nor any of its Subsidiaries, or any person acting in the capacity of a person associated with the Company or any of its Subsidiaries, is or has been the subject of any investigation, inquiry or enforcement proceedings regarding any offence or alleged offence under Part 3 of the CFA 2017, and no such investigation, inquiry or enforcement proceedings have been threatened or are pending and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.
(dd)    Neither the Company nor any of its Subsidiaries has participated in or cooperated with, or has agreed to participate in or cooperate with, an international boycott within the meaning of Section 999 of the Code.
(ee)    The Company and each of its Subsidiaries have collected, remitted and reported to the appropriate Tax Authority all sales, use and value added Taxes required to be so collected, remitted or reported pursuant to all applicable Tax Laws. The Company and each of its Subsidiaries have complied in all respects with all applicable Laws relating to record retention (including to the extent necessary to claim any exemption from sales or value added Tax collection and maintaining adequate and current resale certificates to support any such claimed exemption), except for such non-compliance that is, individually or in the aggregate, de minimis.
(ff)    The Company and each of its Subsidiaries are, where they ought to have been so registered, a duly registered taxable person for the purposes of VAT, and are not, nor have they in the last three years been, wholly or partly exempt for such purposes.
(gg)    Neither the Company nor any of its Subsidiaries is party to any arrangements which are subject to counteraction under Part 6A of the Taxation (International and Other Provisions) Act 2010 (including any arrangements which might be subject to counteraction thereunder if no counteraction applies under the law of a territory outside the U.K.).
(hh)    As of the Closing, the Company will be a “controlled foreign corporation” as defined in Section 957(a) of the Code. Except as set forth on Schedule 3.7(mm) of the Disclosure Letter, each of the Company’s other Subsidiary that is not organized in the United States is classified as a disregarded entity for U.S. federal income tax purposes. Neither the Company nor any Subsidiary is a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code. Neither the Company, nor any of its Subsidiaries (nor any of the Company’s direct or indirect shareholders) has ever been required to include any amount as income under Section 951 or 951A of the Code, or will be required to include any amount as income under Section 1293, Section 951 or Section 951A of the Code were the applicable taxable year deemed to close on the Closing Date and no such amounts have accrued or been incurred by the Company or any Subsidiary prior to the Closing.
(ii)    Notwithstanding anything contained in this Agreement to the contrary, the Company is not making any representation or warranty as to the amount or availability of any net operating loss, tax credit or other tax attribute of the Company or any Subsidiary for any taxable period (or portion thereof) beginning after the Closing Date.
3.8    Title to, Condition and Sufficiency of Assets.
(a)    The Company and each of its Subsidiaries has good title to, or valid leasehold interest in all of its respective properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company or Subsidiary, as applicable, valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances. Schedule 3.8(a) of the Disclosure Letter identifies each parcel of real property leased by the Company and each of its Subsidiaries. The Company has provided to Purchaser true, correct and complete copies of all leases, subleases and other agreements under which the Company and each Subsidiary, as applicable, uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Neither the Company nor any Subsidiary owns any real property or has ever owned any real property.
(b)    The assets and properties owned, leased and licensed by the Company or any Subsidiary (i) constitute all of the assets and properties that are necessary for the Company and each Subsidiary to operate its business as currently conducted, and to sell and otherwise enjoy full rights to exploitation of its assets, properties and all products and services that are provided in connection with its assets and properties and (ii) constitute all of the assets and properties that are used in the conduct of the business of the Company or any Subsidiary as they are currently conducted; provided that the foregoing will not be treated as a representation of non-infringement with respect to any Intellectual Property of any third party.
(c)    Notwithstanding anything to the contrary in this Section 3.8, this Section 3.8 shall not constitute any representation or warranty with respect to Intellectual Property.
3.9    Intellectual Property
(a)    As used herein, the following terms have the meanings indicated below:
(i)    “Company Data” means all data (including Personal Data) collected, generated, received or stored in connection with the marketing, delivery or use of any Company Product.
(ii)    “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company or any Subsidiary pursuant to an enforceable Contract.
(iii)    “Company Intellectual Property Agreements” means any Contract relating to any Company Intellectual Property to which the Company or any Subsidiary is a party or bound by, except for Contracts for Third-Party Intellectual Property that constitute Standard Inbound IP Licenses.
(iv)    “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company or any Subsidiary.
(v)    “Company Privacy Policies” means, collectively, any and all (A) of the Company’s or any Subsidiary’s data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available by the Company or any Subsidiary to any Person, (B) industry self-regulatory obligations and commitments relating to the Processing of Personal Data to the extent adopted by the Company or any Subsidiary, and (C) Contracts with third parties relating to the Processing of Company Data.
(vi)    “Company Products” means all products and services currently produced, marketed, licensed, sold, distributed, performed, supported or maintained by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary and scheduled for commercial release within 90 calendar days following the Agreement Date.
(vii)    “Company Registered Intellectual Property” means U.K., U.S. and international: (A) patents and patent applications (including provisional applications), (B) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned or purported to be owned by, the Company or any Subsidiary.
(viii)    “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company-Owned Intellectual Property or Company Products.
(ix)    “Company Websites” means all websites owned, operated or hosted by the Company or any Subsidiary or through which the Company or any Subsidiaries conducts its business (including those web sites operated using the domain names listed in Schedule 3.9(c) of the Disclosure Letter), and the underlying platforms for such websites.
(x)    “ICT Infrastructure” means the information and communications technology infrastructure and systems (including software, hardware, firmware, networks, and the Company Websites) that is used in the business of the Company or any Subsidiary.
(xi)    “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.
(xii)    “Intellectual Property Rights” means any and all intellectual property and proprietary rights throughout the world, including all rights in, arising out of, or associated therewith with any of the following: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, social media handles and accounts, designs, works of authorship, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing.
(xiii)    “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).
(xiv)    “Personal Data” means a natural Person’s (including a customer’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or customer or account number, device identifiers, IP addresses, or any other piece of information that alone or in combination with other information directly or indirectly allows the identification of or contact with a natural person; or any other piece of information that allows (alone or in combination with other information) the identification of a natural Person or is otherwise considered personally identifiable information or personal data under applicable Privacy Law.
(xv)    “Privacy Laws” means (A) each Law applicable to the secrecy, security, protection, disposal, international transfer or other Processing of Personal Data, and incident reporting and data breach notifying requirements regarding Personal Data, including, to the extent applicable to the Company and its Subsidiaries, (I) the EU Data Protection Directive 95/46/EC, the EU General Data Protection Regulation 2016/679 (the “GDPR”), the EU e-Privacy Directive 2002/58/EC as amended by Directive 2009/136/EC or further amended or replaced from time to time, and any relevant national implementing legislation, and any substantially similar local legislation, including the recommendations and deliberations of the relevant privacy commissioners and other privacy, personal information protection, and data protection authorities, (B) legally binding guidance issued by a Governmental Entity that pertains to one of the laws, rules or standards outlined in clause (A) , and (C) industry self-regulatory principles applicable to the protection or Processing of Personal Data, direct marketing, emails, text messages or telemarketing to the extent adopted by the Company or any Subsidiary.
(xvi)    “Process” or “Processing” means, with respect to data, the use, collection, storage, recording, organization, adaptation, alteration, transfer, retrieval, consultation, disclosure by transmission, dissemination or combination of such data, or any other meaning given to such expression under the GDPR.
(xvii)    “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists or any Intellectual Property Rights in any form and embodied in any media.
(xviii)    “Standard Inbound IP License” means nonexclusive licenses granted to the Company or any Subsidiary (i) for shrink-wrap, click-wrap or similar commercially available off-the-shelf software, products or applications that (A) are licensed for a license fee of less than $50,000 during any 12-month period, (B) have not been modified specifically by or on behalf of the Company or any Subsidiary, and (C) are not incorporated into or redistributed with any Company Product, (ii) for Open Source Materials, (iii) in employee invention assignment agreements and consulting agreements with Authors on substantially the Company’s standard forms therefor (which standard forms have been made available to Purchaser), or (iv) in nondisclosure agreements entered into in the ordinary course of business.
(xix)    “Standard Outbound IP License” means nonexclusive licenses granted by the Company or any Subsidiary (i) to distributors, resellers, sales representatives, customers or end users of Company Products in the ordinary course and subject to customary usage restrictions (including prohibitions on reverse-engineering, modification, copying beyond authorized scope and use of source code) pursuant to a Contract involving payments to the Company or any Subsidiary of less than $150,000 per year, (ii) in nondisclosure agreements entered into in the ordinary course of business, or (iii) to vendors, suppliers and service providers for the limited purpose of providing the applicable services (including marketing services) to the Company or its Subsidiaries, provided, however, that no such vendor or service provider is creating or developing any Intellectual Property by or for the Company, including licenses to use the Company’s or any of its Subsidiaries’ name, logo or trademark in the context of providing marketing services and subject to customary usage restrictions.
(xx)    “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.
(b)    Status. The Company has full and sole title and ownership of all Company-Owned Intellectual Property, free and clear of any Encumbrances other than Permitted Encumbrances. The Company Intellectual Property collectively constitutes all of the Intellectual Property necessary for the Company’s current business without: (i) the need for Company to acquire or license any other Intellectual Property and (ii) the breach or violation of any Contract to which the Company or any Subsidiary is a party or is otherwise bound; provided, however, that the foregoing is made to the Knowledge of the Company with respect to third-party patent rights. Neither the Company nor any Subsidiary has transferred ownership of, or granted any exclusive rights in, any Company-Owned Intellectual Property to any third party.
(c)    Company Registered Intellectual Property. Schedule 3.9(c) of the Disclosure Letter lists all Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made and all actions that are required to be taken by the Company within 60 calendar days following the Agreement Date in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is subsisting, enforceable and, to the Knowledge of the Company, valid (or in the case of applications, applied for). All registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the relevant jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein. The Company has made available to Purchaser tangible copies of all of the Company’s and each Subsidiary’s, as applicable, pending applications with respect to Company Registered Intellectual Property.
(d)    Company Products. Schedule 3.9(d) of the Disclosure Letter lists all Company Products that are currently available for use or purchase by the Company or any Subsidiary.
(e)    No Assistance. At no time during the conception of or reduction to practice of any of the Company-Owned Intellectual Property was the Company, any Subsidiary or, to the Knowledge of the Company, any developer, inventor or other contributor to such Company-Owned Intellectual Property (i) operating under any grants from any Governmental Entity or agency or university, (ii) performing research sponsored by any Governmental Entity or agency or university or (iii) subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s or any Subsidiary’s rights in, or give any such third party rights in or to, such Company-Owned Intellectual Property, other than rights to use the Company-Owned Intellectual Property for the sole benefit of the Company or any Subsidiary.
(f)    Founders. All rights in, to and under all Intellectual Property created by the Company’s founders for or on behalf or in contemplation of the Company or any Subsidiary (i) prior to the inception of the Company or (ii) prior to their commencement of employment with the Company or any Subsidiary, as applicable, have been duly and validly assigned to the Company, and the Company has no reason to believe that any such Person is unwilling to provide Purchaser or the Company with such cooperation as may reasonably be required to complete and prosecute all appropriate patent and copyright filings related thereto.
(g)    Invention Assignment and Confidentiality Agreement. The Company and each of its Subsidiaries has secured from all (i) consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company or any Subsidiary and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company or any Subsidiary (any Person described in clauses (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Intellectual Property, and, where permitted by applicable Law, the Company has obtained the waiver of all moral rights such Authors may possess in and to such Intellectual Property. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property developed by the Author for the Company or any Subsidiary. Without limiting the foregoing, the Company and any of its Subsidiaries, as applicable, has obtained written and enforceable proprietary information, invention disclosure and Intellectual Property assignments from all current and former Authors and, in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. The Company has made available to Purchaser copies of all forms of such proprietary information, invention disclosure and Intellectual Property assignment documents currently and historically used by the Company and, in the case of patents and patent applications, the Company has made available to Purchaser copies of all such actual assignments.
(h)    No Violation. No current or former Author: (i) is in violation of any term or covenant of any Contract with the Company or any Subsidiary relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or, to the Knowledge of the Company, any other Contract with any other party by virtue of such Author’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission or (ii) to the Knowledge of the Company, has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such Author has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause (i) of the immediately foregoing sentence to which the Company or any Subsidiary is a party.
(i)    Confidential Information. The Company has taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company and each of its Subsidiaries (including trade secrets) or provided by any third party to the Company (collectively, “Confidential Information”). All current and former employees, consultants, advisors and independent contractors of the Company, each of its Subsidiaries, and any third party having access to Confidential Information have executed and delivered to the Company, or such Subsidiary, as applicable, a written legally binding agreement regarding the protection of such Confidential Information. The Company and each of its Subsidiaries have implemented and maintain reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith. To the Knowledge of the Company, since December 31, 2016, neither the Company nor any Subsidiaries has experienced any breach of security or other unauthorized access by third parties to the Confidential Information, including Personal Data in the Company’s or any Subsidiary’s possession, custody or control. There has been no breach of the Company’s or any of its Subsidiaries’ obligations to a third party, or, to the Knowledge of the Company, breach of any third party’s obligations to the Company or any Subsidiary, in each case, under any Contract relating to any Confidential Information.
(j)    Non-Infringement. To the Knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement, misappropriation or other violation of any Company-Owned Intellectual Property by any third party. Neither the Company nor any Subsidiary has brought any Action or sent any notices to any third party regarding the foregoing. Neither the Company nor any Subsidiary has any Liability for infringement, misappropriation, or other violation of any Third-Party Intellectual Property. The operation of the Company’s business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision or use of any Company Product or Company-Owned Intellectual Property and (ii) the Company’s use of any product, device, process or service used in the Company’s business as previously conducted and currently conducted, has not and does not (directly or indirectly, including via contribution or inducement), misappropriate or otherwise violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement applicable to use of such Third-Party Intellectual Property, and does not constitute unfair competition or unfair trade practices under the Law of any jurisdiction in which Company conducts its business or in which Company Products are manufactured, marketed, distributed, licensed or sold (and there is no basis for any such claim). Neither the Company nor any Subsidiary has been sued in any Action or received any written (or, to the Company’s knowledge, non-written) communications (including any third-party reports by users and any written “invitations to license” third-party patents) alleging that the Company or any Subsidiary has infringed, misappropriated, or otherwise violated or, by conducting its business, would infringe, misappropriate, or otherwise violate any Intellectual Property of any other Person or entity. No Company-Owned Intellectual Property or Company Product is subject to any Action, Order, settlement agreement or right that restricts in any manner the use, transfer or licensing thereof by the Company, any Subsidiary, or that may affect the validity, use or enforceability of any Company-Owned Intellectual Property.
(k)    Licenses; Agreements.
(i)    Neither the Company nor any Subsidiary has granted or entered into any options, licenses or agreements of any kind relating to any Company-Owned Intellectual Property other than pursuant to Standard Outbound IP Licenses and other non-exclusive licenses of Company-Owned Intellectual Property to customers in the ordinary course of business consistent with past practice and neither the Company nor any Subsidiary is otherwise bound by or a party to any option, license or agreement of any kind with respect to any of the Company-Owned Intellectual Property.
(ii)    Neither the Company nor any Subsidiary is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products or Company-Owned Intellectual Property.
(l)    Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements, and without limiting the representations in Section 3.9(k) hereof:
(i)     Each such agreement is valid and subsisting and has, where required, been duly recorded or registered;
(ii)    Neither the Company nor any Subsidiary is (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement), in breach of any Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Company or non-Subsidiary party to any Company Intellectual Property Agreement the right to do any of the foregoing;
(iii)    To the Knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in breach thereof;
(iv)    At and immediately after the Closing, the Company (as a wholly owned subsidiary of Purchaser) will be permitted to exercise all of the Company’s rights under the Company Intellectual Property Agreements to the same extent the Company would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay;
(v)    There are no disputes or Actions (pending or threatened) regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company or any Subsidiary thereunder;
(vi)    No Company Intellectual Property Agreement requires the Company or any Subsidiary to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;
(vii)    None of the Company Intellectual Property Agreements or any other Contract to which the Company or any Subsidiary is a party or otherwise bound grants any third party exclusive rights to or under any Company-Owned Intellectual Property;
(viii)    The Company or its Subsidiaries have obtained valid, written licenses (sufficient for the conduct of its business) to all Third-Party Intellectual Property that is incorporated into any of the Company Products; and
(ix)    No third party that has licensed Intellectual Property Rights to the Company has ownership or license rights to improvements or derivative works made by the Company or any Subsidiary in the Third-Party Intellectual Property that has been licensed to the Company or any Subsidiary, as applicable, that is material to the business of the Company or which are incorporated into, or used in the development, manufacturing, testing, distribution, maintenance, or support of Company Products.
(m)    Non-Contravention. None of the execution and performance of this Agreement or the consummation of the Transactions will result in: (i) Purchaser or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Purchaser or any of its Affiliates, (ii) Purchaser or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses or (iii) Purchaser or the Company being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions.
(n)    Company Source Code. Neither the Company nor any Subsidiary has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to Authors and subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.
(o)    Open Source Software.
(i)    Schedule 3.9(o)(i) of the Disclosure Letter identifies all Open Source Materials used in or by any Company Products, describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company or any Subsidiary) and identifies the licenses under which such Open Source Materials were used. The Company and each of its Subsidiaries is in compliance with the terms and conditions of all licenses for the Open Source Materials.
(ii)    The Company has not (A) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (B) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (C) used Open Source Materials, in such a way that, with respect to clauses (A), (B) or (C), creates, or purports to create, obligations for the Company with respect to any Company-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (x) disclosed or distributed in source code form, (y) be licensed for the purpose of making derivative works or (z) be redistributable at no charge).
(p)    Information Technology.
(i)    Status. The arrangements relating to the ICT Infrastructure (including its operation and maintenance and any amendments or modifications thereto) will not be adversely affected by the Transactions, and the ICT Infrastructure will continue to be available for use by the Company immediately following the consummation of the Transactions on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment. The Company is the sole legal and beneficial owner of, or is authorized to use pursuant to a valid and enforceable written license or lease, the ICT Infrastructure. The ICT Infrastructure that is currently used in the Company’s business constitutes all the information and communications technology and other systems infrastructure reasonably necessary for the immediate needs of such business, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of the business with regard to information and communications technology, data processing and communications. The ICT Infrastructure is: (A) in good working order and functions in accordance with all applicable documentation and specifications, (B) maintained and supported in accordance with reasonable practices and is covered by maintenance and warranty provisions to remedy, or provide compensation for, any material defect, and (C) protected by reasonable security and disaster recovery arrangements, including taking and storing back-up copies (both on and off site) of the software and any data in the ICT Infrastructure and following procedures for preventing the introduction of viruses to, and unauthorized access of, the ICT Infrastructure.
(ii)    No Faults. To the Knowledge of the Company, since December 31, 2016, neither the Company nor any Subsidiary has experienced, and no circumstances exist that are likely or expected to give rise to, any material disruption in or to the operation of the Company’s business as a result of: (A) any substandard performance or defect in any part of the ICT Infrastructure whether caused by any viruses, bugs, worms, software bombs or otherwise, lack of capacity or otherwise or (B) a breach of security in relation to any part of the ICT Infrastructure, in each case, that was not promptly remedied in the ordinary course of business.
(iii)    ICT Agreements. All Contracts relating to the ICT Infrastructure are valid and binding and no Contract (including any Contract for Third-Party Intellectual Property) that relates to the ICT Infrastructure has been the subject of any breach by the Company or, to the Knowledge of the Company, any other Person, and the Company (A) has not waived any breach thereof by any other Person, (B) has not received any written notice of termination of any such Contract and (C) is not aware of any circumstances that would give rise to a breach, suspension, variation, revocation or termination of any such Contract without the consent of the Company (other than termination on notice in accordance with the terms of such Contract).
(q)    Privacy and Personal Data.
(i)    The Company’s and each Subsidiary’s data, privacy and security practices conform, and at all times have conformed, to all of the Company Privacy Commitments (as defined below) and Privacy Laws. The Company is not a “Covered Entity” or “Business Associate” as such terms are defined in the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), and to the Knowledge of the Company, neither the Company nor any Subsidiary has or Processes any “protected health information” as such term is defined by HIPAA.
(ii)    The Company and each Subsidiary has at all times: (A) provided adequate notice and obtained any necessary consents from data subjects as required by applicable Privacy Law for the Processing of Personal Data as conducted by or for the Company or its Subsidiaries, (B) abided by any privacy choices (including opt-out preferences) of data subjects relating to Personal Data, and (C) complied with all obligations, commitments and restrictions related to and governing the Processing of Personal Data, as required by applicable Privacy Law, or by the terms of the applicable Company Privacy Policy (collectively, “Company Privacy Commitments”). The Company and each of its Subsidiaries has established and maintains controls and measures to evaluate, monitor and ensure its compliance with all Company Privacy Commitments. Neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions will cause, constitute, or result in a breach or violation of any Company Privacy Commitments, or standard terms of service entered into by individual users of the Company Products whose Personal Data is Processed by the Company. Copies of all current and prior Company Privacy Policies have been made available to Purchaser and such copies are true, correct and complete.
(iii)    The Company has established and maintains commercially reasonable written technical, physical and organizational measures, and security systems and technologies in compliance with all data security requirements under applicable Privacy Laws and Company Privacy Commitments that are designed to protect Company Data against accidental, unauthorized or unlawful Processing in a manner appropriate to the risks represented by the Processing of such data by the Company and its data processors. The Company’s comprehensive written information security program described above has been designed using and complies with ISO/IEC 27001 and the SOC 2 (Type 2) security standards, and an independent third party has certified the compliance of the Company with such standards. The Company and, to the Knowledge of the Company, its data processors have taken appropriate steps to ensure the reliability of its employees and contractors that have access to Company Data, to train such employees and contractors on all applicable aspects of Privacy Laws and other Company Privacy Commitments and to ensure that all employees and contractors with the right to access such data are under written obligations of confidentiality with respect to such data.
(iv)    No breach, security incident or violation of any Privacy Laws in relation to Company Data has occurred or is threatened, and there has been no unauthorized or illegal Processing of any Company Data. To the Knowledge of the Company, no circumstance has arisen in which Privacy Laws would require the Company to notify a Governmental Entity or data subject of a data security breach or security incident.
(v)    Neither the Company nor any Subsidiary has received or experienced and, to the Knowledge of the Company, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Action, Order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Entity or any other Person (including a data subject): (A) alleging or confirming non-compliance with a relevant requirement of Privacy Laws or other Company Privacy Commitments, (B) requiring or requesting the Company or its Subsidiaries to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Company Data, except for data subject requests Processed in the ordinary course of business, as required by applicable Privacy Law, (C) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, the Company with respect to the violation of any applicable Privacy Laws or Company Privacy Commitments or (D) claiming compensation from the Company or any Subsidiary with respect to the violation of any applicable Privacy Laws or Company Privacy Commitments. Neither the Company nor any Subsidiary has been involved in any Actions involving a breach or alleged breach of Privacy Laws or other Company Privacy Commitments.
(r)    Company Websites. To the Knowledge of the Company, no domain names have been registered by any Person that are similar to any trademarks, service marks, domain names or business or trading names used, created or owned by the Company or any Subsidiary. The contents of any Company Website and all transactions conducted by the Company or any Subsidiary over the Internet comply with applicable Law and codes of practice in any applicable jurisdiction.
3.10    Material Contracts.
(a)    Except for (i) this Agreement, (ii) agreements or Contracts contemplated by this Agreement or the Transactions and (iii) the Contracts specifically identified in or required to be identified in Schedule 3.10 of the Disclosure Letter (with each of such Contracts specifically identified under subsection(s) of such Schedule 3.10 that correspond to the Subsection or Subsections of this Section 3.10(a) applicable to such Contract), neither the Company nor any Subsidiary is a party to or bound by any of the following Contracts (each, a “Material Contract”):
(i)    (A) any management service, partnership or joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;
(ii)    any Contract with a (A) Significant Customer or (B) Significant Supplier;
(iii)    [Reserved];
(iv)    any distributor, original equipment manufacturer, reseller, value added reseller, sales, advertising, agency or manufacturer’s representative Contract;
(v)    any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company-Owned Intellectual Property, (B) containing any non-competition covenants, exclusivity or other similar restrictions relating to the Company Products or Company-Owned Intellectual Property, or (C) that limits or would limit the freedom of the Company or any of its successors, assigns or Affiliates to (1) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company-Owned Intellectual Property or (2) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services;
(vi)    [Reserved];
(vii)    [Reserved];
(viii)    any license, sublicense or other Contract pursuant to which the Company or any Subsidiary has agreed to any restriction on the right of the Company to use or enforce any Company-Owned Intellectual Property Rights (excluding nonexclusive rights or licenses) or pursuant to which the Company or any Subsidiary agrees to encumber (other than Permitted Encumbrances), transfer or sell rights in or with respect to any Company-Owned Intellectual Property;
(ix)    any Contract providing for the development of any software, technology or Intellectual Property Rights, independently or jointly, either by or for the Company or any Subsidiary (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form of agreement, copies of which have been made available to Purchaser);
(x)    any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company or any Subsidiary in the ordinary course of business consistent with past practice;
(xi)    any settlement agreement with respect to any Action;
(xii)    any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or assets of the Company or any Subsidiary or otherwise seeking to influence or exercise control over the Company or any Subsidiary;
(xiii)    any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Shares or any other securities of the Company or any Subsidiary or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights (if any) disclosed on Schedule 3.5(a), Schedule 3.5(b)-1 and/or Schedule 3.5(c) of the Disclosure Letter;
(xiv)    any Contract with any labor union or any collective bargaining agreement or similar Contract affecting any Company Employees;
(xv)    any separation agreement or settlement agreement with any Company Employee, under which the Company or any Subsidiary has any current actual or potential Liability, as well as any settlement agreement, consent decree, or other similar agreement with any Governmental Entity;
(xvi)    any employment Contract or offer letter with any Company Employee who is an executive officer, or beneficial owner of more than 5% of the total shares of Company Capital Shares, that is not immediately terminable at-will by the Company without notice, severance, or other cost or Liability (except for any such employment Contracts which are not terminable at-will solely due to local applicable laws not providing for at-will termination);
(xvii)    any Contract providing for retention payments, change of control payments, severance, accelerated vesting or any other payment or benefit that may or will become due as a result of the Acquisition (whether on a single- or a double-trigger basis or otherwise);
(xviii)    any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with U.K. GAAP;
(xix)    any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person, including any Contract mortgaging, pledging or otherwise placing an Encumbrance (other than Permitted Encumbrances) on any material portion of the assets of the Company;
(xx)    any Contract for capital expenditures in excess of $50,000 in the aggregate;
(xxi)    any Contract pursuant to which the Company or any Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other tangible personal property involving expenditures in excess of $50,000 per annum;
(xxii)    any Contract with any investment banker, broker, advisor or similar party retained by the Company, in connection with this Agreement and the Transactions;
(xxiii)    any Contract pursuant to which the Company or any Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, exclusive license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person; or
(xxiv)    any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).
(b)    All Material Contracts are in written form. The Company and each Subsidiary have performed all of the obligations required to be performed by them (except for non-performance by the Company or a Subsidiary that, individually or in the aggregate, is de minimis) and are entitled to all material benefits under, and are not alleged in writing, or, to the Company’s Knowledge, in oral communication, to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Law affecting the rights of creditors generally and rules of Law governing specific performance, injunctive relief and other equitable remedies. Since December 31, 2016, there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or to the Knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. Since December 31, 2016, neither the Company nor any Subsidiary has received any written notice or communication regarding any actual or alleged violation or breach of, default under, or intention to cancel or modify in any material respect any Material Contract. None of the Company or any Subsidiary has any Liability for renegotiation of Government Contracts. The Company has heretofore made available to Purchaser (1) correct and complete copies of each written Material Contract and (2) summaries of each oral Material Contract, together with any and all material amendments and supplements thereto and “side letters” and similar documentation relating thereto.
3.11    Employee Benefit Plans and Employee Matters.
(a)    Schedule 3.11(a) of the Disclosure Letter lists all (A) employee benefit plans within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; and (B) stock option plans, stock purchase plans, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; in each case whether written, unwritten or otherwise, funded or unfunded, that is or has been maintained, contributed to, or required to be contributed to, by the Company or any Subsidiary or ERISA Affiliate, under which any Company Employee (of any dependent thereof) is eligible to receive benefit or otherwise participate, and/or with respect to which the Company or any Subsidiary or ERISA Affiliate of the Company has or may have any Liability or obligation (each, a “Company Employee Plan”). Neither the Company nor any of its Subsidiaries has made any commitment (whether written or oral) to establish or enter into any new Company Employee Plan or to modify the terms of any Company Employee Plan.
(b)    The Company has delivered or made available to Purchaser, as applicable: (i) an accurate and complete copy of all material documents setting forth the terms of each Company Employee Plan, including all amendments thereto and all related trust documents; (ii) a complete and accurate copy of the annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code, with respect to such Company Employee Plan for the three most recent plan years; (iii) if such Company Employee Plan is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of such Company Employee Plan’s assets; (iv) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to such Company Employee Plan; (v) if such Company Employee Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies of the most recent financial statements thereof; (vi) accurate and complete copies of all material Contracts relating to such Company Employee Plan, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements; (vii) all material written materials provided to Company Employees or participants relating to such Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to the Company or any ERISA Affiliate of the Company; (viii) all material correspondence, if any, to or from any Governmental Entity relating to such Company Employee Plan; (ix) all insurance policies, if any, in the possession of the Company or any ERISA Affiliate pertaining to fiduciary liability insurance covering the fiduciaries for such Company Employee Plan; (x) if such Company Employee Plan is intended to be qualified under Section 401(a) of the Code, all discrimination tests, if any, required under the Code for such Company Employee Plan for the three most recent plan years; and (xi) if such Company Employee Plan is intended to be qualified under Section 401(a) of the Code, the most recent IRS determination letter (or opinion or notification letter, if applicable) received with respect to such Company Employee Plan.
(c)    Any Company Employee Plan intended to be qualified under Section 401(a) of the Code is so qualified and has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or has been established under a standardized prototype plan for which an IRS opinion or notification letter has been obtained by the plan sponsor and is valid as to the adopting employer, and there is not any event, condition or circumstance that could result in disqualification under the Code.
(d)    Each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company and each Subsidiary and ERISA Affiliate has performed all material obligations required to be performed by it under, is not in default under or in violation of, and, to the Company’s knowledge, no default by any other party to, any of the Company Employee Plans has occurred, except in each case for any such failure that is, individually or in the aggregate, de minimis. There has been no “prohibited transaction” within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder with respect to any Company Employee Plan. Neither the Company nor any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plans. No suit, administrative proceeding, action, audit, investigation, litigation or claim is pending or reasonably anticipated, or to the Knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan or against the assets of any Company Employee Plan, including any audit or inquiry by any Governmental Entity, including the IRS or United States Department of Labor.
(e)    None of the Company Employee Plans promises or provides medical or other retiree welfare benefits to any Person for any reason following their termination of employment or service other than as required under COBRA or similar state Law, and the Company and its Subsidiaries have not ever represented, promised or contracted (whether in oral or written form) to any Company Employee (either individually or to Company Employees as a group) or any other Person that such Company Employee(s) or other Person would be provided with life insurance, health or other employee welfare benefits post-termination, except to the extent required by statute.
(f)    All contributions required to be made by the Company or any Subsidiary or ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan year (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Company after the Company Balance Sheet Date). There has been no amendment to, interpretation or announcement (whether or not written) by the Company or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without Liability to Purchaser and/or the Company and/or any of their Affiliates (other than ordinary and reasonable administrative expenses typically incurred in a termination event).
(g)    Neither the Company nor any Subsidiary or ERISA Affiliates has ever maintained, established, sponsored, participated in, had any Liability with respect to or had any obligation to contribute to any: (1) plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code; (1) “multiemployer plan” within the meaning of Section 3(37) of ERISA; (1) “multiple employer plan” (within the meaning of Section 413(c) of the Code); or (1) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Company Employee Plan has ever held employer real property or employer securities as a plan asset, within the meaning of ERISA.
(h)    Neither the Company nor any Subsidiary or ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides group health benefits to Company Employees (including any such plan pursuant to which a stop loss policy or Contract applies).
(i)    Schedule 3.11(i) of the Disclosure Letter lists each Company Employee Plan that is sponsored, adopted or maintained by the Company or any Subsidiary or ERISA Affiliate, whether formally or informally, or with respect to which the Company or any ERISA Affiliate will or may have any Liability, for the benefit of Company Employees who perform services primarily outside the U.S. (each such plan, an “International Employee Plan”), including the applicable jurisdiction. Each International Employee Plan (i) is and has been adopted, administered and maintained in all material respects in compliance with the terms of such International Employee Plan and the provisions of the Laws of each jurisdiction in which such International Employee Plan is maintained, to the extent those Laws are applicable to such International Employee Plan, (ii) if intended to qualify for special Tax treatment, meets all requirements for such treatment, and (iii) if intended to be funded and/or book-reserved is fully funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions. No International Employee Plan has unfunded Liabilities that will not be offset by insurance or that are not accrued on the financial statements of the Company in accordance with U.K. GAAP. No International Employee Plan provides for any form of defined benefit or final salary pension for any Company Employee.
(j)    The Company and each Subsidiary is in compliance with all applicable Law respecting employment, including, but not limited to: discrimination in employment, terms and conditions of employment, the WARN Act (or similar state Law), leaves of absence, disability accommodation or adjustments, immigration, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants, and employees as exempt or non-exempt), wages, hours, occupational safety and health, and employment practices, except for such non-compliance as is, individually or in the aggregate, de minimis. The Company and each Subsidiary is not and has not engaged in any unfair labor practice. The Company and each Subsidiary is not a party to or bound by any collective bargaining agreement, works council arrangement, or other labor union Contract and nor is it liable for any arrears of wages, compensation, Taxes, penalties or other sums arising from failure to comply with any of the foregoing, nor has the Company or any Subsidiary since January 1, 2016 experienced any union organization attempts, material labor disputes or material work stoppage or material slowdowns due to labor disagreements. The Company and each Subsidiary has paid in full to all Company Employees (and any former employees of the Company or a Subsidiary employed on or after January 1, 2016) all wages, salaries, commissions, bonuses, benefits, and other compensation that are due and owing to such Persons, save for normal salary, allowances and reimbursement of normal business expenses for the current month and holiday pay for the current month.
(k)    The Company and each Subsidiary is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Employees or any former employee of the Company or a Subsidiary employed on or after January 1, 2016 (other than routine payments to be made in the normal course of business and consistent with past practice). To the Knowledge of the Company, there are no pending claims against the Company or any Subsidiary under any form of workers’ compensation plan or policy or for long-term disability. The Company and each Subsidiary does not have any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no claims pending or, to the Knowledge of the Company, threatened, between the Company or any Subsidiary and any Company Employees or any former employee of the Company or a Subsidiary employed on or after January 1, 2016, which controversies have or would reasonably be expected to result in any Action before any Governmental Entity or material Liability.
(l)    The Company has provided to Purchaser anonymized true, correct and complete copies of each of the following in respect of the Company Employees, as applicable: (i) all forms of offer letters, (ii) all forms of employment, severance, retention, or change of control agreements, (iii) all forms of independent contractor agreements for individual independent contractors or consultants, (iv) all forms of confidentiality, non-competition or inventions agreements, (v) the most current management organization chart(s), (vi) all forms of bonus plans and any form award agreement thereunder, and a schedule of bonus commitments made to any Company Employee, (vii) any commission plan or other incentive compensative agreement, and a schedule of the actual or estimated commission payments owed but unpaid to each eligible Company Employee, and (viii) any such document in clauses (i)-(vii) that deviate materially from the form document.
(m)    The Company has provided Purchaser a list, true, correct and complete as of the Agreement Date, identifying, in all cases to the extent permitted by applicable Law, all officers and employees of the Company and each Subsidiary, and showing each such individual’s name (or on a no-name basis to the extent required by applicable law), employing entity, position, status as exempt/non-exempt (if applicable), city/country of employment, date of hire, notice period for termination, as applicable, any leave of absence status, annual remuneration, commission, and bonus, or other incentive compensation opportunities for the current fiscal year and the most recently completed fiscal year (including for employees in jurisdictions outside of the U.S., holiday and sick pay entitlements ). The Company has provided Purchaser a list, true, correct and complete as of the Agreement Date, identifying, in all cases to the extent permitted by applicable Law, all of its and any Subsidiary’s independent contractors or consultants and advisory board members, and, for each, (i) such individual’s compensation, (ii) such individual’s initial date of engagement, (iii) whether such engagement has been terminated by written notice by either party thereto (iv) the notice or termination provisions applicable to the services provided by such individual; (v) the entity by which such individual is engaged.
(n)    To the Company’s Knowledge, no Company Employee is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer or other entity relating to the right of any such Person to be employed by or perform services to the Company or the applicable Subsidiary.
(o)    Except as set forth on Schedule 3.11(o) of the Disclosure Letter, the employment of each of the current Company Employees: (i) in the U.S. is “at will” and neither Company nor any Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any such Company Employee; and (ii) in jurisdictions other than the U.S. is terminable by the Company or the applicable Subsidiary on 3 months’ notice or less.
(p)    As of the Agreement Date, except as set forth on Schedule 3.11(p) of the Disclosure Letter, no current Company Employee has given notice to the Company or any Subsidiary to terminate his or her employment with the Company or any Subsidiary and, to the Knowledge of the Company, no current Company Employee intends to terminate his or her employment with the Company or any Subsidiary. There are no performance improvements or disciplinary actions contemplated or pending against any of the Company Employees.
(q)    Except as set forth on Schedule 3.11(q) of the Disclosure Letter, neither the execution, delivery or performance of this Agreement, nor the consummation of the Transactions will, individually or in combination with the occurrence of some other event (whether contingent or otherwise), (i) result in any payment or benefit (including severance, change of control payment, golden parachute, bonus, or otherwise) becoming due or payable, or required to be provided, to any Company Employee or former employee of the Company or any Subsidiary, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any Company Employee or former employee of the Company or any Subsidiary, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Company Employee or former employee of the Company or any Subsidiary or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Company Employee or former employee of the Company or any Subsidiary.
(r)    Each Company Employee Plan that is a group health plan is in compliance with the Patient Protection and Affordable Care Act, the Health Care and Education Reconciliation Act of 2010 and subsequent agency guidance (collectively, the “2010 Health Care Law”), except for such non-compliance that is, individually or in the aggregate, de minimis. To the Knowledge of the Company, the design and operation of each Company Employee Plan that is a group health plan has not resulted in the incurrence of any penalty or excise tax under Code Section 4980H to the Company pursuant to the 2010 Health Care Law. To the Knowledge of the Company, no fact, event or condition exists that would create a reporting obligation or excise tax under 4980D of the Code.
3.12    Foreign Corrupt Practices. Neither the Company, any Subsidiary, nor any director, officer, Affiliate or Employee of the Company (in their capacities as such or relating to their employment, services or relationship with the Company), has (i) taken any action directly or indirectly in furtherance of an offer, payment, promise to pay, or authorization or approval of any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of what form, whether in money, property, or services (A) to obtain favorable treatment for business or Contracts secured, (B) to pay for favorable treatment for business or Contracts secured, (C) to obtain special concessions or for special concessions already obtained; (D) to improperly influence or induce any act or decision or (E) to secure any improper advantage, in any case in violation of applicable Law (including the Foreign Corrupt Practices Act, the UK Bribery Act 2019 and the UK Proceeds of Crime Act 2002) or (ii) established or maintained any fund or asset that has not been recorded in the books and records of the Company. The Company and each Subsidiary has established internal controls and procedures intended to promote and achieve compliance with the Foreign Corrupt Practices Act and with the representation and warranty contained in the first sentence of this Section 3.12 and has made available to Purchaser all such documentation.
3.13    Litigation. As of the Agreement Date, there is no Action to which the Company or any Subsidiary is a party pending before any Governmental Entity, or, to the Knowledge of the Company, threatened against the Company or any Subsidiary or any of its respective material assets or any of its respective Employees (in their capacities as such). To the Knowledge of the Company, there is not any reasonable basis for any such Action. There is no Order against the Company, any Subsidiary, any of their assets or, to the Knowledge of the Company, any of their directors, officers or Employees (in their capacities as such). To the Company’s Knowledge, there is no reasonable basis for any Person to assert a claim against the Company, any Subsidiary or any of their assets or directors, officers or Employees (in their capacities as such or relating to their employment, services or relationship with the Company or a Subsidiary) based upon: (a) the Company entering into this Agreement, any of the Transactions or the agreements contemplated by this Agreement, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (b) any confidentiality or similar agreement entered into by the Company regarding its assets or (c) any claim that the Company has agreed to sell or dispose of any of its assets to any party other than Purchaser, whether by way of merger, consolidation, sale of assets or otherwise. Neither the Company nor any Subsidiary has (x) as of the Agreement Date, any Action pending against any other Person, and (y) following the Agreement Date until the Closing, any lawsuit against any other Person except for any lawsuit which the Company or any Subsidiary would be entitled to initiate and pursue pursuant to the terms of Section 5.2(t).
3.14    Insurance. Schedule 3.14 of the Disclosure Letter lists as of the Agreement Date all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, or Employees (in such capacities as Employees) of the Company and each Subsidiary, including the type of coverage, the carrier, the policy limits of coverage, the term and the annual premiums of such policies. There are no, and since January 1, 2016, there have not been any, claims for which an insurance carrier has denied or threatened in writing to deny coverage. As of the Agreement Date, all premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing Date), and the Company and each Subsidiary are otherwise in material compliance with the terms of such policies and bonds.
3.15    Environmental, Health and Safety Matters. The Company and each Subsidiary are in compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties, except for such failure(s) to comply with such requirements that, individually or in the aggregate with any such other failures, are de minimis. As of the Agreement Date, there are no pending or, to the Knowledge of the Company, threatened allegations by any Person that the properties or assets of the Company or any Subsidiary are not, or that its business has not been conducted, in compliance with all Environmental, Health and Safety Requirements, except for such failure(s) to comply with such requirements that, individually or in the aggregate with any such other failures, are de minimis. Neither the Company nor any Subsidiary has retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. There are no past or present facts, circumstances of conditions that, to the Company’s Knowledge, would reasonably be expected to give rise to any Liability of the Company or any Subsidiary with respect to Environmental, Health and Safety Requirements.
3.16    Customers and Suppliers.
(a)    Neither the Company nor any Subsidiary has any outstanding disputes concerning its products and/or services with any customer or distributor who, in the year ended December 31, 2019, was one of the 15 largest sources of revenues for the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Customer”), except for any disputes that, individually or in the aggregate, are de minimis. To the Knowledge of the Company as of the Agreement Date, there is no material dissatisfaction on the part of any Significant Customer. Each Significant Customer is listed on Schedule 3.16(a) of the Disclosure Letter. Neither the Company nor any Subsidiary has received any information in writing from any Significant Customer as of the Agreement Date that such Significant Customer(s) shall not continue as a customer or customers of the Company after the Closing or that such Significant Customer(s) intends to terminate or materially modify existing Contracts with the Company or any Subsidiary.
(b)    Neither the Company nor any Subsidiary has any outstanding material disputes concerning products and/or services provided by any supplier or partner who either, (i) in the year ended December 31, 2019, was one of the 15 largest suppliers of products and/or services to or partner of the Company or any Subsidiary, based on amounts paid or payable with respect to such periods or (ii) provided products, services or support with respect to the development, hosting or maintenance of the Company Products (each, a “Significant Supplier”), there is no material dissatisfaction as of the Agreement Date on the part of the Company with respect to any Significant Supplier and, to the Knowledge of the Company, there is no material dissatisfaction on the part of any Significant Supplier with respect to the Company. Each Significant Supplier is listed on Schedule 3.16(b) of the Disclosure Letter. As of the Agreement Date, neither the Company nor any Subsidiary has received any information from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or Purchaser) after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company (or Purchaser). As of the Agreement Date, each of the Company and its Subsidiaries has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on its business and, to the Knowledge of the Company, there is no reason why the Company and its Subsidiaries will not continue to have such access on commercially reasonable terms.
3.17    Interested Party Transactions. None of the officers and directors of the Company or any Subsidiary and, to the Knowledge of the Company, none of the other Employees of the Company or any Subsidiary, nor any Company Shareholders holding in excess of 1% of the Company Capital Shares, nor any immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any Subsidiary (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the Knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or its assets is bound, except for normal compensation for services as an officer, director or employee thereof or (iii) to the Knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Company’s business, except for the rights of Company Shareholders under Law. There are no other amounts for borrowed money outstanding pursuant to loans from the Company or any Subsidiary to any Company Employee, other than those amounts set forth on Schedule 3.17 of the Disclosure Letter.
3.18    Books and Records. The Company has provided to Purchaser true, correct and complete copies of (a) all documents identified on the Disclosure Letter, (b) the Charter Documents, and (c) all of the organizational documents of each Subsidiary, each as currently in effect. The minute books of the Company and each Subsidiary provided to Purchaser contain a true, correct and complete summary, in all material respects, of all meetings of directors of the Company and each Subsidiary and of the Company Shareholders or actions by written consent since the time of incorporation of the Company through the Agreement Date, and reflect all transactions referred to in such minutes accurately in all material respects. The books, records and accounts of the Company (other than, for the avoidance of doubt, the Financial Statements, which are addressed in Section 3.6) and each Subsidiary (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (iii) are stated in reasonable detail and accurately and fairly reflect all of the material transactions and dispositions of the material assets and properties of the Company and its Subsidiaries and (iv) accurately and fairly reflect the basis for the Financial Statements.
3.19    Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions on behalf of the Company or any Subsidiary.
3.20    Export Control Laws. Each of the Company and each Subsidiary has conducted its export transactions (including any “deemed exports” under Section 734.2(b)(ii) of the Export Administration Regulations (“EAR”) promulgated by the U.S. Bureau of Industry and Security) in accordance with applicable provisions of U.S. export and re-export controls, including the EAR, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the United States Department of Commerce and/or the United States Department of State, and all other applicable import/export controls in other countries in which the Company or any Subsidiary conducts business, except for any such failure(s) to comply that are, individually or in aggregate with any such other failures, are de minimis. Without limiting the foregoing: (a) the Company has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (i) the export, import and re-export of the Company Products and (ii) releases of the Company Products (collectively, “Export Approvals”), (b) the Company is in compliance with the terms of all applicable Export Approvals, (c) there are no pending or, to the Knowledge of the Company, threatened claims against the Company or any Subsidiary with respect to such Export Approvals, except for failure(s) to comply with such Export Approvals that, individually or in the aggregate with any such other failures, are de minimis, (d) to the Knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any future claims and (e) no Export Approvals for the transfer of export licenses to Purchaser are required, except for such Export Approvals that can be obtained expeditiously and without material cost.
3.21    Representations. No representation or warranty of the Company in this Agreement, nor any statement, certificate or other document furnished or to be furnished by the Company to Purchaser pursuant hereto, nor the exhibits and schedules hereto, contains or, on the Closing Date, will contain any untrue statement of a material fact, or omits to state or, on the Closing Date, will omit to state, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
3.22    No Additional Representations. Except as otherwise expressly set forth in this Article III, the Warrantor and each Participating Seller expressly disclaims any representations or warranties of any kind or nature, express or implied, including any representations or warranties as to the Company, its businesses and affairs or the Transactions. It is understood that, except as contained in the Agreement, any of the other documents contemplated by the Transactions or the Disclosure Schedule, any cost estimates, projections, or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by the Company and its representatives, are not and shall not be deemed to be or to include representations or warranties of the Warrantor, and are not and shall not be deemed to be relied upon by Purchaser in executing, delivering and performing this Agreement and the Transactions.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to the Selling Shareholders as of the date hereof and as of the Closing Date, as follows:
4.1    Organization and Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.
4.2    Authority and Enforceability.
(a)    Purchaser has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by each of Purchaser and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Purchaser enforceable against Purchaser, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Law affecting the rights of creditors generally and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.
(b)    The execution and delivery of this Agreement by Purchaser does not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the Charter Documents, as applicable, or bylaws or other equivalent organizational or governing documents of Purchaser as amended to date, or (ii) (assuming the making of all filings as may be required under the HSR Act and the expiration or termination of the applicable waiting period) applicable Law, except in the case of clause (ii) where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Purchaser’s ability to consummate the Acquisition or to perform its obligations under this Agreement.
4.3    Legal Proceedings. There is no Action pending against Purchaser and, to the knowledge of Purchaser, no such Action has been threatened against Purchaser, and Purchaser is not subject to any Order that, individually or in the aggregate, has had, or would reasonably be expected to have a material adverse effect on Purchaser or its ability to consummate the Acquisition and the other Transactions.
4.4    Financial Capability. Purchaser has available sufficient cash or other sources of immediately available funds to pay all amounts payable pursuant to this Agreement if, as and when due, and Purchaser’s obligations hereunder are not subject to any conditions regarding Purchaser’s ability to obtain financing.
4.5    Parent RSUs and PSUs. All shares issuable upon settlement of the RSU Awards and PSU Awards issued or issuable hereunder will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to any preemptive rights created by statute, the articles of incorporation or bylaws of Purchaser or any Contract to which Purchase is a party or by which it is bound.
4.6    Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions on behalf of Purchaser.
4.7    No Additional Representations; Investigation; Non-Reliance. Except for the representations and warranties of the Warrantor expressly set forth in Article III, Purchaser expressly acknowledges and agrees that none of the Company, any Participating Seller or any other Person makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Purchaser with respect to the Company, and Purchaser has not relied upon any such other representation and warranty in entering into this Agreement. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective representatives (except for the representations and warranties of the Warrantor expressly set forth in Article III).
ARTICLE V
CONDUCT OF COMPANY BUSINESS
5.1    Conduct of Company Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing Date, and subject to applicable Law, the Company shall and shall procure that each of its subsidiaries shall (and the Selling Shareholders shall procure the same so far as possible through any voting rights attaching to their Company Capital Shares):
(a)    conduct the business of the Company and its subsidiaries in accordance with applicable Law and use reasonable efforts to ensure that the business of the Company and the Subsidiaries is conducted solely in the ordinary course consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Purchaser);
(b)    (i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, (ii) use reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the Company’s products and services consistent with past practice as to license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees (other than termination for cause, provided that, to the extent reasonably practicable, the Company shall have provided reasonable notice to Purchaser prior to such termination, and shall in any event provide prompt notice to Purchaser immediately following any such termination) and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it;
(c)    assure that each of its Contracts entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions;
(d)    promptly notify Purchaser in writing of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; and
(e)    promptly notify Purchaser in writing of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization is or about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Purchaser (following the Closing Date) or the Company.
5.2    Restrictions on Conduct of the Business. Without limiting the generality or effect of the provisions of Section 5.1 and subject to applicable Law, except as set forth on Schedule 5.2 of the Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing Date, the Company shall not cause or permit, and the Selling Shareholders shall not cause or permit so far as possible through any voting rights attaching to their Company Capital Shares, any of the following with respect to itself and each of its Subsidiaries (except to the extent expressly provided otherwise herein or as consented to in advance in writing (including e-mail confirmation) by Purchaser, which consent, in the case of clause (d) shall not be unreasonably withheld, conditioned or delayed):
(a)    Charter Documents. Amend its certificate of incorporation or articles of association or equivalent organizational or governing documents;
(b)    Sale, Acquisition, Reorganization. Sell to a third party, acquire any company or assets of a company or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;
(c)    Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except for purchases from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service and issuances in connection with the exercise of Company Options that are outstanding as of the Agreement Date;
(d)    Material Contracts. (i) Enter into, amend, renew or modify any (A) Contract that would (if entered into, amended, renewed or modified prior to the Agreement Date) constitute a Material Contract, (B) Contract for the purchase, sale or license of materials, supplies, equipment, services, software, Intellectual Property or other assets involving, in the case of any such Contract, payments by or to the Company or any Subsidiary of more than $50,000 per year, excluding Contracts with customers on substantially the same terms as the Company’s form of customer agreement or (C) Contract requiring a novation or consent in connection with the Acquisition or the other Transactions, (ii) violate, terminate, or waive any of the terms of any of its Material Contracts, or (iii) enter into, amend, renew, modify or terminate (other than non-renewals occurring in the ordinary course of business consistent with past practice) any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect the Company (or, following consummation of the Acquisition, Purchaser or any of its Affiliates) in any material respect, (B) impair the ability of the Company or the Shareholders’ Representative to perform their respective obligations under this Agreement or (C) prevent or materially delay or impair the consummation of the Acquisition and the other Transactions;
(e)    Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Ordinary Shares pursuant to the exercise of Company Options that are outstanding as of the Agreement Date, (ii) the issuance of shares of Company Capital Shares pursuant to the exercise of Company Warrants (so long as such exercise is no later than five Business Days prior to Closing), (iii) the issuance of Company Capital Shares upon the conversion of the Apogee Notes in accordance with their terms and (iv) the repurchase of any shares of Company Capital Shares from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;
(f)    Employees; Consultants; Independent Contractors; Company Board. (i) Hire, or offer to hire, any additional officers or other employees, or any consultants or independent contractors, except for the proposed new hires set forth on Schedule 5.2(f) of the Disclosure Letter, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities or terms and conditions of employment of any Company Employee (other than any such Person who has a total annualized base salary or base compensation of less than $150,000 and otherwise in the ordinary course of business consistent with past practice), (iii) enter into, amend or extend the term of any employment or consulting agreement, bonus arrangement, severance agreement, retention bonus, or change of control agreement with, or Company Option held by, any officer, employee, consultant or independent contractor, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Law) or (v) add any new members to the Company Board or the board of directors or equivalent governing body of any Subsidiary;
(g)    Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to or guarantees in favor of, any Person, or forgive or discharge in whole or in part any outstanding loans or advances;
(h)    Intellectual Property; Privacy. Except for entering into Standard Inbound IP Licenses in which the aggregate payments from the Company under the Contract are less than $50,000, and except for Standard Outbound IP Licenses and other non-exclusive licenses of Company-Owned Intellectual Property by the Company in the ordinary course of business consistent with past practice, transfer or license from any Person any rights to any Intellectual Property, transfer or license to any Person any rights to any Company-Owned Intellectual Property, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice); materially amend or replace any Company Privacy Policy;
(i)    Patents. Take any action regarding a patent, patent application or other Company Registered Intellectual Property, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;
(j)    Dispositions. Sell, lease, license or otherwise dispose of or encumber (other than Permitted Encumbrances) any of its material properties or material assets, other than sales and non-exclusive licenses of Company Products in the ordinary course of business consistent with its past practice, or enter into any Contract with respect to the foregoing;
(k)    Product Releases. Unless the Company has provided reasonable prior written notice to Purchaser (in which case Purchaser’s consent shall not be required), issue, deliver, or provide any material new releases of any material Company Products to any Person;
(l)    Leases. Enter into any operating lease in excess of $25,000 or any leasing transaction of the type required to be capitalized in accordance with U.S. GAAP;
(a)    Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;
(b)    Payment of Obligations. (i) Pay, discharge or satisfy (A) any Liability to any Person who is an officer, director or shareholder of the Company, other than compensation due for services as an officer or director, or (B) any claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Third Party Expenses, (ii) defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or (iii) give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;
(c)    Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $25,000 individually or $50,000 in the aggregate;
(d)    Insurance. Decrease or otherwise materially change the amount of, or terminate, any insurance coverage;
(e)    Termination or Waiver. Cancel, release or intentionally waive any material claims or rights held by the Company;
(f)    Employee Benefit Plans; Pay Increases. (i) Adopt, terminate or amend any Company Employee Plan or any compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, (iii) pay any bonus or other incentive compensation to any employee or non-employee director or consultant, or (iv) increase the salaries, wage rates or fees of its employees or consultants (other than, with respect to clauses (iii) and (iv), pursuant to preexisting plans, policies or Contracts that have been disclosed to Purchaser and are set forth on Schedule 5.2(r) of the Disclosure Letter);
(g)    Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, change of control benefits, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration made pursuant to preexisting plans, policies or Contracts that have been disclosed to Purchaser and are set forth on Schedule 5.2(s) of the Disclosure Letter);
(h)    Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Purchaser prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;
(i)    Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to its business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;
(j)    Taxes. With respect to the Company and any of its Subsidiaries, make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, or file any Tax Return in each case in a manner inconsistent with past practice without the prior written consent of Purchaser, file any amendment to any Tax Return, enter into any Tax sharing or similar agreement, enter into any closing agreement or similar agreement, assume any Liability or the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, surrender any right to a claim of refund of Taxes, take any action outside the ordinary course of business that is reasonably likely to result in the Company or any of its Subsidiaries having nexus or otherwise being subject to Tax in any jurisdiction in which it has not filed Tax Returns as of the Agreement Date, enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action outside the ordinary course of business relating to the filing of any Tax Return or the payment of any Tax if such similar action would reasonably be expected to have the effect of increasing the Tax Liability of Purchaser or its Affiliates for any period ending after the Closing Date
(k)    Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies), change an accounting period or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in U.K. GAAP as concurred with its independent accountants and after notice to Purchaser;
(l)    Real Property. Enter into any agreement for the purchase, sale or lease of any real property;
(m)    Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;
(n)    Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;
(o)    Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 3.17 of the Disclosure Letter; and
(p)    Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (aa).
5.3    No Control of the Company’s Business Purchaser acknowledges and agrees that: (i) nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing, (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Purchaser shall be required with respect to any matter set forth in Section 5.2 or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable law.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1    [Reserved]
6.2    Joinders and Drag Along.
(a)    Promptly after the Agreement Date and in any event within 30 Business Days after the Agreement Date, the Company shall use its reasonable best efforts to obtain from the Other Selling Shareholders, an executed Stock Transfer Form and a counterpart to the Joinder Agreement such that each such Other Selling Shareholder shall be treated as a Selling Shareholder for purposes of this Agreement. The Company shall communicate promptly to Purchaser any material updates with respect to the foregoing process.
(b)    In the event the Company fails to obtain executed Stock Transfer Forms and Joinder Agreements from all Other Selling Shareholders within 30 Business Days after the Agreement Date (or such later time as the Company and Purchaser may agree), the Company and the Agreement Date Shareholders shall promptly take any and all actions required by Purchaser to deliver a Drag Notice (as defined in the Articles) that shall include the information specified by Article 43 of the Articles with respect to the Transactions (the “Drag Along Notice”) to each of the Other Selling Shareholders who have not executed Stock Transfer Forms and Joinder Agreements (collectively, the “Dragged Shareholders”) to require each such Dragged Shareholder to (i) execute the Stock Transfer Form and (ii) sell to Purchaser at the Closing all of the Company Capital Shares held by such Dragged Shareholder upon the terms specified in the Drag Along Notice. The Company shall keep Purchaser reasonably apprised of any correspondence by or to the Company which concerns the Drag Along Notice (including promptly providing, upon request by Purchaser, copies of correspondence with any Dragged Shareholder who contests or disputes the Drag Along Notice, its obligations under Article 43 of the Articles, or any substantially related matter), and shall reasonably coordinate with Purchaser prior to communicating any response to such correspondence to a Dragged Shareholder. Purchaser, the Company and the Selling Shareholders shall take all such other actions reasonably required in order to complete the transfer of all Company Capital Shares in accordance with the Articles and pursuant to the terms and conditions of this Agreement, including the making of all reasonable filings and taking such other reasonable action which is necessary or desirable to effectuate the Transactions with respect to all of the Company Capital Shares which are outstanding as of the Closing.
6.3    No Solicitation.
(a)    During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing Date, the Company will not, nor will it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, willingly encourage others to solicit, or willingly encourage, facilitate or accept any discussions, proposals or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other similar action regarding, any bona fide inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any shareholders of the Company. The Company will, and will cause its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Purchaser and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Purchaser and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 6.3 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 6.3.
(b)    The Company shall promptly (but in any event, within the shorter of one (1) Business Day and 36 hours) notify Purchaser in writing after receipt by the Company (or, to the Knowledge of the Company, by any of its Representatives), of (i) any Acquisition Proposal, or (ii) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Purchaser and its Representatives reasonably expected to be in connection with a potential Acquisition Proposal. Such notice shall describe the material terms and conditions of such Acquisition Proposal. The Company shall keep Purchaser fully informed of the status and details of, and any material modification to, any such inquiry, expression of interest, proposal or offer and any material correspondence or communications related thereto. The Company shall provide Purchaser with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to discuss any Acquisition Proposal.
6.4    Confidentiality; Public Disclosure.
(a)    The parties hereto acknowledge that Purchaser and the Company have previously executed that certain Confidentiality Agreement dated August 16, 2019, by and between the Company and Purchaser (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. The Shareholders’ Representative hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Shareholders’ Representative were a party thereto. With respect to the Shareholders’ Representative, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Acquisition or this Agreement received by the Shareholders’ Representative after the Closing or relating to the period after the Closing, provided, however, that the Shareholders’ Representative shall be permitted to disclose Confidential Information to the Advisory Group in its capacity as such.
(b)    The Company shall not, and the Company shall cause each of its Representatives not to issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Purchaser’s name or refer to Purchaser directly or indirectly in connection with Purchaser’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Purchaser, unless required by applicable Law, including in connection with the making of any filings required under the HSR Act and to respond to requests for information or documents made by a Governmental Entity in connection with its investigation of the Transactions described herein (after such party’s outside legal counsel determines such disclosure is required), except as reasonably necessary for the Company to obtain consents and approvals of the Company Shareholders and other third parties contemplated by this Agreement, or except as consistent with and to the extent of previous public disclosures by Purchaser relating to terms of this Agreement or the Transactions. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Purchaser may make such public communications regarding this Agreement or the Transactions as Purchaser may determine is reasonable and appropriate, subject, in the case of such communications prior to Closing, other than in its filings required under the rules of the SEC, to prior consultation with the Company (prior to Closing).
6.5    Reasonable Best Efforts.
(a)        Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Acquisition and the other Transactions, including the satisfaction of the respective conditions set forth in Section 2.2, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Acquisition and the other Transactions.
(b)    Without limiting the generality of the foregoing, each of Purchaser and the Company shall, as soon as practicable and in any event no later than 10 Business Days following the Agreement Date, make initial filings required under the HSR Act. Any fees for filings required under the HSR Act shall be paid 50% by Purchaser and 50% by the Company at the time such fees are due. The parties hereto shall promptly supply one another with any information that may be required in order to make such filings or obtain such consents and approvals. Each party hereto shall (i) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any non-U.S. or other antitrust law, (ii) coordinate with one another in preparing and exchanging such materials and (iii) promptly provide one another (and its counsel) with copies of all filings, presentations or submissions made by such party to any Governmental Entity in connection with this Agreement. In addition, any party may, as it deems advisable and necessary, reasonably designate any confidential and competitively sensitive material provided to the other parties under this Section 6.5 as “Outside Counsel Only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Entity regarding the Transactions shall include representatives of Purchaser and the Company.
(c)    Each of Purchaser and the Company shall use its respective reasonable best efforts to resolve objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under any applicable antitrust or competition laws, including responding promptly to and complying with any requests for information relating to this Agreement from any Governmental Entity charged with enforcing, applying, administering or investigating the any antitrust or competition laws.
(d)    The Company shall use its reasonable best efforts to dissolve the Irish branch of Seal Software Limited, Seal Software Development Limited and Apogee Legal LLC prior to the Closing and shall provide evidence of the same to the Purchaser as soon as reasonably practicable following any such dissolution.
(e)    Notwithstanding anything to the contrary herein (i) Purchaser shall not have any obligation to litigate or contest any such Action or Order resulting therefrom and (ii) Purchaser shall be under no obligation to make proposals, execute or carry out agreements or submit to Orders providing for (A) the sale, license, divestiture, or other disposition or holding separate of any assets of Purchaser or the Company or any of their respective Affiliates, (B) the imposition of any limitation or restriction on the ability of Purchaser or any of its Affiliates to freely conduct their business or, following the Closing, the business of the Company, or (C) any limitation or regulation on the ability of Purchaser or any of its Affiliates to exercise full rights of ownership of the Company. In no event is the Company required to agree to or to actually take any action involving the sale, license, divestiture, or other disposition or holding separate of any of its assets or the entering into, amending, or termination of any contacts or other conduct remedies that is not contingent upon the Closing.
6.6    Third-Party Consents; Notices.
(a)    The Company shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Purchaser at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule D (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 3.2(b) of the Disclosure Letter if entered into prior to the Agreement Date) (as applicable); provided that, for the avoidance of doubt (but without limiting the condition to Purchaser’s obligation to close under Section ), the Company shall not be obligated to make any payment or commercial concession to any third party, or incur any liability, as a condition to (or in connection with) obtaining any such consent, waiver or approval.
(b)    The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other applicable Law in connection with the Transactions.
6.7    Actions. The Company shall (i) notify Purchaser in writing promptly after learning of any Action initiated by or against it, or known by the Company to be threatened against the Company, or any of its directors, officers or employees or current or former Company Shareholders in their capacity as such (a “New Litigation Claim”), (ii) notify Purchaser of ongoing material developments in any New Litigation Claim or any litigation claim pending against the Company as of the Agreement Date and (iii) consult in good faith with Purchaser regarding the conduct of the defense of any New Litigation Claim.
6.8    Access to Information.
(a)    During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, and subject to compliance with applicable Law, (i) the Company shall afford Purchaser and its Representatives reasonable access during business hours to (A) the Company’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company as Purchaser may reasonably request, provided that (I) such access does not unreasonably interfere with the normal operations of the Company, (II) all requests for access shall be directed to the Company’s Chief Executive Officer or General Counsel or such other Person as the Company may designate in writing from time to time, and (III) nothing herein shall require the Company to provide access to, or to disclose any information to, Purchaser or any of its representatives if such access or disclosure, in the good faith reasonable belief of the Company, (x) would waive any legal privilege or (y) would be in violation of applicable Law or regulations of any Governmental Entity or the provisions of any agreement to which the Company is a party as of the Agreement Date; and (ii) the Company shall provide to Purchaser and its Representatives true, correct and complete copies of the Company’s (A) unaudited consolidated balance sheets, statements of operations and statements of cash flows as of and for the one-month period ended January 31, 2020, to be provided no later than 10 Business Days after the Agreement Date; (B) other internal financial statements promptly following the preparation of such financial statements, (C) Tax Returns, Tax elections and all other records and work papers relating to Taxes, (D) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party, and (E) receipts received for any Taxes paid to Tax Authorities.
(b)    Subject to compliance with applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as requested by Purchaser with one or more Representatives of Purchaser to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.
(c)    No information obtained by Purchaser during the pendency of the Transactions in any investigation pursuant to this Section 6.8 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.
6.9    Closing Spreadsheet. The Company shall prepare and deliver to Purchaser a spreadsheet (the “Closing Spreadsheet”) at least three Business Days prior to the Closing and reasonably satisfactory to Purchaser, which Closing Spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing:
(a)    the names of all the Company Security Holders and their respective addresses and, where available, email addresses;
(b)    the number and class of Company Capital Shares held by each of the Company Shareholders, including (i) the respective certificate numbers and stockholder name exactly as shown on such certificate, (ii) the date of acquisition of all shares of Company Capital Shares held by such Shareholder, (iii) with respect to any shares of Company Capital Shares issued on or after January 1, 2011 that are “covered securities” within the meaning of Treasury Regulations §1.6045-1(a)(15), the cost basis of such shares, and (iv) whether such Company Shareholder is a Dragged Shareholder;
(c)    the number of Company Capital Shares subject to, and the exercise price per share in effect for, each Vested Company Option and Company Warrant;
(d)    the number of Company Capital Shares subject to each Unvested Company Option and each Transition Employee DT Option;
(e)    for each Vested Company Option that was exercised, the Tax status of each such Company Option under Section 422 of the Code, the date of such exercise and the applicable exercise price;
(a)    whether any Taxes are required to be withheld from, or otherwise paid in respect of, any portion of the Total Acquisition Consideration payable to each Company Security Holder on account of the performance of services;
(b)    the calculation of Total Acquisition Consideration, the Aggregate Exercise Price Amount, Per Ordinary Share Consideration, Per Preferred Share Consideration, Closing Working Capital, the Total Outstanding Shares, the Total Outstanding Securities, the Aggregate DT Consideration and the percentage allocation in accordance with Section 1.3(e)(C) of the R&D Tax Credit Deferred Consideration to the Participating Sellers;
(c)    the Persons to whom Closing Indebtedness is owed and their respective payoff amounts and wire transfer instructions;
(d)    the Persons to whom Closing Third Party Expenses are owed and their respective payoff amounts and wire transfer instructions;
(e)    the amount of cash payable to each Company Security Holder in accordance with the terms of this Agreement in exchange for the Company Securities held by such Person, including, with respect to each Company Security Holder, such holder’s aggregate (1) Per Ordinary Share Consideration, and Per Preferred Share Consideration, (2) Vested Company Option Cash Out Amount (identified to be DT Consideration where applicable), (3) amount of Warrant Consideration, (4) amount contributed to the Escrow Amounts, (5) amount contributed to the Expense Fund, and (6) for any Company Security Holder that is a Company Employee Borrower, the Offset Amount;
(f)    with respect to each Participating Seller and Company Indemnitor, that Participating Seller’s or Company Indemnitor’s respective Pro Rata Portion;
(g)    a separate column which indicates whether each holder will be paid by Payment Agent or through Company’s payroll processing system; and
(h)    whether any Taxes are required to be withheld on repayment of Closing Indebtedness that is expected to be repaid on or around Closing, in respect of any premium, interest or other amount and the quantum of such Taxes.
6.10    Expenses. Whether or not the Acquisition is consummated, except as otherwise set forth herein, each of the Company, the Selling Shareholders and Purchaser shall bear its own, and its respective legal, auditors’, financial advisors’ and other representatives’ fees and other expenses incurred with respect to this Agreement and the Transactions.
6.11    Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Company shall terminate all Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including any Company Employee Plans intended to include a Section 401(k) arrangement (each a “Company 401(k) Plan”) (unless Purchaser provides written notice to the Company no later than five Business Days prior to the Closing Date that such 401(k) plans shall not be terminated). The Company shall provide Purchaser with evidence that such Company Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to reasonable review and approval by Purchaser. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Purchaser may reasonably require. In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Purchaser.
6.12    Corporate Matters. The Company shall retain at its registered office, and make available to Purchaser, all original minute books containing the records of all proceedings, consents, actions and meetings of the board of directors, committees of the boards of directors and the shareholders of the Company and the stock ledgers, journals and other records reflecting all stock issuances and transfers.
6.13    Tax Matters.
(a)    Cooperation. Each of Purchaser, the Shareholders’ Representative and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the preparation and filing of Tax Returns and any Action with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser, the Company, and the Shareholders’ Representative agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods plus 90 days, and to abide by all record retention agreements entered into with any Tax Authority. The Company shall use reasonable best efforts to cause each Company Security Holder to further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).
(b)    Pre-Closing Tax Returns. Purchaser shall prepare and timely file or cause to be prepared and timely filed (taking into account all extensions properly obtained) all Tax Returns of the Company first due after the Closing Date that include any Pre-Closing Tax Period (such Tax Returns, the “Purchaser Prepared Returns”). Purchaser shall prepare Purchaser Prepared Returns for any taxable period that ends on or before the Closing Date in a manner consistent with the past practice of the Company, to the extent consistent with applicable Law, and shall timely pay any Taxes shown thereon (subject to its indemnification rights pursuant to this Agreement). At least 20 calendar days prior to the due date for any Purchaser Prepared Return, taking into account any extension, Purchaser shall provide the Shareholders’ Representative with a draft copy of such Tax Return for review and comments; provided, that no delay or failure on the part of Purchaser in delivering any such Purchaser Prepared Return shall cause any Indemnified Party to forfeit any indemnification rights under Article VIII. Purchaser shall, in good faith, consider any reasonable changes to any Purchaser Prepared Return suggested by the Shareholders’ Representative that are received by the Purchaser at least 10 calendar days prior to the relevant due date for such Purchaser Prepared Return, taking into account any extension.
(c)    Transfer Taxes. Subject to the remainder of this Section 6.13(c) all transfer, sales, use, conveyance, real property transfer, recording, registration, documentary, filing and other similar non-income Taxes and administrative fees (including notary fees) arising in connection with this Agreement or the consummation of the Transactions (“Transfer Taxes”) shall be borne fifty percent (50%) by the Company Security Holders and fifty percent (50%) by Purchaser; provided that any stamp duty payable in respect of the Transactions shall be borne solely by Purchaser. If the Agreement is terminated on or after the Agreement Date and prior to Closing: (A) by the Purchaser in accordance with Section 7.1(c) the Company Security Holders shall bear the full cost of any Transfer Taxes that have arisen in connection with entering into the Agreement; or (B) by the Company in accordance with Section 7.1(d), the Purchaser shall bear the full cost of any Transfer Taxes that have arisen in connection with entering into the Agreement. The party responsible by applicable law for filing any Tax Return relating to Transfer Taxes shall be responsible for filing such Tax Return and the other party shall cooperate with the filing party in the filing of any such Tax Returns with respect to Transfer Taxes, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Return, and the parties shall indemnify each other for their share of any Transfer Taxes to ensure such Transfer Taxes are borne as specified in accordance with this Section 6.13(c).
(d)    Tax Elections. Purchaser shall not make any election with respect to the Acquisition under Section 338(g) of the Code or any corresponding or similar provision of state, local or non-U.S. Tax law.
6.14    Parachute Payment Waivers. The Company shall obtain and deliver to Purchaser prior to the initiation of the requisite shareholder approval procedure under Section 6.15, a Parachute Payment Waiver from each Person who the Company reasonably believes could be, with respect to the Company and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite shareholder approval procedure under Section 6.15, and who might otherwise have, receive or have the right or entitlement to receive a Section 280G Payment (as defined below) to the extent the value thereof exceeds three times such Person’s “base amount” determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the Section 280G Approval (as defined below) is obtained pursuant to Section 6.15.
6.15    280G Stockholder Solicitation. At least three Business Days prior to the Closing Date, the Company shall submit to the Company Shareholders, for approval by such Company Shareholders holding the number of shares of stock required by the terms of Section 280G(b)(5)(B) of the Code, a written consent in favor of a proposal to render the parachute payment provisions of Section 280G of the Code and the regulations thereunder inapplicable to all Section 280G Payments. “Section 280G Payments” means any payments and/or benefits provided pursuant to Company Employee Plans or other plans, programs, arrangements or Contracts that might reasonably be expected to result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that causes the payments and/or benefits to not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code. Such shareholder approval and consent materials shall be subject to prior reasonable review by Purchaser. Any such shareholder approval shall be sought by the Company in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. Prior to the Closing, the Company shall deliver to Purchaser written notification and documentation satisfactory to Purchaser that (i) a vote of the holders of Company Capital Shares was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite shareholder approval was obtained with respect to any payments and/or benefits that were subject to the shareholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Shares pursuant to this Section 6.15.
6.16    Director and Officer Indemnification.
(a)    Prior to the Closing, the Company shall purchase, at the Company Shareholders’ expense, an extended reporting period endorsement (the “Company D&O Tail Policy”) under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers on terms reasonably acceptable to Purchaser that shall provide such directors and officers with coverage for six years following the Closing Date and that provides at least the same coverage in scope and amount as the existing coverage and have other terms not materially less favorable in the aggregate to the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company. The cost of any Company D&O Tail Policy shall be considered a Third Party Expense for purposes of this Agreement. At or prior to the Closing, the Company shall use reasonable efforts to provide a copy of the Company D&O Tail Policy to Purchaser and shall provide written confirmation (provided that such written confirmation may be in the form an e-mail) from the insurance provider that the Company D&O Tail Policy will be bound at Closing.
(b)    From and after the Closing Date, and until the sixth anniversary of the Closing Date, Purchaser shall cause the Company to fulfill and honor in all respects the obligations of the Company to Persons who on or prior to the Closing Date are or were directors and/or officers of the Company (the “Company Indemnified Parties”) pursuant to any indemnification provisions under the Charter Documents and pursuant to any indemnification agreements between the Company and such Company Indemnified Parties that are listed on Schedule 6.16(a) of the Disclosure Letter; provided, however, that (i) the foregoing obligations shall be subject to any limitation imposed by applicable Laws, and (ii) no Company Indemnified Party shall have any right of contribution, indemnification or right of advancement from Purchaser, Company, or their respective successors with respect to any Losses claimed by any of the Indemnified Parties against such Company Indemnified Party in his or her capacity as a Company Indemnitor pursuant to this Agreement.
(c)    If the Company (or any of its successors or assigns) (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers all or substantially all of its properties and assets to any other Person (including by dissolution, liquidation, assignment for the benefit of creditors or similar action), then, and in each such case, Purchaser will use commercially reasonable efforts, which for the avoidance of doubt shall not include any cost or expense, to cause proper provision to be made so that such other Person fully assumes the obligations set forth in this Section 6.16.
(d)    The provisions of this Section 6.16 shall survive the Closing. This Section 6.16 shall be for the irrevocable benefit of, and shall be enforceable by, each of the Company Indemnified Parties and his or her respective heirs, executors, administrators, estates, successors and assigns, and each such Person shall be an express intended third-party beneficiary of this Agreement for such purposes.
6.17    Employee Matters.
(a)    For the period of 12 months from the Closing Date, and in each case to the extent required by applicable Law, Purchaser shall provide or shall cause to be provided to (i) each Continuing Employee and Key Employee located outside the United States an annual base salary (or wage level, as applicable) no less favorable than that provided by the Company as of the Agreement Date and (ii) to each Continuing Employee and Key Employee an annual base salary (or wage level, as applicable) and annual cash incentive opportunity that, in the aggregate, are at least as favorable as those provided by the Company as of the Agreement Date.
(b)    For the period of 12 months from the Closing Date, Purchaser agrees to use reasonable efforts to ensure that all Continuing Employees shall either (i) be eligible to continue to participate in the Company’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Closing Date) or (ii) if Purchaser or the Company terminates any such Company health or welfare benefit plan, be eligible to participate in Purchaser’s or the Company’s or a subsidiary’s health and welfare benefit plans, to the same extent as similarly-situated employees of Purchaser. If Purchaser or the Company terminates any Company health or welfare plan, Purchaser shall, or shall cause the Company to, provide COBRA continuation benefits to the extent required by applicable Law to each individual who participates in any such plan as of immediately prior to the Closing who does not become eligible to participate in Purchaser’s or the Company’s or a subsidiary’s health and welfare benefit plans (whether or not such participant is a Continuing Employee). To the extent that service is relevant for eligibility to participate in, but not for purpose of benefit accrual under, any health or welfare benefit plan of Purchaser and/or the Company, then Purchaser shall use its commercially reasonable efforts to waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar Company Employee Plan in which such employees participated prior to the Closing Date. All Continuing Employees shall be given credit for all service with the Company or the Subsidiary (including with a predecessor) performed at any time prior to the Closing Date for purposes of eligibility to participate (but not vesting or benefits accrual) under all employee benefit plans, programs, policies and arrangements and employment policies maintained by Purchaser in which they become participants to the extent such service was taken into account under the analogous Company Employee Plan immediately prior to the Closing Date; provided, that no such prior service shall be taken into account to the extent it would result in the duplication of benefits to any Continuing Employee or in violation of ERISA. Purchaser agrees to honor and maintain the Company Employee Plan adopted by the Company pursuant to Schedule 5.2(f) of the Disclosure Letter in accordance with its terms.
(c)    The provisions of this Section 6.17 are solely for the benefit of the parties to this Agreement, and no provision of this Section 6.17 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof. Nothing in this Section 6.17 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Purchaser, the Company or any other Affiliate of the Company and the employment of each Continuing Employee who is based within the United States shall be “at will” employment. Nothing in this Agreement shall be deemed to limit the right of Purchaser to change or modify the terms and conditions of employment for any Continuing Employee, or to amend or terminate any employee benefit plan of Purchaser at any time.
(d)    Prior to the Closing, Purchaser shall enter into a transition agreement with each Transition Employee which, except as Purchaser and each such Transition Employee may mutually agree, shall include the terms set forth on Schedule F (each, a “Transition Agreement”). Purchaser shall deliver to each such Transition Employee a draft of his or her Transition Agreement within 15 Business Days after the Agreement Date.
(e)    Prior to the Closing, the Company shall use commercially reasonable efforts to obtain and deliver to Purchaser executed settlement agreements in a form agreed between the Company and the Purchaser from each Non-Continuing Employee who is not a Transition Employee (it being understood that obtaining such settlement agreements shall not be a condition to Closing).
6.18    Performance Stock Units and Restricted Stock Units. Promptly and in any event no later than the earlier of (i) 45 days following the Closing and (ii) the 3-month anniversary of the Determination Date (as defined below), Purchaser shall grant performance-vested restricted stock units covering Parent Common Stock (each a “PSU Award”) and restricted stock units covering Parent Common Stock (each a “RSU Award”) with an aggregate grant date value of $22,000,000 (measured in reference to the Parent Stock Price) (together the “RSU Incentive Pool” and the “PSU Incentive Pool”) to certain Continuing Employees in accordance with allocations mutually determined in writing by Purchaser and the Company prior to the Closing (the date on which such mutual determination is made, the “Determination Date”); provided that, in respect of any proposed recipient of an RSU Award or a PSU Award who is subject to PAYE in the UK, such allocation shall fall within the provisions of section 554J of Part 7A to the Income Tax (Earnings and Pensions) Act 2003. The PSU Awards and the RSU Awards will be granted under Purchaser’s 2018 Equity Incentive Plan and pursuant to Purchaser’s standard form of restricted stock unit award agreement; provided that the PSUs Awards shall in all cases have a vesting date which is less than 10 years from the date of grant. If an individual to receive PSU Awards and/ or RSU Awards pursuant to the mutually agreed upon allocations described in the foregoing sentence does not become a Continuing Employee, or becomes a Continuing Employee and subsequently terminates employment with Purchaser or the applicable subsidiary of Purchaser, the portion of the PSU Incentive Pool and/ or RSU Incentive Pool allocated to such individual will be forfeited (other than to the extent set forth in a Key Employee Offer Letter)and Purchaser shall have no obligation to reallocate such amount to any other Continuing Employee.
6.19    R&W Policy. Purchaser shall use its reasonable best efforts to obtain and bind the R&W Policy at the Closing, and the Company shall use its reasonable best efforts to cooperate with Purchaser in connection with such efforts.
6.20    Confirmatory Deed of Assignments of Intellectual Property: The Company shall use reasonable best efforts to obtain and deliver to Purchaser on the Closing Date, in forms agreed between the Purchaser and the Company (but which may be based, for purposes of employees resident in the United States, on the Company’s standard form agreement): (i) an amendment to Company’s Employee Invention Assignment, Confidentiality and Non-Competition Agreement with Simon Deng, specifying the Excluded Inventions claimed by Deng thereunder; and (ii) executed invention assignment agreements between Company and Tim Seth.
ARTICLE VII
TERMINATION
7.1    Termination. Except as provided in Section 7.2, this Agreement may be terminated and the Acquisition abandoned at any time prior to the Closing only:
(a)    by mutual agreement of the Company and Purchaser;
(b)    by Purchaser or the Company if the Closing Date shall not have occurred by August 25, 2020 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Acquisition to occur on or before such date and such action or failure to act constitutes breach of this Agreement;
(c)    by Purchaser if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Warrantor contained in this Agreement such that the conditions set forth in Sections 2.2(b)(i) and 2.2(b)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within 30 calendar days after written notice thereof to the Company; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Sections 2.2(a) and 2.2(b) for the benefit of Purchaser are incapable of being satisfied on or before the End Date; or
(d)    by the Company or the Shareholders’ Representative if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Purchaser contained in this Agreement such that the conditions set forth in Sections 2.2(c)(i) and 2.2(c)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within 30 calendar days after written notice thereof to Purchaser; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Sections 2.2(a) and 2.2(c) for the benefit of the Company are incapable of being satisfied on or before the End Date.
7.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser or the Company, or their respective officers, directors or stockholders, if applicable; provided, however, that each party hereto and each Person shall remain liable for any willful and intentional breaches of this Agreement, the Related Agreements or in any certificate or other instruments delivered pursuant to this Agreement prior to its termination; and provided further, however, that, the provisions of Sections 6.4 (Confidentiality; Public Disclosure), 6.10 (Expenses), 6.13(c) (Transfer Taxes), Article X (General Provisions) and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VII.
ARTICLE VIII
POST-CLOSING INDEMNIFICATION
8.1    Survival of Representations and Warranties and Other Indemnity Matters.
(a)    Company Representations and Warranties. The representations and warranties of the Company set forth in this Agreement or in the Officer’s Certificate shall survive until 11:59 p.m. (Pacific time) on the date that is 18 months following the Closing Date; provided, however, that in the event of fraud with respect to a representation or warranty, such representation or warranty shall survive indefinitely; provided, further, that (i) the Fundamental Representations and Joinder Representations shall survive the Closing and continue in full force and effect until the expiration of the statute of limitations applicable to the subject matter of such representations or warranties and not general breach of contracts claims, and (ii) the Tax Representations shall survive the Closing and shall continue in full force and effect until the date that is seven years following the Closing Date. The date on which a representation or warranty expires is referred to as the “Expiration Date,” and no new claim, except for fraud (as provided above), for a breach of any representation or warranty contained in this Agreement may be made after such date. For the avoidance of doubt, it is the intention of the parties hereto that the foregoing respective survival periods and termination dates supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties under applicable Law. The expiration of any representation and warranty of the Company shall not affect any indemnification claim for breaches of representations or warranties of the Company with respect to the matters set forth in a corresponding written Indemnification Claim Notice if a written Indemnification Claim Notice with respect to such indemnification claim is delivered in accordance with Section 8.4 below prior to the Expiration Date of such representation and warranty.
(b)    Purchaser Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall terminate at the Closing Date.
(c)    Covenants. The covenants or agreements contained in this Agreement (i) that contemplate performance on or before the Closing will continue in full force and effect after the Closing until 11:59 p.m. (Pacific time) on the date that is 18 months following the Closing Date and (ii) that contemplate performance after the Closing will continue in full force and effect after the Closing in accordance with their terms until fully performed (the applicable date of expiration of any covenant in this Agreement being a “Covenant Termination Date”). No new claim for a breach of any covenant contained in this Agreement may be made after the expiration of the Covenant Termination Date of such covenant.
(d)    Survival of Special Indemnities. Except for fraud, no claim for or related to the Closing Working Capital, Closing Working Capital Adjustment, Closing Cash or, to the extent already resolved in connection with the process set forth in Section 1.3, Closing Indebtedness or Closing Third Party Expenses pursuant to clause (v) of Section 8.2(a) may be made after the resolution of the matters as set forth in Section 1.3. No claim pursuant to clauses (iv) or (ix) of Section 8.2(a) may be made after the expiration of the applicable statute of limitations with respect to such matters. No claim pursuant to clause (viii) of Section 8.2(a) may be made after 30 calendar days after the expiration of the statute of limitations applicable to the subject matter of such matters and not general breach of contract claims (including, for the avoidance of doubt, the statute of limitations applicable to a Tax Authority in respect of any enquiry, assessment, audit or other Action in respect of a Pre-Closing Tax Period). No claim pursuant to clause (x) of Section 8.2(a) may be made after the date that is seven years following the Closing Date. The expiration of any claim period set forth in this Section 8.1(d) shall not affect any indemnification claim with respect to the matters set forth in a corresponding written Indemnification Claim Notice if a written Indemnification Claim Notice with respect to such indemnification claim is delivered in accordance with Section 8.3(h) below prior to any such expiration date.
8.2    Indemnification.
(a)    From and after and by virtue of the Acquisition, the Company Indemnitors shall severally, and not jointly, in accordance with each Company Indemnitor’s Indemnity Pro Rata Portion, indemnify and hold harmless Purchaser from and against, and covenant to pay Purchaser an amount equal to, all Losses paid, incurred, suffered or sustained by the Purchaser and its directors, officers, employees, Affiliates, agents and other representatives (the “Indemnified Parties”), or any of them (regardless of whether or not such Losses relate to any third party claims), resulting from or arising out of any of the following:
(i)    any breach of or inaccuracy in, or failure to be true, as of the Agreement Date or as of the Closing Date as if made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct on and as of such specified date or dates), a representation or warranty of the Company (other than the Fundamental Representations, the Joinder Representations or Tax Representations) contained in this Agreement or the Related Agreements;
(ii)    any breach of or inaccuracy in, or failure to be true, as of the Agreement Date or as of the Closing Date as if made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct on and as of such specified date or dates), any Fundamental Representation, Joinder Representations or Tax Representation;
(iii)    any failure by the Company to perform or comply with any of its covenants or agreements set forth in this Agreement or the Related Agreements;
(iv)    regardless of the disclosure of any matter set forth in the Disclosure Letter, (A) any inaccuracy in any information, or breach of any representation or warranty, set forth in the Closing Spreadsheet or (B) any claim by or on behalf of any Person that such Person is entitled to receive, in respect of such Company Securities, any amounts in excess of the amounts indicated on the Closing Spreadsheet in connection with the Transaction;
(v)    regardless of the disclosure of any matter set forth in the Disclosure Letter, any Closing Third Party Expenses or Closing Indebtedness, in each case, to the extent not included in the calculation of Total Acquisition Consideration;
(vi)    any Post-Closing Deficit owed pursuant to Section 1.3(e);
(vii)    any fraud on the part of the Company or any of its Representatives in connection with this Agreement or the Related Agreements;
(viii)    regardless of the disclosure of any matter set forth in the Disclosure Letter, any Pre-Closing Taxes (including, for the avoidance of doubt, any such Losses which result from or arise in connection with or in consequence of any Tax Claim or Tax Demand in respect of such Pre-Closing Taxes) but excluding any Losses which are attributable to Taxes which were included in the Post-Closing Statement and actually reduced the Total Acquisition Consideration;
(ix)    any claim by any current of former Company Shareholder or purported Company Shareholder seeking the recovery of damages or other monetary relief in connection with the Acquisition; and
(x)    regardless of the disclosure of any matter set forth in the Disclosure Letter, the Specified Matters.
(b)    Notwithstanding anything herein to the contrary, for purposes of Sections 8.2(a)(i) and 8.2(a)(ii), the amount (but, for the avoidance of doubt, not the existence of a breach, inaccuracy or failure to be true of a representation or warranty) of indemnifiable Losses shall be determined without regard to any qualification based on materiality, Company Material Adverse Effect or similar qualifier contained in such representation or warranty; provided, however, that, in no event shall (A) “Material Contract” be read to mean “Contract” or (B) the term “Company Material Adverse Effect” be read out of Section 3.6(f)(ii). The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, compensation or reimbursement, payment of Losses, or any other remedy based on any such representation, warranty, covenant or agreement. Other than with respect to any claim for fraud, no Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation or reimbursement under this Article VIII. Nothing in this Agreement shall limit the right of Purchaser or any other Indemnified Party to pursue remedies under any Related Agreement (other than certificates) against the parties thereto.
(c)    This Article VIII and Section 1.3 shall be the sole and exclusive remedies of the Indemnified Parties (as defined below) from and after the Closing Date for recovery of Losses from a Company Indemnitor pursuant to or in connection with this Agreement and the Transactions; provided, however, that (i) this Section 8.2(c) shall not be deemed a waiver by any party of any right to specific performance or injunctive relief and (ii) nothing in this Agreement shall limit the liability of a Company Indemnitor (and this Article VIII shall not be the sole and exclusive remedy for such Indemnified Party) in connection with a claim based on fraud in respect of this Agreement or the Transactions committed by such Company Indemnitor.
8.3    Limitations on Indemnification.
(a)    The Indemnified Parties, as a group, may not recover any Losses pursuant to an indemnification claim under Section 8.2(a)(i) unless and until the Indemnified Parties, as a group, shall have paid, incurred, suffered or sustained at least $1,500,000 in Losses in the aggregate (the “Deductible Amount”), in which case the Indemnified Parties shall be entitled to recover only those Losses in excess of the Deductible Amount that are paid, incurred, suffered or sustained by the Indemnified Parties as a group.
(b)    Subject to Section 8.3(e), (i) the Company Indemnitors’ indemnity obligations for Losses under Sections 8.2(a)(i), (iii)-(vi) and (ix) will be limited, in the aggregate, to an amount equal to the Escrow Amount, plus any interest earned thereon, less any amounts previously paid out of the Indemnity Escrow Fund to satisfy the Losses claimed under Sections 8.2(a)(i), (iii)-(vi) and (ix) (and for a particular Company Indemnitor, to its Indemnity Pro Rata Portion thereof) (the “Cap”). For the avoidance of doubt, the Cap shall apply even after the expiration of the Escrow Period.
(c)    Subject to the limitations set forth in this Section 8.3, the Indemnified Parties’ sole and exclusive sources of recovery for indemnification claims under Section 8.2(a)(i) shall be recourse against (i) first, the R&W Policy (if obtained), it being agreed that, if the subject matter of such indemnification claim is expressly excluded from coverage pursuant to and as set forth in the R&W Policy, or is a Specified Matter, the Indemnified Parties shall have no obligation to first look to the R&W Policy for recovery of Losses and (ii) second, if and only to the extent the Indemnified Parties are unable to recover all or any portion of such Losses from and against the R&W Policy or the R&W Policy is not obtained, the cash held in the Indemnity Escrow Fund.
(d)    Subject to the limitations set forth in this Section 8.3, the Indemnified Parties shall be permitted to recover Losses directly from the Company Indemnitors for indemnification claims pursuant to Sections 8.2(a)(ii) through 8.2(a)(x), but only if and to the extent that such claim has not been satisfied: (i) first, from the R&W Policy (if obtained), it being agreed that, if the subject matter of such indemnification claim is expressly excluded from coverage pursuant to and as set forth in the R&W Policy or is a Specified Matter, the Indemnified Parties shall have no obligation to first look to the R&W Policy for recovery of Losses; (ii) second, if and only to the extent the Indemnified Parties are unable to recover all or any portion of such Losses from and against the R&W Policy or the R&W policy is not obtained, from the Indemnity Escrow Fund; provided, however, for any Losses arising pursuant to a breach of a Joinder Representation by a Company Indemnitor pursuant to Section 8.2(a)(ii), the Indemnified Parties may recover from the Indemnity Escrow Fund solely up to such Company Indemnitor’s Indemnity Pro Rata Portion of the Indemnity Escrow Fund and (iii) third, if and only to the extent the Indemnity Escrow Fund is exhausted, directly from the Company Indemnitors; provided, however, for any Losses arising pursuant to a breach of a Joinder Representation by a Company Indemnitor pursuant to Section 8.2(a)(ii), the Indemnified Parties may recover may recover Losses under this clause (iii) solely from such Company Indemnitor. In no event shall the liability of any Company Indemnitor for any indemnification claim under Section 8.2(a) exceed the portion of the Acquisition Consideration actually received by such Company Indemnitor (including any funds from the Indemnity Escrow Fund), unless such indemnity claim is being made in respect of fraud in respect of this Agreement and the Transactions and such Company Indemnitor committed such fraud (in which event there shall be no limitation on the liability of such Company Indemnitor hereunder or under applicable Law except to the extent imposed under applicable Law). For the avoidance of doubt, but without limiting the right of the Indemnified Parties to recover Losses from the Indemnity Escrow Fund pursuant to clause (ii) of the first sentence of this paragraph, a Company Indemnitor shall have no indemnity obligations for a breach of a Joinder Representation by any other Company Indemnitor.
(e)    Any amount of Losses will be calculated: (i) without regard to any punitive, exemplary, special, incidental, or consequential damages unless (x) any such punitive, exemplary, special, incidental, or consequential damages are actually awarded by a court to a third party (provided that all such anticipated Losses may be preliminarily included by an Indemnified Party in an Indemnification Claim Notice), and (y) in the case of special, incidental or consequential damages only, any such special or consequential damages would have been reasonably foreseeable; (ii) such that costs and expenses incurred in investigating, defending or resolving any applicable claim under this Article VIII shall constitute Losses if and solely to the extent that such underlying claim is indemnifiable hereunder; (iii) with respect to Losses incurred in respect of any representation in Section 3.7, only to the extent such Losses were not included in the Post-Closing Statement; and (iv) in a manner that takes into account Purchaser’s Proportion, such that the Company Indemnitors shall not be required to indemnify an Indemnified Party in respect of any Loss for which Purchaser would otherwise have been responsible hereunder if it were a Company Indemnitor on the basis of the Purchaser’s Proportion.
(f)    The amount of any Losses that are subject to indemnification under this Article VIII shall be calculated net of the amount of any insurance proceeds, indemnification payments or reimbursements actually received by the Indemnified Parties from third parties (other than the Company Indemnitors) in respect of such Losses (net of any costs or expenses incurred in obtaining such insurance (other than the R&W Policy), indemnification or reimbursement, including any increases in insurance premiums or retro-premium adjustments resulting from such recovery). In the event that an insurance recovery is received by any Indemnified Party with respect to any Losses for which any such Person has been indemnified and which Losses such Person had received from the Company Indemnitors hereunder, then a refund equal to the lesser of the amount received from the Company Indemnitors in respect of such Losses and the aggregate amount of the recovery (except in the case of the R&W Policy, net of costs and expenses incurred in recovering such amounts, Taxes payable by any Indemnified Party in respect of such amounts, and any resulting insurance premiums with respect to insurance policies) payable in respect of (i) Employee Company Options shall be paid to the Company for further payment to such holders of Employee Company Options through the Company’s payroll processing system net of applicable Tax withholding and deductions (including, to the extent permitted by applicable Law, secondary class 1 (employer’s) National Insurance contributions and any equivalent Tax in any other jurisdiction) and (ii) Non-Employee Company Options, Company Capital Shares and Company Warrants shall be made to the Payment Agent for distribution to the applicable Company Indemnitors, in each case, in accordance with each such Company Indemnitor’s respective Indemnity Pro Rata Portion. Nothing in this Agreement shall require Purchaser or any Indemnified Party to seek recovery of Losses under an insurance policy, except with respect to the R&W Policy (if obtained) as set forth in this Section 8.3.
(g)    Any Losses for indemnification under this Agreement shall be determined without duplication of recovery due to the facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement, or being indemnifiable pursuant to more than one clause of Section 8.2(a).
(h)    Notwithstanding any other provision of this Agreement, the Company Indemnitors shall not be liable for a Tax Liability of the Company or its Subsidiaries in respect of a Tax Claim (other than a Tax Liability within limbs (ix), (x)or (xi) of the definition of Pre-Closing Taxes) to the extent that:
(i)    it results from any Tax election made with respect to the Acquisition or made by the Purchaser after the Closing Date with respect to a Pre-Closing Tax Period;
(ii)    it results directly from a voluntary act of the Company or the Subsidiary after Closing outside the ordinary course of the business of the Company or the Subsidiary, as the case may be, as carried on immediately prior to Closing and which act the Company or the Subsidiary (as applicable) was aware, or ought reasonably have been aware, would give rise to such Tax Liability save where such act is:
(A)    pursuant to a legally binding obligation of the Company or the Subsidiary entered into prior to Closing;
(B)    in fulfilment of a legally binding obligation contemplated by this Agreement;
(C)    at the written request of any of the Company Indemnitors;
(D)    pursuant to an obligation imposed on the Company, the Subsidiary or any member of the Purchaser’s Tax Group by any law, regulation or directive or the published practice of any Tax Authority; or
(E)    necessary to comply with any decision of any court or tribunal;
provided that, for the avoidance of doubt, any voluntary disclosure to or filing or other communication with any Tax Authority shall not be a transaction or voluntary act to which this Section 8.3(h)(ii) applies where such disclosure or filing (1) is required by applicable Law or published Tax Authority guidance or (2) in the reasonable opinion of the Purchaser after having taken advice from an external tax advisor, is necessary in order to prevent the imposition of penalties on the Company (or reduce an amount of penalties imposed);
(iii)    it arises or is increased as a result of any change in the date to which the Company or any Subsidiary makes up its accounts, or any change in the bases, methods or policies of accounting of the Company or any Subsidiary in each case where the change was made on or after Closing, other than to comply with generally accepted accounting practice at or prior to the Closing Date;
(iv)    it arises or is increased by reason of any change in Tax legislation (including the imposition of Tax) or of an increase in the rates of Tax as a consequence of any change in law, regulation, published interpretation or published practice of a Tax Authority or the withdrawal of any previously published interpretation, practice or concession of a Tax Authority, in each case announced and implemented after Closing with retrospective effect, and other than a change introduced to target Tax avoidance;
(v)    the Purchaser has been compensated for the Tax Liability in question at no Loss to the Company, the Subsidiaries or any member of the Purchaser’s Tax Group;
(vi)    it would not have arisen but for a failure or omission of the Company or any Subsidiary to make any proper claim, election, surrender or disclaimer or to give any notice or consent or do any other thing after Closing the making, giving or doing of which was taken into account in computing the provision for Tax in the Post-Closing Statement and the details of which the Purchaser was aware or ought reasonably to have been aware;
(vii)    any Relief (other than a Purchaser’s Relief) is available to the Company or any Subsidiary to set against or otherwise mitigate the Tax Liability;
(viii)     it would not have arisen but for the cessation of trade or the winding up of the Company or any Subsidiary, or a major change in the nature or conduct of the trade of the Company or any Subsidiary, which, in any such case, occurs after Closing;
(ix)    it is a liability to interest or penalties: (A) arising as a result of the failure to duly prepare and timely submit the Purchaser Prepared Returns after Closing, unless, in the case of a failure to submit on a proper basis, such failure arises as a result of any default by the Selling Shareholders, the Company or any Subsidiary prior to Closing, or a failure of the Shareholders’ Representative to comply with its obligations under Section 6.13(a); or (B) which would not have arisen but for the failure by the Company or any Subsidiary to make payment to the relevant Tax Authority of an amount of Tax equal to the payment made by the Company Indemnitors in respect of such Tax under this Agreement by the due date for payment where the payment from the Company Indemnity was received by the Purchaser at least five Business Days prior to the due date for payment of such Tax.
8.4    Indemnification Claim Procedures.
(a)    Subject to the limitations set forth in Section 8.1, if an Indemnified Party wishes to make an indemnification claim under this Article VIII, including for a Third Party Claim (as defined below) such Indemnified Party shall deliver a written notice (an “Indemnification Claim Notice”) to the Shareholders’ Representative (with a copy to the Escrow Agent, if the Escrow Period has not expired) (or in the event an Indemnified Party elects to pursue such indemnification claim directly against an Company Indemnitor, to such Company Indemnitor directly) (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses, and (ii) describing (A) the amount of claimed Losses in reasonable detail (to the extent known and reasonably quantifiable by Purchaser), and (B) the basis for such anticipated liability, and, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related. Purchaser may update an Indemnification Claim Notice from time to time to reflect any change in circumstances following the date thereof.
(b)    If the Shareholders’ Representative on behalf of the Company Indemnitors (or the Company Indemnitor in the event that indemnification is being sought hereunder directly from such Company Indemnitor) shall not object in writing within the thirty day period after receipt of an Indemnification Claim Notice by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the applicable indemnification claim (an “Indemnification Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Shareholders’ Representative on behalf of the Company Indemnitors (or the applicable Company Indemnitor) that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice. In such event, Purchaser and the Shareholders’ Representative shall promptly (but in any event within three Business Days of the resolution of such Indemnification Claim Notice) deliver a joint instruction to the Escrow Agent instructing the Escrow Agent to immediately release to Purchaser from the Indemnity Escrow Fund cash with an aggregate value equal to the Losses set forth in such Indemnification Claim Notice.
(c)    In the event that the Shareholders’ Representative shall timely deliver an Indemnification Claim Objection Notice in accordance with Section 8.4(b), (or in the event that indemnification is being sought hereunder directly from an Company Indemnitor, if such Company Indemnitor shall object to any claim or claims made in any Indemnification Claim Notice to recover claims directly from such Company Indemnitor within thirty days after delivery of such Indemnification Claim Notice), the Shareholders’ Representative (or such objecting Company Indemnitor) and Purchaser shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Shareholders’ Representative (or such objecting Company Indemnitor) and Purchaser should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of an indemnification claim to be recovered from the Indemnity Escrow Fund, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to conclusively rely on any such memorandum and make distributions from the Indemnity Escrow Fund in accordance with the terms thereof. In such event, the Escrow Agent shall promptly release to Purchaser from the Indemnity Escrow Fund cash with an aggregate value equal to the Losses set forth in such Indemnification Claim Notice. Should the amount held in the Indemnity Escrow Fund, if any, be insufficient to satisfy in whole the amount to be paid to an Indemnified Party in accordance with such memorandum, then, subject to the limitations set forth in this Article VIII, each Company Indemnitor shall, within 20 Business Days following the date of such memorandum, pay to the Indemnified Party, such Company Indemnitor’s Indemnity Pro Rata Portion of such shortfall in cash.
(d)    If no such agreement can be reached after good faith negotiation and prior to 30 calendar days after delivery of an Indemnification Claim Objection Notice, Purchaser or the Shareholders’ Representative (or the applicable Company Indemnitor) may pursue binding arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules with the venue of such arbitration being in San Francisco, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.
8.5    Third Party Claims. In the event that an Indemnified Party becomes aware of a third party claim (a “Third Party Claim”) which Indemnified Party reasonably believes may result in a claim for indemnification pursuant to this Article VIII, Purchaser shall promptly notify the Shareholders’ Representative of such claim with an Indemnification Claim Notice (a “Third Party Notice”), and shall provide a copy of such Third Party Notice to the Escrow Agent, if the Escrow Period has not expired and funds remain in the Indemnity Escrow Fund, and the Third Party Notice shall be accompanied by copies of any documentation submitted by the third party making such Third Party Claim, if any; provided, that no delay or failure on the part of Purchaser in delivering a Third Party Notice shall cause any Indemnified Party to forfeit any indemnification rights under this Article VIII except to the extent that the Company Indemnitors are actually and materially prejudiced by such delay or failure. Upon receipt of a Third Party Notice, the Shareholders’ Representative shall be entitled (on behalf of the Company Indemnitors and at their expense), or, in the event indemnification is being sought hereunder from fewer than all the Company Indemnitors, the applicable Company Indemnitors shall be entitled, at their expense, to participate in (but not to control, determine or conduct) the defense of such Third Party Claim. Purchaser shall have the right in its sole discretion to conduct the defense of, and to settle, any such claim and the Shareholders’ Representative (or, in the event indemnification is being sought hereunder from fewer than all the Company Indemnitors, such applicable Company Indemnitor) shall not be entitled to control any negotiation of settlement, adjustment or compromise with respect to any such Third Party Claim; provided, however, that except with the consent of the Shareholders’ Representative, no settlement of any such Third Party Claim with third party claimants shall be determinative of the existence or amount of Losses relating to such matter; provided further, however, that the consent of the Shareholders’ Representative with respect to any settlement of any such Third Party Claim shall be deemed to have been given unless the Shareholders’ Representative shall have objected within 20 days after a written request for such consent by Purchaser. In the event that the Shareholders’ Representative has consented to any such settlement, adjustment or compromise, the Company Indemnitors or the consenting Company Indemnitors, as applicable, shall have no power or authority to object under any provision of this Article VIII to the amount of such settlement, adjustment or compromise.
8.6    Overprovisions.
(a)    If any provision for Tax (excluding for the avoidance of doubt any provision for deferred tax) in the Post-Closing Statement proves to be an over provision, then an amount equal to such overprovision (“Relevant Amount”) shall be dealt with in accordance with Section 8.6(b), provided that no account shall be taken of any overprovision or understatement to the extent that it arises as a result of an Event including, for the avoidance of doubt, the utilization of a Purchaser’s Relief, or a voluntary act or omission of the Purchaser) or change of law or accounting practice occurring after Closing or otherwise to the extent that such amount reduces an amount claimed or claimable under the R&W Policy.
(b)    Where it is provided under Section 8.6(a) that a Relevant Amount is to be dealt with in accordance with this Section 8.6(b):
(i)    the Relevant Amount shall first be set off against any payment then due from the Company Indemnitors under this Agreement; and
(ii)    to the extent there is any excess after the application of Section 8.6(b)(i), such excess shall be carried forward and set off against any future payment or payments which become due from the Company Indemnitors under this Agreement.
(c)    The Company Indemnitors may at their own expense require the auditors for the time being of the Company to certify the existence and quantum of any Relevant Amount and, in the absence of manifest error, their decision shall be final and binding.
ARTICLE IX
SHAREHOLDERS’ REPRESENTATIVE
9.1    Appointment and Authority of Shareholders’ Representative.
(a)    By virtue of the execution and delivery of this Agreement or a Joinder Agreement, as applicable, each of the Participating Sellers shall be deemed to have agreed to appoint Fortis Advisors LLC as his, her or its exclusive agent and attorney-in-fact, as the Shareholders’ Representative under this Agreement, the Escrow Agreements and the Shareholders’ Representative Engagement Agreement for and on behalf of the Participating Sellers to give and receive notices and communications in respect of indemnification claims under this Agreement, any Related Agreement or any of the transactions and other matters contemplated hereby and thereby, to authorize payment to any Indemnified Party from the Working Capital Escrow Fund or Indemnity Escrow Fund in satisfaction of any indemnification claims hereunder by any Indemnified Party, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any such indemnification claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any such indemnification claim by any Indemnified Party hereunder against any Participating Seller or Company Indemnitor or by any such Participating Seller or Company Indemnitor against any Indemnified Party or any dispute between any such Indemnified Party and any such Participating Seller or Company Indemnitor, in each case relating to this Agreement or the Transactions, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Shareholders’ Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement, the Escrow Agreements and the Shareholders’ Representative Engagement Agreement. Notwithstanding the foregoing, the Shareholders’ Representative shall have no obligation to act on behalf of the Participating Sellers or Company Indemnitors, except as expressly provided herein, in the Escrow Agreements and in the Shareholders’ Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Shareholders’ Representative in any ancillary agreement, schedule, exhibit or the Disclosure Letter. The Shareholders’ Representative may resign at any time and such agency may be changed by the Participating Sellers from time to time upon not less than 30 days prior written notice to Purchaser; provided, however, that in no case shall the Shareholders’ Representative be a Key Employee or any other current or former Employee of Purchaser or its Affiliates, and provided further that the Shareholders’ Representative may not be removed unless holders of a majority in interest of the Indemnity Escrow Fund agree to such removal and to the identity of the substituted agent. The immunities and rights to indemnification shall survive the resignation or removal of the Shareholders’ Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreements. Notwithstanding the foregoing, a vacancy in the position of Shareholders’ Representative may be filled by the holders of a majority in interest of the Indemnity Escrow Fund. No bond shall be required of the Shareholders’ Representative. Notices or communications to or from the Shareholders’ Representative shall constitute notice to or from the Participating Sellers. For the avoidance of doubt, in no event may the Shareholders’ Representative take any action which would increase the liabilities or obligations of any Participating Sellers beyond what is contemplated by this Agreement or any Related Agreement, without the prior written consent of such Participating Sellers.
(b)    Exculpation and Indemnification of Company Shareholders’ Representative. Certain Participating Sellers and Company Indemnitors have entered into an engagement agreement (the “Shareholders’ Representative Engagement Agreement”) with the Shareholders’ Representative to provide direction to the Shareholders’ Representative in connection with its services under this Agreement, the Escrow Agreements and the Shareholders’ Representative Engagement Agreement (such Participating Sellers and Company Indemnitors, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Shareholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Shareholders’ Representative Group”), shall be liable for any act done or omitted hereunder, under the Escrow Agreements or under the Shareholders’ Representative Engagement Agreement as Shareholders’ Representative while acting in good faith and in the exercise of reasonable judgment. The Participating Sellers and Company Indemnitors on whose behalf the Escrow Amounts were contributed to the Escrow Funds shall jointly and severally indemnify and defend the Shareholders’ Representative Group and hold the Shareholders’ Representative Group harmless against any loss, liability, claim, damage, fee, cost, judgment, fine, amount paid in settlement or expense incurred without gross negligence or bad faith on the part of the Shareholders’ Representative and arising out of or in connection with the acceptance or administration of the Shareholders’ Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel or other skilled professionals retained by the Shareholders’ Representative and in connection with seeking recovery from insurers (collectively the “Shareholders’ Representative Expenses”). The Shareholders’ Representative shall have the right to recover Shareholders’ Representative Expenses first, from the Expense Cash, second, from the funds then remaining in the Indemnity Escrow Fund, if any, prior to any distribution to the Company Indemnitors, and prior to any such distribution, shall deliver to the Escrow Agent a certificate setting forth the Shareholders’ Representative Expenses actually incurred, and third, directly from the Participating Sellers and Company Indemnitors. A decision, act, consent or instruction of the Shareholders’ Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 10.3 or Section 10.4, shall constitute a decision of the Company Indemnitors and shall be final, conclusive and binding upon the Company Indemnitors and their successors as if expressly confirmed and ratified in writing by the Company Indemnitors, and all defenses which may be available to any Company Indemnitor to contest, negate or disaffirm the action of the Shareholders’ Representative taken in good faith under this Agreement, the Escrow Agreements or the Shareholders’ Representative Engagement Agreement are waived. The Escrow Agent and Purchaser may rely upon any such decision, act, consent or instruction of the Shareholders’ Representative as being the decision, act, consent or instruction of the Company Indemnitors. The Escrow Agent and Purchaser are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholders’ Representative.
(c)    Expense Cash.The Expense Cash shall be deposited with the Shareholders’ Representative, to constitute an expense fund (the “Expense Fund”) and to be governed by the provisions set forth herein. The Expense Cash shall be used (i) to reimburse the Shareholders’ Representative for any Shareholders’ Representative Expenses reasonably and actually incurred by the Shareholders’ Representative, or to satisfy any claims against the Working Capital Escrow or Company Indemnitors hereunder if the Shareholders’ Representative shall determine there are sufficient funds for such purpose, or (ii) as otherwise directed by the Advisory Group, and shall be released to the Participating Sellers and the Shareholders’ Representative, as the case may be, pursuant to the terms of this Section 9.1. As soon as reasonably determined by the Shareholders’ Representative that the Expense Cash is no longer required to be withheld, the Shareholders’ Representative shall deposit the remaining balance of the Expense Cash (if any) with the Payment Agent for further distribution to the Participating Sellers in proportion to their respective Working Capital Pro Rata Portions; provided, that, if there are any pending but unresolved indemnification claims of any Indemnified Parties, then all amounts shall remain in escrow and remain available for release to the Shareholders’ Representative until all indemnification claims have been finally resolved and the Shareholders’ Representative has been reimbursed in full for all Shareholders’ Representative Expenses reasonably and actually incurred and thereafter any remaining Expense Cash shall be released to the respective Participating Sellers (by the Company or the Payment Agent, as applicable) in proportion to their respective Working Capital Pro Rata Portions. In the event such Shareholders’ Representative Expenses exceed the remaining amount of Expense Cash, the Shareholders’ Representative shall be entitled to recover such expenses following the expiration of each Escrow Period from the Escrow Amounts otherwise distributable to or for the benefit of the Participating Sellers or Company Indemnitors, as applicable, only at the time of distribution of such amounts (and not distributed or distributable to an Indemnified Party or subject to a pending indemnification claim of an Indemnified Party) pursuant to the terms hereof and of the Escrow Agreement, or directly from the Participating Sellers and Company Indemnitors if the Escrow Amounts are insufficient to reimburse the Shareholders’ Representative for such Shareholders’ Representative Expenses, and such recovery will be made from the Participating Sellers or Company Indemnitors, applicable, according to their respective Pro Rata Portions. No provision of this Agreement or the Escrow Agreement shall require the Shareholders’ Representative to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges under this Agreement, the Escrow Agreements, the Shareholders’ Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Shareholders’ Representative shall not be required to take any action unless the Shareholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Shareholders’ Representative against the costs, expenses and liabilities which may be incurred by the Shareholders’ Representative in performing such actions. For clarity, no Indemnified Party shall have any liability with respect to the Expense Cash, including with respect to the distribution, investment, holding and disposition thereof.
(i)    The Shareholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Cash other than as a result of its gross negligence or willful misconduct. The Shareholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Cash, and has no tax reporting or income distribution obligations. The Participating Sellers will not receive any interest on the Expense Cash and assign to the Shareholders’ Representative any such interest. Subject to Advisory Group approval, the Shareholders’ Representative may contribute funds to the Expense Cash from any consideration otherwise distributable to the Participating Sellers.
(ii)    For income Tax purposes, the Expense Cash shall be treated as having been received and voluntarily set aside by the Participating Sellers on the Closing Date, and any Tax withholding required with respect to a Participating Seller’s deemed receipt of its Working Capital Pro Rata Portion of the Expense Cash on the Closing Date shall be satisfied from such Participating Seller’s share of Total Acquisition Consideration received at Closing pursuant to Section 2.3(b)(i).
(d)    The Shareholders’ Representative shall be entitled to the reasonable assistance of the Company’s former officers and employees for purposes of performing its duties and exercising its rights hereunder; provided, that, the Shareholders’ Representative shall treat confidentially and not use or disclose the terms of this Agreement or any nonpublic information from or about the Company to anyone (except to the Participating Sellers’ or the Shareholders’ Representative’s employees, attorneys, accountants, financial advisors or authorized representatives on a need to know basis, in each case who agree to treat such information confidentially); provided, however, that neither Purchaser nor the Company shall be obligated to provide such access or information if it determines, in its reasonable judgment, that doing so would jeopardize the protection of attorney-client privilege. The Shareholders’ Representative shall enter into a separate customary confidentiality agreement prior to being provided access to such information if requested by Purchaser.
(e)    The powers, immunities and rights to indemnification granted to the Shareholders’ Representative hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Participating Seller and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Participating Seller (so entitled) of the whole or any fraction of his, her or its interest in the Escrow Funds. The Shareholders’ Representative shall be entitled to: (i) rely upon the Closing Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Participating Seller or other party.
(f)    Each Participating Seller (so entitled), by acceptance of consideration under this Agreement and/or completion and execution of a Letter of Transmittal, acknowledges and accepts the terms and conditions set forth in that certain engagement letter dated as of the Agreement Date, by and among certain Participating Sellers (constituting in excess of a majority of the Company Capital Shares) named therein and the Shareholders’ Representative.
ARTICLE X
GENERAL PROVISIONS
10.1    Certain Interpretations.
(a)    When a reference is made in this Agreement to an Annex, Exhibit or Schedule, such reference shall be to an Annex, Schedule or Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.
(b)    The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
(c)    The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
(d)    Persons shall be treated as “connected” for the purposes of this Agreement if they are connected within the meaning of Section 993 and Section 994 ITA.
(e)    For the purposes of this Agreement, “profits” includes income, profits or gains of any description and from any source and profits earned, accrued or received on or before a certain date or in respect of a certain period includes profits treated as, or deemed to be, earned, accrued or received on or before that date or in respect of that period for Taxation purposes.
(f)    Any reference to an Event or the consequence of an Event occurring on or before Closing shall include any Event which is deemed to be the case or deemed to occur for Tax purposes or by reference to which Tax is calculated or imposed.
(g)    Any reference to any form of Tax, Relief, legislation, law or legal concept which exists in the United Kingdom or the U.S. includes a reference to any equivalent or substantially equivalent Tax, Relief, legislation, law or legal concept in any other relevant country or jurisdiction.
(h)    Any stamp duty which is charged or chargeable on any document (or in the case of a document which is outside the United Kingdom would be so charged or chargeable if the document were in the United Kingdom) and which it is necessary to incur or which is incurred in order to (1) establish or register the title of the Company to any asset, (2) prove to a Tax Authority any expenditure incurred by the Company, or (3) enable the Company or Purchaser to produce the relevant document in evidence in any civil proceedings or to use the document for any other official purpose, and any interest, penalty, charge, surcharge, fine or other similar imposition relating to such stamp duty shall be deemed to be a liability of the Company to make an actual payment of Tax, and the execution of the document or (in the case of a bearer instrument) the issue of the instrument shall be deemed to be the Event which gave rise to such liability. For the avoidance of doubt, this Section 10.1(h) shall not be construed to affect the Purchaser’s responsibility for stamp duty on the Share Purchase under Section 6.13(c).
(i)    Any reference to “fraud” means intentional fraud (i.e., with scienter) under Delaware law.
10.2    Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission (in each case with receipt verified by electronic confirmation), or (iii) one Business Day after being sent by courier or express delivery service, provided that in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address as such party shall have specified in a written notice given to the other parties hereto), provided that with respect to notices deliverable to the Shareholders’ Representative, such notices shall be delivered solely via email or facsimile:
(a)    if to Purchaser or the Company (following the Closing), to:

DocuSign, Inc.
221 Main Street, Suite 1000
San Francisco, CA 94105
Attention: Trâm Phi
Email: tram.phi@docusign.com
with a copy (which shall not constitute notice) to:

Cooley LLP
69 Old Broad Street
London, England EC2M 1QS
Attention: Michal Berkner
Email: mberkner@cooley.com

(b)    if to the Company (prior to the Closing), to:
Seal Software Group Limited
Ashcombe Court, Woolsack Way, Godalming, GU17 1LQ
Attention: Laurie Brasner
Email: laurie.brasner@seal-software.com
with a copy (which shall not constitute notice) to:

Fenwick & West LLP
902 Broadway Suite 14
New York, NY 10010
Attention: Matthew Rossiter and Ethan A. Skerry
Email: mrossiter@fenwick.com; eskerry@fenwick.com
(c)    if to the Shareholders’ Representative, to:

Fortis Advisors LLC
Attention: Notices Department (Project Ocean)
Email: notices@fortisrep.com
Facsimile No.: (858) 408-1843

10.3    Amendment. This Agreement may only be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought. For purposes of this Section 10.3, the Company Security Holders are deemed to have agreed that any amendment of this Agreement signed by the Shareholders’ Representative shall be binding upon and effective against the Company Security Holders whether or not they have signed such amendment.
10.4    Extension and Waiver. Purchaser, on the one hand, and the Company (prior to the Closing) and the Shareholders’ Representative (after the Closing), on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. For purposes of this Section 10.4, the Company Shareholders are deemed to have agreed that any extension or waiver signed by the Shareholders’ Representative shall be binding upon and effective against all Company Security Holders whether or not they have signed such extension or waiver.
10.5    Assignment. This Agreement shall not be assigned by operation of Law or otherwise, except that Purchaser may assign its rights and delegate its obligations hereunder to its Affiliates as long as Purchaser remains ultimately liable for all of Purchaser’s obligations hereunder.
10.6    Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
10.7    Specific Performance and Other Remedies.
(a)    The parties to this Agreement agree that, in the event of any breach or threatened breach by the other party or parties hereto, any Company Shareholder or the Shareholders’ Representative of any covenant, obligation or other agreement set forth in this Agreement, (i) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to seek a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related Action.
(b)    Any and all remedies herein expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.
(c)    The liability of any Person under Article VIII will be in addition to, and not exclusive of, any other Liability that such Person may have at Law or in equity based on such Person’s fraud in respect of this Agreement or the Transactions. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Article VIII, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at Law or in equity against a Person based on such Person’s fraud in respect of this Agreement or the Transactions, nor will any such provisions limit, or be deemed to limit (i) the amounts of recovery sought or awarded in any such claim for fraud in respect of this Agreement or the Transactions, (ii) the time period during which a claim for fraud in respect of this Agreement or the Transactions may be brought or (iii) the recourse which any such party may seek against another Person with respect to a claim for such Person’s fraud in respect of this Agreement or the Transactions.
10.8    Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction).
10.9    Exclusive Jurisdiction; Waiver of Jury Trial.
(a)    ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED FIRST, IN THE COURT OF CHANCERY WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (AND ANY APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) AND TO THE EXTENT SUCH COURT OF CHANCERY (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) LACKS JURISDICTION OVER THE MATTER, THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY), AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY'S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(b)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE RELATED AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9(b).
10.10    Entire Agreement. This Agreement, the Exhibits, Annexes and Schedules hereto, the Disclosure Letter, the Related Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter of this Agreement, and are not intended to confer upon any other person any rights or remedies hereunder.
10.11    Privilege. Purchaser and the Company hereby agree that all privileged communications prior to the Closing between the Company’s securityholders, the Shareholders’ Representative, the Company or any of their respective Affiliates, directors, managers, officers, employees or representatives, on the one hand, and Fenwick & West LLP (“Fenwick”), on the other hand, made in connection with the negotiation, preparation, execution, delivery and closing under this Agreement or any agreement entered into pursuant to this Agreement, or otherwise relating to the foregoing or any potential sale of the Company, shall be deemed to be privileged and confidential communications of the Company Security Holders and the Shareholders’ Representative, and the control of the confidentiality and privilege applicable thereto shall be retained by the Company Security Holders and the Shareholders’ Representative and all other communications prior to the Closing between such Persons, any third parties and Fenwick shall be deemed to be the confidential communications of the Company Security Holders and the Shareholders’ Representative. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, the Company or any of their respective Affiliates, on the one hand, and a Person other than a party to this Agreement or its Affiliates, on the other hand, after the Closing, Purchaser, the Company and any of their respective Affiliates may assert the attorney-client privilege to prevent disclosure to such third-party of such privileged communications; provided that none of Purchaser, the Company or any of their respective Affiliates may waive such privilege without the prior written consent of the Shareholders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed).
10.12    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in DocuSign and/or .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.
10.13    Parent Guaranty. Notwithstanding anything to the contrary herein, Parent undertakes to cause Purchaser to timely meet, and guarantees the performance of, all of Purchaser’s obligations herein and in each Related Agreement and to the extent Purchaser does not timely meet any obligation herein or in any such Related Agreement (including any payment obligations) Parent shall directly perform such obligation on behalf of Purchaser. This guaranty shall be a guaranty of payment and performance and not of collection, and Parent hereby agrees that its obligation hereunder shall be primary and unconditional (and not as a surety), subject in all respects to the terms and conditions of this Agreement. To the extent Parent is called upon to perform any such obligation on behalf of Purchaser, Parent shall have all of the rights that Purchaser would have had Purchaser performed such obligation directly.
[Signature Pages Follow]

IN WITNESS WHEREOF, Purchaser, Parent, the Company and the Shareholders’ Representative have caused this Agreement to be executed as of the date first written above.
DOCUSIGN INTERNATIONAL, INC.

By:    /s/ Vivian Chow
Name: Vivian Chow
Title: President

DOCUSIGN, INC. (solely for purposes of Section10.13)

By:    /s/ Daniel Springer
Name: Daniel Springer
Title: Chief Executive Officer

SEAL GROUP SOFTWARE LIMITED

By:    /s/ John O’Melia
Name: John O’Melia
Title: Chief Executive Officer

IN WITNESS WHEREOF, Purchaser, Parent, the Company and the Shareholders’ Representative have caused this Agreement to be executed as of the date first written above.

FORTIS ADVISORS LLC

By:    /s/ Ryan Simkin
Name: Ryan Simkin
Title: Managing Director

ANNEX A
CERTAIN DEFINED TERMS
“2010 Health Care Law” is defined in Section 3.11(r).
“2017 R&D Claim” means the R&D Claim in respect of FY 2017.
“2018 R&D Claim” means the R&D Claim in respect of FY 2018.
“2019 R&D Claim” means the R&D Claim in respect of FY 2019.
“Accounting Firm” is defined in Section 1.3(d).
“Accounts Relief” means any Relief (including any Right to Repayment) which has been taken into account in computing (and thereby reducing), or in obviating the need for, any provision for deferred tax in the Post-Closing WC Statement, or which is reflected or shown as an asset in the Post-Closing WC Statement and any R&D Tax Credit Payment..
“Acquisition” is defined in the Recitals.
“Acquisition Consideration” means all cash amounts payable to Company Security Holders (upon the terms set forth in Section 1.2 and throughout this Agreement (including the escrow provisions set forth in Article VIII)).
“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Purchaser), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving an Acquisition Transaction.
“Acquisition Transaction” means (i) the purchase, issuance, grant, or disposition of any capital stock or other securities of the Company, or of all or any part of the material assets of the Company (excluding issuances pursuant to equity incentives previously granted under the Plan, or in the normal course in connection with the issuance of equity to existing or new employees, and excluding sales of Company Products in the ordinary course of business) or (ii) any merger, consolidation, business combination or similar transaction involving the Company, in each case other than with Purchaser or its Affiliates.
“Action” means any action, suit, complaint, litigation, investigation, audit, proceeding, enquiry, arbitration or other similar dispute but excluding routine audits or routine visits from a Tax Authority.
“Affiliate” of any Person means another Person that directly or indirectly through one of more intermediaries controls, is controlled by or is under common control with, such first Person.
“Aggregate DT Consideration” means the aggregate Vested Company Option Cash Out Amount for all Transition Employee DT Options.
“Aggregate Exercise Price Amount” means an amount equal to (a) the aggregate exercise price of all Vested Company Options cancelled and converted into the right to receive the Vested Company Option Cash Out Amount pursuant to Section 1.2(b)(i), plus (b) the aggregate exercise price of all Company Warrants cancelled and converted into the right to receive the Warrant Consideration pursuant to Section 1.2(c)(i).
“Aggregate Loan Repayment Amount” is defined in Section 1.5.
“Aggregate Preferred Liquidation Preference” means the aggregate amount of the relevant Per Preferred Share Consideration (taking into account the variance in the Base Subscription Price) multiplied by each outstanding share of Company Preferred Shares that corresponds with that Base Subscription Price immediately prior to the Closing Date.
“Agreement” is defined in the Recitals.
“Agreement Date” is defined in the Recitals.
“Agreement Date Shareholders” is defined in the Recitals.
“Anti-Trust Laws” means all legislation, U.S. federal, state or non-U.S. statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
“Apogee Notes” means the convertible notes held by the Apogee Noteholders.
“Apogee Noteholders” means James K. Wagner Jr, Steven R. Harber, Kenneth M. Miller, Beth E. Anisman and Lawrence A. Bortstein.
“Articles” means the articles of association of the Company.
“Author” is defined in Section 3.9(g).
“Base Subscription Price” means in relation to any Subscription Price denominated in U.S. dollars, an amount equal to that Subscription Price and in relation to any Subscription Price not denominated in U.S. dollars, an amount equal to that Subscription Price converted into U.S. dollars at the Company’s main U.K. clearing bank’s spot rate of exchange for the purchase of U.S. dollars with the relevant currency in the London foreign exchange market at 11am on a particular date three Business Days before the distribution date.
“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in San Francisco, California and London, England are authorized or obligated by Law or executive order to close.
“Calculation Time” means 11:59 p.m. on the day immediately prior to the Closing Date.
“Cap” is defined in Section 8.3(b).
“Certificate of Incorporation” is defined in Section 3.1(a).
“CFA 2017” means the Criminal Finances Act 2017.
“Charter Documents” is defined in Section 3.1(b).
“Closing” is defined in Section 2.1.
“Closing Acquisition Consideration” is defined in Section 1.5.
“Closing Cash” means the cash (excluding restricted cash; provided that cash shall not be deemed restricted cash solely by reason of being located outside of the United States), cash equivalents and marketable securities of the Company, reduced by outstanding checks issued by the Company, and increased by checks received by the Company but not yet cleared, as of the Calculation Time. “Closing Cash” shall also be increased by an amount equal to any payments made by the Company prior to the Calculation Time to satisfy its severance obligations for Non-Continuing Employees outlined in Section 5.2(f) of the Disclosure Letter and pursuant to Section 6.17(b), who are terminated at or prior to the Closing at the direction of Purchaser.
“Closing Date” is defined in Section 2.1.
“Closing Indebtedness” means the aggregate amount of all outstanding Indebtedness (including principal and accrued and unpaid interest) of the Company as of the Calculation Time, including any penalties or premiums that would be associated with the full repayment and retirement of such Indebtedness (whether prior to or following the Closing Date) including for the avoidance of doubt any Indebtedness due to Toba Capital Venture Series of Toba Capital LLC, Silicon Valley Bank and the Apogee Noteholders.
“Closing Spreadsheet” is defined in Section 6.9.
“Closing Third Party Expenses” means unpaid Third Party Expenses of the Company as of immediately prior to the Closing.
“Closing Working Capital” means, as of the Calculation Time, an amount (whether positive or negative) equal to (i) the current assets of the Company (excluding Closing Cash) less (ii) the current liabilities of the Company (other than deferred revenue, Third Party Expenses and Indebtedness), in each case, as calculated in accordance with the Company Accounting Principles, provided that current liabilities in respect of Pre-Closing Taxes shall be determined as of the Closing Date through the Closing (in accordance with the definition of Pre-Closing Taxes). For the avoidance of doubt, a sample working capital statement calculating the Closing Working Capital as of the Company Balance Sheet Date is set forth on Schedule A (the “Sample Working Capital Statement”). For clarity, the Company Security Holders will not be liable to Purchaser or any of Purchaser’s Affiliates for any errors, omissions or inaccuracies in the Sample Working Capital Statement that are corrected in the Closing Spreadsheet.
“Closing Working Capital Adjustment” means (a) the amount (expressed as a negative number) by which the Closing Working Capital is less than the lowest number in the Target Working Capital Range, if the amount of Closing Working Capital is less than the lowest number in the Target Working Capital Range, (b) the amount (expressed as a positive number) by which the amount of Closing Working Capital is greater than the highest number in the Target Working Capital Range, if the amount of Closing Working Capital is greater than the highest number in the Target Working Capital Range, and (c) zero dollars ($0) if the Closing Working Capital is equal to the lowest number, highest number, or within the range of numbers of the Target Working Capital Range.
“COBRA” means the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Code Section 4980B and Sections 601 through 608 of ERISA, and any similar and applicable state or local statute, and, in each case, any official guidance promulgated thereunder.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” is defined in the Recitals.
“Company 401(k) Plan” is defined in Section 6.11.
“Company Accounting Principles” means U.K. GAAP as consistently applied by the Company for pre-Closing periods, and to the extent consistent with U.K. GAAP, using the same accounting principles, practices, procedures, policies and methods, with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies that were employed in the preparation of the Sample Working Capital Statement.
“Company Authorizations” is defined in Section 3.4(b).
“Company Balance Sheet” is defined in Section 3.6(b).
“Company Balance Sheet Date” is defined in Section 3.6(b).
“Company Board” is defined in the Recitals.
“Company Capital Shares” means the Company Ordinary Shares and the Company Preferred Shares.
“Company Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying, as of the Closing, to each item set forth on the Pre-Closing WC Statement, the Estimated Closing Statement and the Closing Spreadsheet.
“Company D&O Tail Policy” is defined in Section 6.16(a).
“Company Employee” means any current employee, consultant, independent contractor, advisor or director of the Company or any Subsidiary.
“Company Employee Borrower” is defined in Section 1.5.
“Company Employee Plan” is defined in Section 3.11(a).
“Company Indemnified Parties” is defined in Section 6.16(b).
“Company Indemnitors” means the Company Shareholders (including, for the avoidance of doubt, Parent), the Apogee Noteholders who have signed Note Holder Joinder Agreements, the holders of Company Warrants (other than Company Warrantholders whose only Company Warrants are Out-of-the-Money Warrants) who have signed a warrant cancellation agreement agreeing to be treated as a Company Indemnitor, and the holders of Vested Company Options that received or are entitled to receive a Vested Company Option Cash Out Amount, but excluding the Dragged Shareholders.
“Company Knowledge” or “Knowledge of the Company” (or any derivation thereof) means, with respect to the Company, the actual knowledge of the individuals listed on Exhibit D, and the knowledge the aforementioned individuals would have after reasonable inquiry of those individuals with operational responsibility for the fact or matter in question.
“Company Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, that is or would reasonably likely to be materially adverse to the business, assets (including intangible assets), liabilities, financial condition or results of operations of the Company taken as a whole, other than any Effect arising out of, resulting from or attributable to (a) changes generally affecting the U.S. or global economy, financial or securities markets; (b) any outbreak or escalation of war or any act of terrorism or any escalation or material worsening thereof; (c) any change in operating, business, regulatory or other conditions in the industry in which the Company operates; (d) any adoption, implementation, repeal, modification, reinterpretation or proposal of U.K. GAAP or U.S. GAAP or any Law, regulation or policy by any Governmental Entity (excluding any changes in applicable accounting standards), or any panel or advisory body empowered or appointed thereby, in each case, after the date hereof; (e) the taking of any specific action, or refraining from taking any specific action, in each case at the specific written request of Purchaser or as required by this Agreement; (f) the announcement or pendency of any of the Transactions; (g) natural disasters or other similar force majeure events; (h) the taking of any action by Purchaser or any of its Affiliates in bad faith or that is a breach of this Agreement or in its capacity as a shareholder or commercial partner of the Company; or (i) any failure, in and of itself, by the Company or any of its Subsidiaries to meet internal projections or forecasts or revenue or earnings predictions for any period ending on or after the Agreement Date (provided that the cause or basis for the Company or its Subsidiaries failure to meet such projections or forecasts or revenue or earnings predictions shall not be excluded); provided, however, that any change and Effect referred to in clauses (a), (b), (c), or (d), immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur only to the extent that such Effect has a disproportionate effect on the Company as compared to other participants in the industries in which the Company conducts its business.
“Company Privacy Commitments” is defined in Section 3.9(q)(ii).
“Company Option Holder” means a holder of one or more Company Options as set out in the Closing Spreadsheet.
“Company Options” means all issued and outstanding options to purchase or otherwise acquire Company Ordinary Shares (whether or not vested) held by any Person, including stock options granted under the Plan.
“Company Ordinary Shares” means the ordinary shares in the capital of the Company with nominal value of £0.001 per share issued and outstanding as at the Closing Date.
“Company Ordinary Shares Warrant” means a warrant issued by the Company for shares of Company Ordinary Shares, which warrant is outstanding prior to the Closing Date.
“Company Preferred Shares” means the preferred shares in the capital of the Company with nominal value £0.001 per share issued and outstanding as at the Closing Date.
“Company Preferred Shares Warrant” means a warrant issued by the Company for shares of Company Preferred Share that is outstanding prior to the Closing Date.
“Company Restricted Stock” means Company Capital Shares that are unvested or are subject to repurchase option, risk of forfeiture or other condition on title or ownership under any applicable restricted stock purchase agreement or other Contract with the Company.
“Company Securities” means, collectively, the Company Capital Shares, Company Options, and Company Warrants.
“Company Security Holders” means the Company Shareholders, Company Option Holders, and Company Warrantholders.
“Company Share Certificate” is defined in Section 2.3(d)(ii).
“Company Shareholders” means (i) with respect to any time before the Closing Date, collectively, the holders of record of shares of Company Capital Shares outstanding as of such time and (ii) with respect to any time at or after the Closing Date, collectively, the holders of record of shares of Company Capital Shares outstanding as of immediately prior to the Closing Date.
“Company Voting Debt” is defined in Section 3.5(e).
“Company Warrantholder” is defined in Section 1.2(c).
“Company Warrants” means the Company Ordinary Shares Warrants and the Company Preferred Shares Warrants.
“Confidential Information” is defined in Section 3.9(i).
“Confidentiality Agreement” is defined in Section 6.4(a).
“Continuing Employee” means each Company Employee who remains or becomes an employee of the Company or a Subsidiary or becomes an employee of Purchaser or any of its subsidiaries immediately following the Closing Date, including each Transition Employee.
“Contract” means any legally binding contract, mortgage, indenture, lease, license, covenant, plan, insurance policy or other agreement, instrument, arrangement, understanding or commitment, permit, concession, franchise or license.
“Covenant Termination Date” is defined in Section 8.1(c).
“CTA 2009” means the Corporation Tax Act 2009.
“CTA 2010” means the Corporation Tax Act 2010.
“Deductible Amount” is defined in Section 8.3(a).
“Delaware Law” means the General Corporation Law of the State of Delaware.
“Disclosure Letter” is defined in the Preamble to Article III.
“Dispute Statement” is defined in Section 1.3(c).
“Drag Along Notice” is defined in Section 6.2(b).
“Drag Along Right” is defined in the Recitals.
“Dragged Shareholders” is defined in Section 6.2(b).
“Employee Company Option” means any Company Option granted to the Company Option Holder in the holder’s capacity as, or that had vesting tied to the holder’s performance of services as, an employee of the Company (or a Subsidiary or other Affiliate of the Company) for applicable employment Tax purposes.
“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).
“End Date” is defined in Section 7.1(b).
“Environmental, Health and Safety Requirements” means all applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.
“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any other Person under common control with the Company that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.
“Escrow Agent” means the escrow agent designated under the Escrow Agreement or another institution reasonably acceptable to Purchaser and the Shareholders’ Representative, and any successor escrow agent appointed pursuant to the Escrow Agreement.
“Escrow Agreements” is defined in the Recitals.
“Escrow Amounts” means the Indemnity Escrow Amount and the Working Capital Escrow Amounts.
“Escrow Funds” means the Indemnity Escrow Fund and the Working Capital Escrow Fund and “Escrow Fund” means either as the context permits.
“Escrow Period” is defined in Section 2.3(b)(ii)(B).
“Escrow Pro Rata Portion” means, with respect to each Company Indemnitor (but, for purposes of this definition, excluding Purchaser), the quotient obtained by dividing (a) the amount of Total Acquisition Consideration payable to such Company Indemnitor in respect of such Company Indemnitor’s Company Capital Shares, Company Warrants and Vested Company Options, as applicable, and which for the purpose of this calculation shall (i) include the amount of Company Indebtedness paid to the Apogee Noteholders (ii) exclude, with respect to each Transition Employee, his or her DT Consideration, by (b) the amount of Total Acquisition Consideration payable to all Company Indemnitors (but, for purposes of this definition, excluding Purchaser) in respect of Company Capital Shares, Company Warrants and Vested Company Options held by all Company Indemnitors, as applicable, and which for the purpose of this calculation shall (i) include the amount of Company Indebtedness paid to the Apogee Noteholders and (ii) exclude the Aggregate DT Consideration, in each case as set out in the Closing Spreadsheet.
“Estimated Closing Cash” is defined in Section 1.3(a).
“Estimated Closing Indebtedness” is defined in Section 1.3(a).
“Estimated Closing Statement” is defined in Section 1.3(a).
“Estimated Closing Third Party Expenses” is defined in Section 1.3(a).
“Estimated Closing Working Capital Adjustment” is defined in Section 1.3(a).
“Event” means any act, omission, event or transaction, including the receipt or accrual of any income, profit or gains, the declaration, making or payment of any distribution, membership of or ceasing to be a member of any group or partnership or association, death, any residence or change in residence of any person for Tax purposes, the expiry of any period, entering into this Agreement and Closing.
“Exchange Documents” is defined in Section 2.3(d)(ii).
“Expense Cash” means an amount equal to $150,000.
“Expense Fund” is defined in Section 9.1(c)(i).
“Expiration Date” is defined in Section 8.1(a).
“Export Approvals” is defined in Section 3.20.
“Financial Statements” is defined in Section 3.6(a).
“Fundamental Representations” means those representations and warranties set forth in Section 3.1(a) and (e) (Organization, Good Standing, Power and Subsidiaries), Section 3.2 (other than Section 3.2(b)(ii)(C)) (Authority and Enforceability), Section 3.5(a), the first sentence of Section 3.5(b), the first sentence of Section 3.5(c), Section 3.5(d) and Section 3.5(f) (Company Capital Structure), and Section 3.19 (Transaction Fees).
“General Representations” means those representations and warranties set forth in Article III that are not Fundamental Representations.
“Government Contract” is defined in Section 3.10(a)(xxiv).
“Governmental Entity” means any U.S. federal, state, county or local, or non-U.S. court, tribunal, or arbitral or judicial body (including any grand jury), administrative agency or commission or other governmental, legislative, administrative, or quasi-governmental authority, instrumentality, agency or commission.
“HMRC” means HM Revenue & Customs.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” of any Person means, without duplication, all Liabilities of such Person for borrowed money, whether secured or unsecured, and all accrued interest, fees and prepayment penalties on such items.
“Indemnification Claim Notice” is defined in Section 8.4(a).
“Indemnification Claim Objection Notice” is defined in Section 8.4(b)
“Indemnified Parties” is defined in Section 8.2(a).
“Indemnity Escrow Amount” means an amount equal to $10,000,000; provided, however, that in the event Purchaser is unable to obtain the R&W Policy prior to the Closing Date (other than as a result of its breach of Section 6.19), then the Indemnity Escrow Amount shall mean an amount equal to 12.5% of the Total Selling Shareholders Consideration.
“Indemnity Escrow Fund” is defined in Section 2.3(b)(ii).
“Indemnity Pro Rata Portion” means, with respect to each Company Indemnitor, the quotient obtained by dividing (a) the amount of Total Acquisition Consideration payable to such Company Indemnitor in respect of such Company Indemnitor’s Company Capital Shares, Company Warrants and Vested Company Options, as applicable, and which for the purpose of this calculation shall (i) include (A) the amount of Company Indebtedness paid to the Apogee Noteholders and (B) with respect to Purchaser, the Purchaser Amount (ii) exclude, with respect to each Transition Employee, his or her DT Consideration, by (b) the amount of Total Acquisition Consideration payable to all Participating Sellers in respect of Company Capital Shares, Company Warrants and Vested Company Options held by all Participating Sellers, as applicable, and which for the purpose of this calculation shall (i) include (A) the amount of Company Indebtedness paid to the Apogee Noteholders and (B) the Purchaser Amount and (ii) exclude the Aggregate DT Consideration, in each case as set out in the Closing Spreadsheet.
“International Employee Plan” is defined in Section 3.11(i).
“Invoice” is defined in Section 2.2(b)(xiv)2.2(b)(xiii).
“IRS” means the United States Internal Revenue Service.
“ITEPA” means Income Tax (Earnings and Pensions) Act 2003.
“Joinder Agreements” is defined in the Recitals.
“Joinder Representations” means those representations and warranties set forth in Sections 1.1 (Ownership of Securities), Section 1.2 (Power, Authorization and Validity), Section 1.3 (No Consents), Section 1.4 (No Conflict) and Section 1.5 (Legal Proceedings) as set out in the respective Company Indemnitors’ Joinder Agreement or Note Holder Joinder Agreement, as applicable.
“Key Employee Offer Letter” is defined in the Recitals.
“Key Employees” is defined in the Recitals.
“Law” means any applicable U.S. or non-U.S. supranational, international, federal, state, local or other constitution, law, statute, ordinance, rule, regulation, directive, published administrative position, policy or principle of common law issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.
“Letter of Transmittal” is defined in Section 2.3(d)(i).
“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under applicable Law or any Action or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.
“Loan Repayment Agreement” is defined in Section 1.5.
“Loss” and “Losses” means any debts, obligations, liabilities, losses, damages, Taxes, deficiencies, judgments, assessments, fines, fees, penalties, out-of-pocket expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors, consultants and other experts, and other expenses of litigation), and any and all damages payable to third parties.
“made available” means that the Company has posted such materials to the virtual data room for “Project Ocean” managed by the Company at https://shareroom.fenwick.com and made available to Purchaser and its representatives during the negotiation of this Agreement (the “Data Room”), but only if so posted and made available on or prior to the date that is two Business Days prior to the Agreement Date.
“Material Contract” is defined in Section 3.10(a).
“New Litigation Claim” is defined in Section 6.7.
“Negative Closing Working Capital Adjustment Amount” is defined in Section 1.3(e)(iii)(D).
“Non-Competition and Non-Solicitation Agreements” means the Non-Competition and Non-Solicitation Agreements executed and delivered concurrently herewith by the Key Employees.
“Non-Continuing Employee Accelerated Company Option” means each Company Option (or portion thereof) held by a Non-Continuing Employee that is unvested and outstanding as of immediately prior to the acceleration of such Company Option (or portion thereof) pursuant to Section 1.2(b)(i) and that is subject to “double-trigger” acceleration such that, as the result of the Closing and a subsequent termination of the employment of the holder thereof, such Company Option (or portion thereof) would have accelerated in full and would have no longer been subject to any further vesting, right or repurchase, risk of forfeiture or other similar conditions (regardless of whether such holder in fact experiences a subsequent termination of employment that would have given rise to such acceleration).
“Non-Continuing Employees” means all current Company Employees of the Company who are not Continuing Employees, including those persons identified in Part 2 of Schedule B.
“Non-Employee Company Option” means each Company Option that is not an Employee Company Option.
“Non-Employee Company Option Holder” means each holder of a Non-Employee Company Option.
“Note Holder Joinder Agreements” means the Note Holder Joinder Agreements in the form attached hereto as Exhibit F.
“Offer Letter” means an offer letter for at-will employment with Purchaser or the Company (or an employment contract in the form required by the Purchaser for employment with such entity as it may determine, as applicable).
“Officer’s Certificate” is defined in Section 2.2(b)(xv)(A).
“Offset Amount” is defined in Section 1.5.
“Option Cancellation Agreement” is defined in Section 1.2(b)(i).
“Order” means any order, judgment, injunction, ruling, edict, or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.
“Other Selling Shareholders” is defined in the Recitals.
“Out-of-the-Money Warrants” is defined in Section 1.2(c)(i).
“Outstanding Balance” is defined in Section 1.5.
“Parachute Payment Waiver” is defined in Section 2.2(b)(vii).
“Participating Sellers” means each Selling Shareholder, each Apogee Noteholder, each holder of Vested Company Options that received or is entitled to recieve a Vested Company Option Cash Out Amount, each Company Warrantholder (excluding any holder of Out-of-the-Money Warrants) and each Dragged Shareholder.
“PAYE” means the assessment, collection and recovery of Tax in respect of PAYE income (as defined in and pursuant to ITEPA (and previously by the Income and Corporation Taxes Act 1988) and the PAYE regulations made thereunder.
“Payment Agent” means Continental Stock Transfer & Trust Company or another Person selected by Purchaser.
“Payoff Letter” is defined in Section 2.2(b)(xiii).
“Per Ordinary Share Consideration” means an amount in cash equal to (a) the Total Acquisition Consideration, plus the Aggregate Exercise Price Amount, plus the Aggregate Loan Repayment Amount, minus the Aggregate Preferred Liquidation Preference, divided by (b) the Total Outstanding Securities.
“Per Preferred Share Consideration” means an amount in cash equal to the Base Subscription Price, plus all accrued or declared but unpaid dividends as of immediately prior to the Closing Date on a share of Company Preferred Share.
“Per Share Consideration” means the Per Ordinary Share Consideration or the Per Preferred Share Consideration as the case may be.
“Permitted Encumbrances” means: (i) statutory liens for Taxes (x) not yet due and payable or (y) being contested in good faith by any appropriate proceedings for which adequate reserves have been established on the Company Balance Sheet in accordance with U.K. GAAP as consistently applied by the Company for pre-Closing periods, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of applicable Law to secure payments of customs duties in connection with the importation of goods, (vi) Standard Outbound IP Licenses and other non-exclusive licenses of Company-Owned Intellectual Property by the Company in the ordinary course of business consistent with past practice, and (vii) contractual restrictions on licenses to Third-Party Intellectual Property contained in the applicable written license agreement therefor.
“Person” means an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).
“Plans” means the Seal Software Group Limited Enterprise Management Incentive Plan Rules, adopted February 19, 2014, the Seal Software Group Limited Plan Rules (share option plan for person who are not UK Employees) and the Sub-Plan to the Seal Software Group Limited Enterprise Management Incentive Plan (United States), amended and restated on June 6, 2018.
“Post-Closing General Statement” is defined in Section 1.3(b).
“Positive Closing Working Capital Adjustment Amount” is defined in Section 1.3(e)(iii)(E).
“Post-Closing Deficit” is defined in Section 1.3(e)(i).
“Post-Closing Increase” is defined in Section 1.3(e)(ii).
“Post-Closing Statements” is defined in Section 1.3(b).
“Post-Closing WC Statement” is defined in Section 1.3(b).
“Pre-Closing Event” means any Event which occurred on or before the Closing Date.
“Pre-Closing Statement(s)” is defined in Section 1.3(a).
“Pre-Closing Taxes” means any and all Tax Liabilities (and in relation to sub-paragraph (x) of this definition below, other liabilities) of the Company, the Subsidiaries or, in relation to sub-paragraphs (iii), (viii), (ix) and (xi) of this definition, the Company, the Subsidiaries or the Purchaser or its affiliates, arising in respect of, or as a consequence of, or by reference to:

(i)	any profits earned by the Company in any Pre-Closing Tax Period;

(ii)	a Pre-Closing Event;

(iii)
any liability for inheritance tax which (A) has at Closing given rise to a charge on any of the shares in or assets of the Company or given rise to a power to sell, mortgage or charge any of the shares or assets of the Company, or (B) after Closing gives rise to a charge on any of the shares or assets of the Company or gives rise to a power to sell, mortgage or charge any of the shares or assets of the Company and which arises as a result of a transfer of value occurring or being deemed to occur on or before Closing (whether or not in conjunction with the death of any person whenever occurring), provided that in each case any right to pay Tax by instalments shall be disregarded and the provisions of section 213 Inheritance Tax Act 1984 shall not apply to any payment falling to be made under this Agreement;

(iv)
a failure to discharge Tax by any company or person with which the Company has been, or has been treated as being, connected or otherwise associated on or before Closing (including any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6);

(v)
an option, warrant or other right to acquire securities or interest in securities granted or acquired prior to Closing or in respect of the exercise of any such option, warrant or right or any other Event in relation to such option or right;

(vi)
any employment-related securities (as defined for the purposes of Part 7 ITEPA) or interest in any employment-related securities acquired on or before Closing or as a result of a right or obligation (whether or not legally binding) created on or before Closing;

(vii)
a relevant step (as defined in Part 7A ITEPA ("Part 7A")) being taken by a relevant third party person (as defined in Part 7A) pursuant to an arrangement entered into before Closing by, or on behalf of, or involving any Company Shareholder, the Company or any employee benefit trust or in connection with any incentive arrangements to which any Company Shareholder or the Company is a party;

(viii)
any of the consideration for Company Securities being subject to income tax (accountable via PAYE) or National Insurance contributions other than any income tax or primary or secondary class 1 National Insurance contributions which have been properly withheld from such consideration in accordance with the provisions of this Agreement;

(ix)	the failure or delay by any person to reimburse any amount in respect of income tax arising in connection with any of the circumstances described in sub- paragraphs (v) to (viii);

(i)	any R&D Claim made by the Company or any Subsidiaries on or before Closing or the 2018 R&D Claim or 2019 R&D Claim being wholly or partially disallowed; and

(ii)
any and all amounts includible in the income of Purchaser or any of its Affiliates (including the Company or any Subsidiaries) as a result of the application of Section 951 or 951A of the Code (including any amount as required under Section 965 of the Code) or any similar provisions of state or local Law with respect to income of the Company or any Subsidiaries, incurred on or prior to the Closing;

and for this purpose, in the case of Taxes based on income, sales, proceeds, profits, receipts, wages, compensation or similar items and all other Taxes that are not imposed on a periodic basis, the amount of such Taxes that have accrued through the Closing Date for a Straddle Tax Period shall be deemed to be the amount that would be payable if the taxable year or period ended at the end of the day on the Closing Date based on an interim closing of the books (and in the case of any Taxes attributable to the ownership by the Company of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date), except that (i) exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis, (ii) the employer portion of any payroll Taxes imposed with respect to any compensation payments payable as a result of, or in connection with, the purchase of the Company Capital Shares that are received on or around the Closing Date shall be attributed to the Pre-Closing Tax Period, and (iii) Tax attributable to Pre-Closing Events or to any profits earned or which arose in the Pre-Closing Tax Period shall be attributed to the Pre-Closing Tax Period. In the case of any other Taxes that are imposed on a periodic basis for a Straddle Tax Period, the amount of such Taxes that have accrued through the Closing Date shall be the amount of such Taxes for the relevant period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period. For the avoidance of doubt, for purposes of allocating Taxes imposed under Section 951A of the Code, the “qualified business asset investment” (as such term is used in Section 951(A)(d) of the Code) of an entity in respect of the Pre-Closing Tax Period shall equal the product of (i) the “qualified business asset investment” (as defined in Section 951A(d)(1) of the Code) of such entity for the taxable year that includes the Closing Date (determined as though such taxable year ended on the Closing Date), and (ii) a fraction, the numerator of which is the number of days in the portion of such taxable year ending on the Closing Date and the denominator of which is the total number of days in such taxable year.
“Pre-Closing Tax Period” means any taxable period or portion thereof ending on or prior to the Closing Date, including the portion of any Straddle Tax Period ending on and including the Closing Date.
“Pre-Closing WC Statement” is defined in Section 1.3(a).
“Pro Rata Portion” means the Working Capital Pro Rata Portion, Escrow Pro Rata Portion or Indemnity Pro Rata Portion, as applicable.
“PSU Award” is defined in Section 6.18.
“PSU Incentive Pool” is defined in Section 6.18.
“Purchaser” is defined in the Recitals.
“Parent Common Stock” means the common stock of Parent.
“Purchaser Prepared Returns” is defined in Section 6.13(b).
“Purchaser’s Proportion” means a fraction: (i) the numerator of which is equal to the product of (A) the Base Subscription Price of, plus all accrued or declared but unpaid dividends as of immediately prior to the Closing Date with respect to, a Company Preferred Share held by Parent or Purchaser multiplied by (B) the total number of Company Preferred Shares held by Purchaser (such product, the “Purchaser Amount”) and (ii) the denominator of which is equal to the Total Acquisition Consideration (without reduction for the Purchaser’s Proportion).
“Purchaser’s Relief” means (i) any Accounts Relief, (ii) any Relief attributable to a period after Closing or arising as a result of any Event occurring or deemed to occur after Closing, or (iii) any Relief of Purchaser’s Tax Group (other than the Company and any Subsidiary).
“Parent Stock Price” means the average closing stock price of Parent’s Common Stock during the 10 trading day period ending one day prior to the applicable date of grant.
“Purchaser’s Tax Group” means the Purchaser and any company which at the relevant time is in the same group of companies as the Purchaser for the purposes of any Tax or Relief, and ‘member of the Purchaser’s Tax Group’ shall have a corresponding meaning.
“Related Agreements” means the Escrow Agreement, the Joinder Agreements, the Parachute Payment Waivers, the Non-Competition and Non-Solicitation Agreements, the Key Employee Offer Letters and all other agreements and certificates entered into by the Company or any of the Company Security Holders in connection with the Transactions.
“Relevant Amount” is defined in Section 8.6(a).
“Relief” means any relief, loss, allowance, claim, credit, deduction or set-off given, claimed, claimable, due or available in respect of Tax or relevant to the computation of Tax, or any set-off or deduction in computing profits earned for the purposes of any Tax or any Right to Repayment or to a payment in respect of Tax, including any amount payable by a Tax Authority as a result of any R&D Claim, and (a) any reference to the ‘use or set-off’ of a Relief shall be construed accordingly and shall include use or set-off in part; and (b) references to the ‘loss’ of a Relief (including the loss of any Accounts Relief, and any other defined Relief) shall include the loss, non-availability, non-existence, reduction, counteraction, disallowance, clawback, cancellation or failure to obtain such Relief, and ‘lose’ and ‘lost’ shall be construed accordingly.
“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.
“Resolution Period” is defined in Section 1.3(d).
“Review Period” is defined in Section 1.3(c).
“Right to Repayment” means any right to repayment of Tax and includes any repayment supplement or interest in respect thereof.
“RSU Award” is defined in Section 6.18.
“RSU Incentive Pool” is defined in Section 6.18.
“R&D Claim” means any claim for relief for expenditure on research and development under any of the provisions of Part 13 CTA 2009 or an R&D expenditure credit (as defined for the purposes of section 104A CTA 2009) under any of the provisions of Chapter 6A of Part 3 CTA 2009.
“R&D Tax Credit Deferred Consideration” is defined in Section 1.3(e)(iv)(A).
“R&D Tax Credit Payment” means any payment actually received by the Company in cleared funds from HMRC after the Closing in respect of the 2018 R&D Claim or the 2019 R&D Claim. For the avoidance of doubt, this refers to a repayable credit only.
“R&W Policy” means a representation and warranty insurance policy for the benefit of Purchaser obtained in connection with this Agreement on the terms described in Schedule G.
“R&W Policy Premium” means the premiums (including broker fees), taxes and underwriting fee related to the R&W Policy.
“Sample Working Capital Statement” is defined in the definition of Closing Working Capital.
“Section 280G Approval” is defined in Section 6.15.
“Section 280G Payments” is defined in Section 6.15.
“Securities Act” means the Securities Act of 1933, as amended.
“Selling Shareholders” is defined in the Recitals.
“Significant Customer” is defined in Section 3.16(a).
“Significant Supplier” is defined in Section 3.16(b).
“Shareholders’ Representative” is defined in the Recitals.
“Shareholders’ Representative Expenses” is defined in Section 9.1(b).
“Specified Matters” means the matters listed on Schedule C.
“Specified Severance Obligations” means the cash severance obligations designated as such in the Disclosure Letter.
“Stock Transfer Form” means the stock transfer form in the form as set out at Exhibit E.
“Straddle Tax Period” means any taxable period beginning on or before and ending after the Closing Date.
“Subscription Price” means in relation to a Company Preferred Share, the amount paid up or credited as paid up on such share (including the full amount at which such share was issued or deemed to be issued).
“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.
“Target Working Capital Range” means $6,600,000 to $7,000,000.
“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, VAT, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent, including National Insurance contributions), apprenticeship levy, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty, levy, charge, contribution, rate, assessment, withholding or impost or other governmental fee, of any jurisdiction, together with any related interest or penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition, assessment, administration, demand or collection of any such Tax (each, a “Tax Authority”) (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person, by Contract or pursuant to any Law, or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.
“Tax Authority” is defined in the definition of Tax.
“Tax Claim” means a claim under the Tax Covenant or a claim for a breach of the Tax Representations.
“Tax Covenant” means the covenants to pay set out in Sections 8.2(a)(ii) and 8.2(a)(viii).
“Tax Demand” means any notice, demand, assessment letter or other document (including any self-assessment return) from which it appears that there is or may be a Tax Liability or other liability in respect of which a Tax Claim may be made for which the Company Indemnitors are or may be liable.
“Tax Liability” means:

(i)	any liability or increase in the liability to make a payment of or in respect of Tax, in which case the amount of the Tax Liability shall be the amount of the actual payment or increased payment;

(ii)
the loss (in whole or in part) of any Accounts Relief (other than a Right to Repayment), in which case the amount of the Tax Liability shall be the Tax which would have been saved by the Company but for such loss, the amount of such Tax being calculated on the basis of the relevant rates of Tax current at Closing or, where the Accounts Relief in question would not have operated as a deduction from gross income, profits or gains, the amount of the Relief which would otherwise have been obtained or the amount by which such Relief is reduced, as the case may be; and

(iii)
the use or set-off (in whole or in part) of any Purchaser’s Relief to reduce or eliminate any liability of the Company or Purchaser to make an actual payment of Tax in respect of which, but for such use or set-off, Purchaser would have been entitled to make a Tax Claim, in which case the Tax Liability shall be treated as arising in respect of a Pre-Closing Event and the amount of the Tax Liability shall be the amount for which the Company Indemnitors would have been liable but for such use or set-off.

“Tax Representation” means any representation or warranty in Section 3.7.
“Tax Return” means any return (including any information return), assessment, accounts, computation, report, statement, declaration, estimate, schedule, notice, disclaimer, notification, form, election, claim, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Tax Authority, including any amendment thereof or attachment thereto.
“TCGA” means the Taxation of Chargeable Gains Act 1992.
“Third Party Claim” is defined in Section 8.5.
“Third Party Expenses” means all fees and expenses, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties (including holders of Company Capital Shares, Company Warrants and Company Options) incurred by or on behalf of the Company in connection with the negotiation, consummation and/or effectuation of the terms and conditions of this Agreement and the Transactions, including (i) any payments made or anticipated to be made by the Company as a brokerage or finders’ fee, agents’ commission or any similar charge, in connection with the Acquisition, (ii) any bonus, severance, change-in-control payments or similar payment obligations ( (A) including payments (other than payments of Vested Company Option Cash Out Amount) with “single-trigger” provisions triggered at and as of the consummation of the Transactions and (B) excluding severance obligations for Non-Continuing Employees who are terminated at or prior to the Closing at the direction of Purchaser, payments with “double-trigger” provisions relating to Non-Continuing Employees and any payments with “double trigger” provisions that do not relate to Non-Continuing Employees and are incurred following the Closing as a result of any action by Purchaser or its affiliates following the Closing) that become due and payable as a result of the consummation of the Transactions; (iii) the Specified Severance Obligations; (iv) any Liability of the Company under deferred compensation plans, phantom equity plans or similar arrangements made payable in whole or in part as a result of the Transactions; (iv) the cost of the Company D&O Tail Policy; (v) Transaction Payroll Taxes, except to the extent the inclusion of such Taxes in Closing Working Capital actually reduces the Total Acquisition Consideration and (vi) the R&W Policy Premium.
“Third Party Notice” is defined in Section 8.5.
“Total Acquisition Consideration” means an amount in cash equal to (i) $203,000,000, plus (ii) the Closing Cash, minus (iii) Closing Indebtedness, minus (iv) Closing Third Party Expenses, minus (v) the absolute value of the amount, if any, by which Closing Working Capital is less than the lowest number in the Target Working Capital Range, plus (vi) the amount, if any, by which the Closing Working Capital is greater than the highest number in the Target Working Capital Range, plus (vii) the R&D Tax Credit Deferred Consideration in accordance with Section 1.3(e)(iv) (provided that at Closing this amount shall be assumed to be zero dollars and then adjusted upwards to reflect amounts paid to the Participating Sellers in accordance with Section 1.3(e)(iv)), plus (viii) the Aggregate DT Consideration, in the case of only clauses (i) through (vii) adjusted to take into account the Purchaser’s Proportion.
“Total Selling Shareholders Consideration” means the product of (i) the number of Company Capital Shares issued and outstanding immediately prior to the Closing and held by the Selling Shareholders multiplied by (ii) the applicable Per Share Consideration.
“Total Outstanding Securities” means (without duplication), (i) the aggregate number of shares of Company Ordinary Shares issued and outstanding immediately prior to the Closing Date (excluding, for the avoidance of doubt, any Company Capital Shares held by Purchaser), plus (ii) the maximum aggregate number of shares of Company Ordinary Shares issuable upon full exercise of all Vested Company Options (excluding Vested Company Options that are not “in-the-money”) issued and outstanding immediately prior to the Closing Date, plus (iii) the maximum aggregate number of shares of Company Capital Shares issuable upon full exercise of all Company Warrants (excluding Out-of-the-Money Warrants) issued and outstanding immediately prior to the Closing Date, and on an as-converted to Company Ordinary Shares basis.
“Total Outstanding Shares” means (without duplication) the aggregate number of shares of Company Capital Shares issued and outstanding immediately prior to the Closing Date, on an as converted to Company Ordinary Shares basis.
“Transaction Payroll Taxes” means the employer portion of payroll or employment Taxes (including apprenticeship levy) incurred in connection with (i) the accelerated vesting of Company Options as contemplated by Section 1.2(b)(i), (ii) the payment of the Vested Company Option Cash Out Amount or (iii) any Third Party Expenses (other than limb (v)), whether payable by Purchaser, the Company or any of their Affiliates and regardless of when paid or accrued; provided that clauses (i) and (ii) shall exclude such Taxes with respect to the Transition Employee DT Options and Non-Continuing Employee Accelerated Company Options of Non-Continuing Employees who are terminated at or prior to the Closing at the direction of Purchaser.
“Transactions” is defined in the Recitals.
“Transfer Taxes” is defined in Section 6.13(c).
“Transition Employee DT Option” means each Company Option (or portion thereof) held by a Transition Employee that is unvested and outstanding as of immediately prior to the acceleration of such Company Option (or portion thereof) pursuant to Section 1.2(b)(i) and that is subject to “double-trigger” acceleration such that, as the result of the Closing and a subsequent termination of the employment of the holder thereof, such Company Option (or portion thereof) would have accelerated in full and would have no longer been subject to any further vesting, right or repurchase, risk of forfeiture or other similar conditions (regardless of whether such holder in fact experiences a subsequent termination of employment that would have given rise to such acceleration).
“Transition Employees” means those persons identified in Part 2 of Schedule B and marked with an asterisk and such other persons mutually agreed by Purchaser and the Company prior to the Closing to be designated as such.
“U.K. GAAP” means United Kingdom generally accepted accounting principles consistently applied.
“U.S.” means the United States of America.
“U.S. GAAP” means U.S. generally accepted accounting principles consistently applied.
“Unvested Company Option” means (i) any Company Option (or portion thereof) that not a Vested Company Option and (ii) any promise (whether contractual or otherwise) to grant a right to purchase or otherwise acquire Company Ordinary Shares that has not been satisfied prior to the Closing Date.
“VAT” means value added, sales, use or any similar or equivalent Tax that is levied on the supply of goods or services in any jurisdiction.
“Vested Company Option” means any Company Option (or portion thereof) that is vested and outstanding immediately prior to the Closing, including any Company Option (or portion thereof) (i) that is subject to “single-trigger” accelerated vesting such that, as a result of the Closing, such Company Option (or portion thereof) will accelerate in full and no longer be subject to any further vesting, right of repurchase, risk of forfeiture or other similar conditions, (ii) that is a Non-Continuing Employee Accelerated Company Option or (iii) that is a Transition Employee DT Option.
“Vested Company Option Cash Out Amount” is defined in Section 1.2(b)(i).
“Warrant Consideration” is defined in Section 1.2(c)(i).
“Warrantor” means the Company.
“WARN Act” means Worker Adjustment Retraining Notification Act of 1988, as amended.
“Working Capital Escrow Amount” means $750,000.
“Working Capital Escrow Fund” is defined in Section 2.3(b)(ii).
“Working Capital Pro Rata Portion” means with respect to each Participating Seller the quotient obtained by dividing (a) the amount of Total Acquisition Consideration payable to such Participating Seller in respect of such Participating Seller’s Company Capital Shares, Company Warrants and Vested Company Options, as applicable, and which for the purpose of this calculation shall (i) include the amount of Company Indebtedness paid to the Apogee Noteholders (ii) exclude, with respect to each Transition Employee, his or her DT Consideration, by (b) the amount of Total Acquisition Consideration payable to all Participating Sellers, in respect of their Company Capital Shares, Company Warrants and Vested Company Options, as applicable, and which for the purpose of this calculation shall (i) include the amount of Company Indebtedness paid to the Apogee Noteholders and (ii) exclude the Aggregate DT Consideration, in each case as set out in the Closing Spreadsheet.